UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

October 26, 2020

Date of Report (Date of earliest event reported)

ADVANCED MICRO DEVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-07882	94-1692300
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2485 Augustine Drive

Santa Clara, California 95054

(Address of principal executive offices) (Zip Code)

(408) 749-4000

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	AMD	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

On October 26, 2020, Advanced Micro Devices, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, Thrones Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Xilinx, Inc., a Delaware corporation (“Xilinx”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Xilinx (the “Merger”), with Xilinx surviving such Merger as a wholly owned subsidiary of the Company.

Merger Consideration

Under the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of Xilinx (the “Xilinx Common Stock”) issued and outstanding immediately prior to the Effective Time (other than treasury shares and any shares of Xilinx Common Stock held directly by the Company or Merger Sub) will be converted into the right to receive 1.7234 (the “Exchange Ratio”) fully paid and non-assessable shares of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) and, if applicable, cash in lieu of fractional shares, subject to any applicable withholding.

At the Effective Time, (i) all Xilinx restricted stock units (“Xilinx RSUs”) with vesting criteria based on continuing service that are outstanding and held by employees of Xilinx as of immediately prior to the Effective Time will be automatically converted into restricted stock units denominated in shares of Company Common Stock based on the Exchange Ratio, (ii) all Xilinx RSUs with performance-based vesting criteria that are outstanding and held by employees of Xilinx as of immediately prior to the Effective Time, after giving effect to Xilinx’s determination, based on actual, or, in the event consummation of the Merger occurs during or after Xilinx’s fiscal year 2022, the greater of target-level and actual, performance through a date that is not less than ten Business Days prior to the Effective Time, of Xilinx RSUs earned, will be (to the extent earned) automatically converted into restricted stock units denominated in shares of Company Common Stock based on the Exchange Ratio and all unearned performance-based Xilinx RSUs forfeited, (iii) all Xilinx options held by employees of Xilinx that are outstanding as of immediately prior to the Effective Time (if any) will be automatically converted into options to acquire a number of shares of Company Common Stock determined based on the Exchange Ratio (with the exercise price being adjusted based on the Exchange Ratio) and (iv) all Xilinx options and Xilinx RSUs held by non-employee members of Xilinx’s board of directors shall accelerate in full and, in the case of Xilinx RSUs, become settled. Aside from the foregoing adjustments, the awards will generally remain subject to the same vesting and other terms and conditions that applied to the awards immediately prior to the Effective Time.

Post-Closing Governance

The Company has agreed to add at least two members of Xilinx’s board of directors to the Company’s board of directors at the closing of the Merger. The two directors will be selected by the Company’s board of directors, each of whom must qualify as an “independent director” under applicable rules and regulations of the Nasdaq Global Select Market (“Nasdaq”), and the Company has agreed to nominate them for reelection at the Company’s first annual stockholders meeting that occurs after the closing.

Conditions to the Merger

The obligation of Xilinx and the Company to consummate the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of a number of customary conditions, including: (i) the adoption of the Merger Agreement by Xilinx’s stockholders; (ii) approval of the issuance of shares of Company Common Stock in the Merger by the Company’s stockholders; (iii) the Company’s registration statement on Form S-4 to be filed in connection with the Merger having become effective, and the shares of Company Common Stock issuable in the Merger having been approved for listing on the Nasdaq; (iv) the expiration of any applicable waiting period, the absence of any pending agreement between the Company and any governmental entity not to close, and receipt of any required approvals under the antitrust laws of the United States and certain foreign jurisdictions; (v) the absence of laws or orders restraining the consummation of the Merger; (vi) the representations and warranties of Xilinx and the Company being true and correct, subject to the materiality standards contained in the Merger Agreement, and Xilinx and the Company having complied in all material respects with their respective obligations under the Merger Agreement; (vii) the absence of any effects that have constituted or resulted in, or would reasonably be expected to constitute or result in, a material adverse effect for Xilinx or the Company; and (viii) the receipt by Xilinx and the Company of certain closing tax opinions.

Representations and Warranties; Covenants

The Merger Agreement contains customary representations and warranties given by Xilinx, the Company and Merger Sub. The Company and Xilinx have also each made customary covenants in the Merger Agreement, including covenants by each of the parties relating to conduct of their business prior to the closing of the Merger. Pursuant to the Merger Agreement, following the issuance of any dividend in respect of the second quarter of Xilinx’s fiscal 2021 year, Xilinx is required to suspend its dividend until a date that is at least 12 months after the signing date. The parties have generally agreed to use their respective reasonable best efforts to complete the Merger, including to obtain the required regulatory approvals for the transaction, and the Company has agreed, if required, to make divestitures or to accept changes or restrictions on its current or future business operations, so long as such actions would not reasonably be expected to have a materially adverse effect on (i) Xilinx and its subsidiaries (taken as a whole) or (ii) the Company and its subsidiaries (taken as a whole) deemed to be the same size as Xilinx and its subsidiaries (taken as a whole).

The Merger Agreement also contains reciprocal covenants by Xilinx and the Company not to solicit or participate in any discussions or negotiations with any person making an inquiry or proposal for an alternative transaction, and requiring Xilinx’s and the Company’s respective boards of directors to recommend the transaction-related proposals to their stockholders, in each case subject to certain exceptions. Prior to the approval of the transaction-related proposals by their stockholders, the boards of directors of Xilinx and the Company, as applicable, may change their recommendation in response to an unsolicited proposal for an alternative transaction, if the board of directors determines that the proposal constitutes a “Company Superior Proposal” or “Parent Superior Proposal” (each as defined in the Merger Agreement), as applicable, and that failure to take such action would reasonably be expected to be inconsistent with their fiduciary duties to their stockholders under applicable law, subject to complying with certain procedures set forth in the Merger Agreement. Prior to the approval of the transaction-related proposals by their stockholders, Xilinx’s and the Company’s respective boards of directors may also change their recommendation if a “Company Intervening Event” or “Parent Intervening Event” (each as defined in the Merger Agreement), as applicable, occurs, and the applicable board of directors determines, after consultation with its outside legal counsel and financial advisor, that failing to change its recommendation would be reasonably likely to be inconsistent with their fiduciary duties, subject to complying with certain procedures set forth in the Merger Agreement.

Termination and Termination Fees

The Merger Agreement contains customary mutual termination rights for Xilinx and the Company, including if the Merger is not completed by October 26, 2021 (subject to automatic extension first to January 26, 2022 and then to April 26, 2022, in each case, to the extent the regulatory closing conditions remain outstanding) (the “Outside Date”), and if either of the required stockholder approvals is not obtained. The Merger Agreement also contains customary termination rights for the benefit of each party, including (i) if the board of directors of the other party changes its recommendation, (ii) if the board of directors of such party authorizes entry into a definitive agreement relating to a superior proposal and (iii) if the other party breaches its representations, warranties or covenants under the Merger Agreement in a way that would result in a failure of its condition to closing being satisfied (subject to certain procedures and cure periods).

Under the Merger Agreement, Xilinx will be required to pay a termination fee to the Company equal to $1 billion if the Merger Agreement is terminated in certain circumstances, including if the Merger Agreement is terminated because Xilinx’s board of directors has changed its recommendation. The Company will be required to pay a termination fee to Xilinx equal to $1.5 billion if the Merger Agreement is terminated in certain circumstances, including if the Merger Agreement is terminated because the Company’s board of directors has changed its recommendation. The Company will be required to pay a termination fee equal to $1 billion if the Merger Agreement is terminated in certain circumstances related to the failure to obtain required regulatory approvals prior to the Outside Date.

Additional Information

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any factual information about Xilinx or the Company.

The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by stockholders, or any individual or other entity other than the parties. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, the Company undertakes no obligation to update such information.

Item 5.03 Amendments to Bylaws

On October 26, 2020, the Company’s board of directors determined that it was in the best interests of the Company and its stockholders to amend and restate the Bylaws of the Company (the “Bylaws”) and by resolution authorized, approved and adopted an amendment and restatement of the Bylaws (the “Bylaws Amendment and Restatement”). The Bylaws Amendment and Restatement became effective immediately upon its adoption. The Bylaws Amendment and Restatement provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or to the Company’s stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Company’s certificate of incorporation or the Bylaws or as to which the General Corporation Law of the State of Delaware confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine. Subject to the foregoing, the Bylaws Amendment and Restatement further provides that unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

The foregoing description of the Bylaws Amendment and Restatement does not purport to be a complete description and is qualified in its entirety by reference to, and should be read in conjunction with, the complete text of the Bylaws Amendment and Restatement, which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure

On October 27, 2020, the Company issued a joint press release with Xilinx announcing the Merger Agreement.

A copy of the joint press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this report furnished pursuant to Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. It may only be incorporated by reference in another filing under the Exchange Act or the Securities Act of 1933, as amended, if such subsequent filing specifically references such information.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of the Company and Xilinx and that also will constitute a prospectus with respect to shares of the Company’s common stock to be issued in the proposed transaction (the “joint proxy statement/prospectus”). Each of the Company and Xilinx may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that the Company or Xilinx may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of the Company and Xilinx. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about the Company, Xilinx and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at ir.AMD.com or by contacting the Company’s Corporate Secretary by email at Corporate.Secretary@AMD.com. Copies of the documents filed with the SEC by Xilinx will be available free of charge on Xilinx’s website at investor.Xilinx.com or by contacting Xilinx’s Investor Relations department by email at ir@xilinx.com.

Participants in the Solicitation

The Company, Xilinx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of the Company, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Company’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020. Information about the directors and executive officers of Xilinx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Xilinx’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

The statements in this communication include forward-looking statements concerning the Company, Xilinx, the proposed transaction and other matters. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur. Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology. The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing; negative effects of the announcement of the transaction; risks that the businesses will not be integrated successfully or that the combined companies will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions, potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on the Company’s or the combined company’s relationships with suppliers, customers, employers and regulators; and demand for the combined company’s products. A more fulsome discussion of the risks related to the proposed transaction will be included in the joint proxy statement/prospectus. For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal years ended December 28, 2019 and March 28, 2020, respectively, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements Many of these risks and uncertainties may be exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. The Company does not assume, and hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of October 26, 2020, by and among Advanced Micro Devices, Inc., Thrones Merger Sub, Inc. and Xilinx, Inc.*

3.1	Amendment and Restatement of Bylaws of Advanced Micro Devices, Inc., dated October 26, 2020

99.1	Joint Press Release of Advanced Micro Devices, Inc. and Xilinx, Inc., dated October 27, 2020

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the Company may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 26, 2020	ADVANCED MICRO DEVICES, INC.

	By:	/s/ Harry A. Wolin
	Name:	Harry A. Wolin
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among:

ADVANCED MICRO DEVICES, INC.,

a Delaware corporation;

THRONES MERGER SUB, INC.,

a Delaware corporation;

and

XILINX, INC.,

a Delaware corporation

Dated as of October 26, 2020

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB		34

3.1	Due Organization and Good Standing; Subsidiaries.	34
3.2	Organizational Documents	34
3.3	Capitalization	35
3.4	Authority; Binding Nature of Agreement	36
3.5	Vote Required	37
3.6	Non-Contravention; Consents	37
3.7	Reports; Financial Statements; Internal Controls	38
3.8	Absence of Certain Changes	40
3.9	Compliance with Legal Requirements	40
3.10	Legal Proceedings; Investigations; Orders	42
3.11	Intellectual Property and Related Matters.	42
3.12	Tax Matters	43
3.13	Environmental Matters	45
3.14	Certain Business Practices	45
3.15	Takeover Statutes	46
3.16	Ownership of Company Common Stock	46
3.17	Intended Tax Treatment	46
3.18	Opinion of Financial Advisor	46
3.19	Brokers	46
3.20	Information Supplied	47
3.21	Acquisition Sub	47

SECTION 4. COVENANTS		47

4.1	Interim Operations.	47
4.2	Company No Solicitation	53
4.3	Parent No Solicitation	55
4.4	Registration Statement; Joint Proxy Statement/Prospectus	57
4.5	Meeting of the Company’s Stockholders; Company Change in Recommendation	58
4.6	Meeting of Parent’s Stockholders; Parent Change in Recommendation	63
4.7	Filings; Other Action	67
4.8	Access	70
4.9	Acquisition Sub; Parent Vote	71
4.10	Publicity	71
4.11	Company ESPP; Other Employee Benefits	72
4.12	Certain Tax Matters	74
4.13	Indemnification; Directors’ and Officers’ Insurance	75
4.14	Stockholder Litigation	77
4.15	Stock Exchange Listing and Delisting	77
4.16	Section 16 Matters	77
4.17	Director Resignations	77
4.18	Takeover Statutes	78
4.19	Revolving Credit Facility	78

ii

SECTION 5. CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER		78

5.1	Conditions Precedent to Each Party’s Obligations	78
5.2	Additional Conditions Precedent to Parent’s Obligations	79
5.3	Additional Conditions Precedent to the Company’s Obligations	80

SECTION 6. TERMINATION		81

6.1	Termination	81
6.2	Effect of Termination	83
6.3	Termination Fees	83

SECTION 7. MISCELLANEOUS PROVISIONS		86

7.1	Amendment	86
7.2	Waiver	86
7.3	No Survival of Representations and Warranties	86
7.4	Entire Agreement; Non-Reliance; Third-Party Beneficiaries	87
7.5	Applicable Law; Jurisdiction	89
7.6	Payment of Expenses	89
7.7	Assignability; Parties in Interest	89
7.8	Notices	89
7.9	Severability	90
7.10	Counterparts	91
7.11	Specific Performance	91
7.12	Disclosure Schedules	91
7.13	Construction	92

Exhibits

Exhibit A	Certain Definitions

Exhibit B	Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of October 26, 2020, by and among: Advanced Micro Devices, Inc., a Delaware corporation (“Parent”); Thrones Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”); and Xilinx, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. The parties intend that Acquisition Sub be merged with and into the Company (the “Merger”) in accordance with this Agreement and the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Acquisition Sub will cease to exist and the Company will continue as the Surviving Corporation and a wholly owned Subsidiary of Parent.

B. The Company Board has unanimously: (i) determined that the Merger is fair to and in the best interests of the Company and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, on the terms and subject to the conditions set forth in this Agreement; and (iii) recommended that the Company’s stockholders adopt this Agreement.

C. The Parent Board has unanimously: (i) determined that the terms of this Agreement and the Merger are fair to, and in the best interests of, Parent and its stockholders; (ii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger and the issuance of shares of Parent Common Stock in connection therewith, each on the terms and subject to the conditions set forth in this Agreement; and (iii) recommended that Parent’s stockholders approve the issuance of shares of Parent Common Stock in connection with the Merger on the terms and subject to the conditions set forth in this Agreement.

D. The board of directors of Acquisition Sub has: (i) determined that it is advisable and in the best interests of Acquisition Sub and its sole stockholder for Acquisition Sub to enter into this Agreement; (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger; and (iii) recommended that its sole stockholder adopt this Agreement.

E. It is intended that, for U.S. federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that this Agreement is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code.

AGREEMENT

The parties to this Agreement, in consideration of the representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, agree as follows:

SECTION 1. THE MERGER

1.1 The Merger. At the Effective Time, Acquisition Sub shall be merged with and into the Company in accordance with the DGCL and upon the terms and subject to the conditions set forth in this Agreement, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”) in the Merger and a wholly owned Subsidiary of Parent. From and after the Effective Time, all the property, rights, powers, privileges and franchises of the Company and Acquisition Sub shall be vested in the Surviving Corporation and all of the debts, obligations, liabilities, restrictions and duties of the Company and Acquisition Sub shall become the debts, obligations, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

1.2 Closing. The consummation of the Merger (the “Closing”) shall be held (a) at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, CA 94025, or (b) remotely by exchange of documents and signatures (or their electronic counterparts), in either case unless another place is agreed to in writing by the parties to this Agreement, on a date to be designated jointly by Parent and the Company, which shall be no later than the second Business Day after the satisfaction or, to the extent permitted hereunder and by applicable Legal Requirements, waiver of the last to be satisfied or waived of all conditions to the parties’ respective obligations to effect the Merger set forth in Sections 5.1, 5.2 and 5.3, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions at the Closing, unless another time or date is agreed to in writing by Parent and the Company. The date on which the Closing actually takes place is referred to as the “Closing Date”. Subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger with respect to the Merger (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”) and make all other filings or recordings required by the DGCL in connection with effecting the Merger. The Merger shall become effective on the date and at such time as the Certificate of Merger is filed with the Delaware Secretary of State or at such later time as may be mutually agreed to in writing by Parent and the Company and specified in the Certificate of Merger (the time at which the Merger becomes effective being referred to in this Agreement as the “Effective Time”).

1.3 Certificate of Incorporation and Bylaws.

(a) Subject to the requirements set forth in Section 4.13(a), at the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as the certificate of incorporation of Acquisition Sub until thereafter changed or amended as set forth in the form of certificate of incorporation of the Surviving Corporation attached hereto as Exhibit B.

(b) Subject to Section 4.13(a), the parties hereto shall take all requisite actions so that, from and after the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to conform to the bylaws of Acquisition Sub as in effect immediately prior to the Effective Time, except (i) for the provisions thereof referring to the name of the Surviving Corporation, which shall instead be amended to refer to “Xilinx, Inc.”, and (ii) for the provisions of Article VI of the bylaws of the Company, which shall not be amended and shall remain in effect as Article VI of the bylaws of the Surviving Corporation upon the Effective Time, and as so amended shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 4.13(a).

1.4 Directors and Officers.

(a) From and after the Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Legal Requirements and the Surviving Corporation’s Organizational Documents: (i) the directors of Acquisition Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation; and (ii) the officers of Acquisition Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation.

(b) Prior to the Effective Time, Parent shall take such actions as may be reasonably necessary or appropriate such that, as of the Effective Time, the Parent Board shall include at least two directors designated by the Parent Board (after reasonable consultation with, and reasonable consideration of the recommendations of, the Company) from among the directors serving on the Company Board as of immediately prior to the Effective Time, each of whom must qualify as an “independent director” under applicable Nasdaq rules and regulations. Each of such directors shall hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal as a member of the Parent Board. Parent agrees to nominate such individuals appointed to the Parent Board pursuant to this Section 1.4(b) for reelection at Parent’s first annual stockholders meeting that occurs after the Closing.

1.5 Conversion of Securities. Subject to the terms and conditions of this Agreement, at the Effective Time, automatically, by virtue of the Merger and without any further action on the part of Parent, Acquisition Sub, the Company or any stockholder of the Company:

(a) all shares of Company Common Stock that are held in the Company’s treasury or are held directly by Parent or Acquisition Sub immediately prior to the Effective Time shall be cancelled and shall cease to exist, and no consideration shall be paid or payable in respect thereof;

(b) except as provided in Section 1.5(a), each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, without interest, a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio (the per share consideration payable in accordance with this Section 1.5(b), the “Merger Consideration”); and

(c) each share of common stock, par value $0.01 per share, of Acquisition Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

1.6 Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, during the period from the date of this Agreement through the Effective Time, the outstanding shares of Parent Common Stock or Company Common Stock are changed or converted into a different number or class or series of shares by reason of any stock split, division, combination, change, exchange or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reorganization, reclassification, recapitalization or other similar transaction, or a record date with respect to any such event shall occur during such period, then the Merger Consideration shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action. Nothing in this Section 1.6 shall be construed to permit the parties to take any action except to the extent consistent with, or not otherwise prohibited by, the terms of this Agreement.

1.7 Treatment of Equity Awards.

(a) Effective as of the Effective Time, each Company Option held by an individual who, as of immediately after the Effective Time, constitutes an “employee” of Parent within the meaning of Form S-8 that is outstanding and unexercised, whether vested or unvested, immediately prior to the Effective Time (each, an “Assumed Company Option”) shall cease to represent a right to acquire shares of Company Common Stock and shall be assumed by Parent and converted automatically into a Parent Option on the same terms and conditions (including applicable vesting, exercise and expiration provisions) as applied to such Assumed Company Option immediately prior to the Effective Time, except that: (i) the number of shares of Parent Common Stock subject to each Assumed Company Option shall be determined by multiplying: (A) the number of shares of Company Common Stock subject to such Assumed Company Option immediately prior to the Effective Time; by (B) the Exchange Ratio, and rounding such product down to the nearest whole share; and (ii) the per share exercise price of each Assumed Company Option shall be determined by dividing: (A) the per share exercise price of the Assumed Company Option immediately prior to the Effective Time; by (B) the Exchange Ratio, and rounding such quotient up to the nearest whole cent.

(b) Effective as of the Effective Time, each award of Company RSUs held by an individual who, as of immediately after the Effective Time, constitutes an “employee” of Parent within the meaning of Form S-8 that is outstanding immediately prior to the Effective Time (each, an “Assumed Company RSU Award”) shall cease to represent a right to acquire shares of Company Common Stock upon vesting and shall be assumed by Parent and converted automatically into a restricted stock unit award with respect to shares of Parent Common Stock and shall otherwise remain subject to the same vesting and other terms and conditions that applied to the underlying Company RSU immediately prior to the Effective Time, except that: (i) after giving any effect to clause (ii) below, the number of shares of Parent Common Stock subject to each such Assumed Company RSU Award shall be determined by multiplying: (A) the number of shares of Company Common Stock subject to such Assumed Company RSU Award immediately prior to the Effective Time; by (B) the Exchange Ratio, rounded down to the nearest whole number and (ii) with respect to each Assumed Company RSU Award that vests based on the achievement of one or more performance criteria, the Company shall determine the number of earned Company RSUs subject to such award based on actual, or, in the event the Closing occurs during or after the Company’s fiscal year 2022, the greater of target-level and actual, performance through a date that is not less than ten (10) Business Days prior to the Closing, any unearned Company RSUs based upon such determination shall be forfeited as of immediately prior to the Effective Time and any earned Company RSUs shall be assumed by Parent in accordance with this Section 1.7(b) and shall vest on the time-based vesting schedule applicable to the Company RSUs following achievement in accordance with their terms but based on service to Parent and its Affiliates.

(c) Prior to the Effective Time, the Company shall take all corporate action necessary to provide that the vesting of each Company Option and each Company RSU held by a non-employee member of the Company’s Board of Directors shall accelerate in full and, in the case of Company RSUs, be settled, in each case, as of immediately prior to the Effective Time.

(d) Prior to the Effective Time, the Company shall take all corporate action necessary to provide that each Company Option that does not constitute an Assumed Company Option and each Company RSU that does not constitute an Assumed Company RSU Award, and in each case, which is not accelerated pursuant to Section 1.7(c) shall be terminated for no consideration as of immediately prior to the Effective Time.

(e) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery with respect to all Assumed Company Options and Assumed Company RSU Awards. Parent shall file and cause to be effective as of no later than the Effective Time, a registration statement under the Securities Act on Form S-8 or other appropriate form under the Securities Act, relating to shares of Parent Common Stock issuable with respect to all Assumed Company Options and Assumed Company RSU Awards, and Parent shall use its best efforts cause such registration statement to remain in effect for so long as such Assumed Company Options and Assumed Company RSU Awards remain outstanding.

1.8 No Fractional Shares.

(a) No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued.

(b) Any holder of Company Common Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock pursuant to Section 1.5(b) (after aggregating all fractional shares of Parent Common Stock otherwise issuable to such holder pursuant to Section 1.5(b)) shall, in lieu of such fraction of a share and upon surrender of such holder’s certificates representing shares of Company Common Stock outstanding as of immediately prior to the Effective Time (“Company Stock Certificates”) or book-entry positions representing non-certificated shares of Company Common Stock outstanding as of immediately prior to the Effective Time (“Company Book-Entry Shares”) in accordance with Section 1.10, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the Average Parent Stock Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration. The payment of cash in lieu of fractional share interests pursuant to this Section 1.8(b) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.

1.9 Closing of Transfer Books.

At the Effective Time:

(a) all shares of Company Common Stock outstanding immediately prior to the Effective Time shall automatically be cancelled and retired and shall cease to exist, and all holders of Company Stock Certificates and of Company Book-Entry Shares shall cease to have any rights as stockholders of the Company, except (unless such holder is subject to Section 1.5(a)) the right to receive the Merger Consideration pursuant to Section 1.5(b), cash in lieu of any fractional share of Parent Common Stock pursuant to Section 1.8(b) and any dividends or other distributions pursuant to Section 1.10(f); and

(b) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time and no further transfer of any such shares of Company Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid Company Stock Certificate or a Company Book-Entry Share is presented to the Exchange Agent or to the Surviving Corporation or Parent, such Company Stock Certificate or Company Book-Entry Share shall be cancelled and shall be exchanged as provided in Section 1.10.

1.10 Exchange of Certificates and Cancellation of Book-Entry Positions.

(a) Prior to the Closing Date, Parent shall select Parent’s transfer agent or (after consultation with the Company) another reputable bank or trust company reasonably satisfactory to Parent and the Company to act as exchange agent with respect to the Merger (the “Exchange Agent”). Prior to or concurrent with the Effective Time, Parent shall cause to be deposited with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the shares of Parent Common Stock issuable pursuant to Section 1.5; and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.8(b). The shares of Parent Common Stock and cash amounts so deposited with the Exchange Agent pursuant to this Section 1.10(a), together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Common Stock, and any interest or other income with respect to such cash amount, are referred to collectively as the “Exchange Fund.” The Exchange Agent shall invest the cash available in the Exchange Fund in obligations, funds or accounts typical for (including having liquidity typical for) transactions of this nature as directed by Parent; provided that no losses on such investments shall affect the cash payable to former holders of shares of Company Common Stock pursuant to this Section 1 (and Parent shall promptly deliver to the Exchange Agent cash in an amount sufficient to replenish any deficiency in the Exchange Fund).

(b) With respect to Company Stock Certificates, as promptly as reasonably practicable after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of each such Company Stock Certificate (i) a notice advising such holder of the effectiveness of the Merger, (ii) a letter of transmittal in customary form and reasonably acceptable to each of Parent and the Company specifying that delivery shall be effected, and risk of loss and title to a Company Stock Certificate shall pass, only upon delivery of the Company Stock Certificate (or affidavit of loss in lieu of a Company Certificate as provided in Section 1.10(e)) to the Exchange Agent (the “Letter of Transmittal”) and (iii) instructions for surrendering a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) to the Exchange Agent. Upon surrender to the Exchange Agent of a Company Stock Certificate (or affidavit of loss in lieu of a Company Stock Certificate as provided in Section 1.10(e)) together with a duly executed and completed Letter of Transmittal and such other documents as may reasonably be required pursuant to such instructions, Parent shall cause the Exchange Agent to mail to each holder of record of any such Company Stock Certificate in exchange therefor, as promptly as reasonably practicable thereafter, (i) a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to this Section 1 in non-certificated book-entry form in the name of such record holder (subject to Section 1.10(i)) and (ii) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.12) of (A) any cash in lieu of fractional shares plus (B) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Section 1. Any Company Stock Certificate that has been so surrendered shall be cancelled by the Exchange Agent.

(c) With respect to Company Book-Entry Shares not held through DTC (each, a “Non-DTC Book-Entry Share”), Parent shall cause the Exchange Agent to pay and deliver to each holder of record of any Non-DTC Book-Entry Share, as promptly as reasonably practicable after the Effective Time, but in any event within three (3) Business Days thereafter, the applicable Merger Consideration and a check in the amount (after giving effect to any required Tax withholdings as provided in Section 1.12) of any cash in lieu of fractional shares plus any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Section 1, and each Non-DTC Book-Entry Share shall be promptly cancelled by the Exchange Agent. Subject to Section 1.10(i), payment of the Merger Consideration with respect to Non-DTC Book-Entry Shares shall only be made to the person in whose name such Non-DTC Book-Entry Shares are registered.

(d) With respect to Company Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as practicable after the Effective Time, but in any event within three (3) Business Days thereafter, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, that such holder has the right to receive pursuant to this Section 1.

(e) In the event that any Company Stock Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in a reasonable and customary amount and upon such terms as may reasonably be required as indemnity against any claim that may be made against it with respect to such Company Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Company Stock Certificate, the Merger Consideration, cash in lieu of fractional shares of Parent Common Stock, if any, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to this Section 1, as if such lost, stolen or destroyed Company Stock Certificate had been surrendered.

(f) No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the holder of any unsurrendered Company Stock Certificate or Company Book-Entry Shares with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until the later to occur of: (A) the date on which the holder surrenders such Company Stock Certificate or Company Book-Entry Shares in accordance with this Section 1.10; and (B) the payment date for such dividend or distribution with respect to Parent Common Stock (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(g) Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates or Company Book-Entry Shares as of the date that is one year after the date on which the Merger becomes effective shall be delivered to Parent upon demand. Any holders of Company Stock Certificates or Company Book-Entry Shares who have not theretofore surrendered their Company Stock Certificates or Company Book-Entry Shares in accordance with this Section 1.10 shall thereafter be entitled to look to Parent for, and be entitled to receive from Parent, the Merger Consideration pursuant to the provisions of Section 1.5, cash in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.8(b) and any dividends or distributions with respect to shares of Parent Common Stock pursuant to Section 1.10(f).

(h) Neither Parent nor the Surviving Corporation shall be liable to any holder or former holder of shares of Company Common Stock or to any other Person with respect to any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar Legal Requirement. If any Company Stock Certificate or Company Book-Entry Share has not been surrendered prior to the date on which any portion of the Merger Consideration and any dividends or distributions, in each case, that a holder of such Company Stock Certificates or Company Book-Entry Share has the right to receive pursuant to this Section 1 in respect of such Company Stock Certificate or Company Book-Entry Share would otherwise escheat to or become property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Company Stock Certificate or Company Book-Entry Share shall, to the extent permitted by applicable Legal Requirement, become the property of Parent, free and clear of all claims or interests of any Person previously entitled thereto.

(i) In the event of a transfer of ownership of any shares of Company Common Stock that is not registered in the transfer records of the Company, the Exchange Agent may deliver the Merger Consideration (and, to the extent applicable, cash in lieu of fractional shares pursuant to Section 1.8(b) or any dividends or distributions pursuant to Section 1.10(f)) to such transferee if (A) in the case of Company Book-Entry Shares, written instructions authorizing the transfer of the Company Book-Entry Shares are presented to the Exchange Agent, (B) in the case of Company Stock Certificates, the Company Stock Certificates formerly representing such shares of Company Common Stock are surrendered to the Exchange Agent, and (C) the written instructions, in the case of clause (A), and Company Stock Certificates, in the case of clause (B), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. If any shares of Parent Common Stock are to be delivered to a Person other than the holder in whose name any shares of Company Common Stock are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of shares of Parent Common Stock to a Person other than the registered holder of any shares of Company Common Stock, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.

1.11 Further Action. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary to carry out the purposes of this Agreement, the officers and directors of Parent shall (in the name of Acquisition Sub, in the name of the Company or otherwise) be fully authorized to take such action.

1.12 Tax Withholding. Each of Parent, the Exchange Agent, Acquisition Sub, the Company and the Surviving Corporation, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts as are required to be deducted and withheld with respect to the making of such payment pursuant to the Code or any other applicable Legal Requirement relating to Taxes. To the extent that amounts are so deducted or withheld and, if required, paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

SECTION 2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Acquisition Sub that, except as set forth or incorporated by reference in the Company SEC Documents filed and publicly available after January 1, 2018 but prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or, subject to Section 7.12, in the disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Company Disclosure Schedule”):

2.1 Due Organization and Good Standing; Subsidiaries.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate power and authority to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect. The Company is duly qualified and has all necessary Governmental Authorizations to do business, and is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect.

(b) Exhibit 21.1 of the Most Recent Company 10-K is a correct and complete list of each Entity that is a Company Subsidiary as of the date of this Agreement (other than the Company Subsidiaries that, in the aggregate, would not constitute a “significant subsidiary” (as defined in Rule 1.02(w) of Regulation S-X)). Neither the Company nor any Company Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than the Entities identified in Exhibit 21.1 of the Most Recent Company 10-K and any other wholly owned Company Subsidiary. Each Company Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect. Each Company Subsidiary is duly qualified and has all necessary Governmental Authorizations to do business, and (where such concept is recognized under the laws of the jurisdiction in which it is organized) is in good standing, in each other jurisdiction where the nature of its business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect. All of the outstanding shares of capital stock of each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of all Liens, except for restrictions on transfer under applicable securities laws.

2.2 Organizational Documents. Prior to the date of this Agreement, the Company has made available to Parent copies of the Organizational Documents of the Company and each Company Subsidiary, including all amendments thereto. The Organizational Documents of the Company and each Company Subsidiary are in full force and effect and neither (a) the Company nor (b) except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect, any Company Subsidiary is in violation of any of the provisions of such Organizational Documents.

2.3 Capitalization.

(a) The authorized capital stock of the Company consists of: (i) 2,000,000,000 shares of Company Common Stock, of which 245,121,717 were issued and outstanding as of October 20, 2020 (the “Company Capitalization Date”); and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share, none of which were outstanding as of the Company Capitalization Date. All of the outstanding shares of Company Common Stock have been, and all shares of Company Common Stock reserved for issuance pursuant to the Company Equity Agreements will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable.

(b) Except as set forth in the Company’s or any Company Subsidiary’s Organizational Documents or the Company Equity Agreements: (i) none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company or any Company Subsidiary; (iii) there are no bonds, debentures, notes or other indebtedness of the Company or any Company Subsidiary issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote; and (iv) there is no Contract to which the Company is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. Except as set forth in the Company Equity Agreements, the Company is not under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities.

(c) As of the Company Capitalization Date: (i) 0 shares of Company Common Stock were subject to issuance pursuant to outstanding Company Options; (ii) 6,995,304 shares of Company Common Stock were subject to issuance pursuant to outstanding Company RSUs, including 110,850 shares of Company Common Stock subject to Company RSUs that vest based on the achievement of performance goals (assuming performance at target levels); (iii) 12,361,087 shares of Company Common Stock were reserved for issuance pursuant to the Company ESPP; and (iv) except as set forth in Section 2.3(a), no other shares of capital stock or other voting securities of the Company were issued, reserved for issuance or outstanding. Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of: (A) the Company Equity Plan; and (B) the forms of all stock option agreements evidencing Company Options outstanding as of the date of this Agreement and the forms of all restricted stock unit agreements evidencing Company RSUs outstanding as of the date of this Agreement. The per share exercise price of each such Company Option was, and has been since its date of grant, at least equal to the fair market value of one (1) share of Company Common Stock on the date of grant of such Company Option. Prior to the date of this Agreement, the Company has made available to Parent a list of all Company Options and awards of Company RSUs, in each case, including the holder of such Company Option or award Company RSUs, the number of shares of Company Common Stock subject to such Company Option or award of Company RSUs, the grant date of such Company Option or award of Company RSUs, the per share exercise price of such Company Option, the vesting schedule for such Company Option or award of Company RSUs, and the date on which such Company Option expires.

(d) Except as set forth in Section 2.3(c), there are no: (i) subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of the Company or any Company Subsidiary, in each case, to which the Company or any Company Subsidiary is a party; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any Company Subsidiary; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which the Company or any Company Subsidiary is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.

(e) From the Company Capitalization Date through the date of this Agreement, neither the Company nor any of its Subsidiaries has issued any shares of Company Common Stock or other equity interests of the Company or any Company Subsidiary, other than pursuant to Company Options or Company RSUs, in each case, that were outstanding as of the Company Capitalization Date.

(f) Except as set forth in any Company Subsidiary’s Organizational Documents: (i) none of the outstanding capital or other equity interests of any Company Subsidiary is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding capital or other equity interests of any Company Subsidiary is subject to any right of first refusal in favor of the Company or any Company Subsidiary; (iii) there are no bonds, debentures, notes or other indebtedness of any Company Subsidiary issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of a Company Subsidiary may vote; and (iv) there is no Contract to which any Company Subsidiary is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any capital or other equity interests of any Company Subsidiary. No Company Subsidiary is under any obligation, nor is any Company Subsidiary bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding capital or other equity interests of any Company Subsidiary or other securities.

2.4 Authority; Binding Nature of Agreement. The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Company Stockholder Vote, to consummate the Merger. On or prior to the date hereof, the Company Board has unanimously: (a) duly and validly authorized and approved the execution, the delivery and, subject to the receipt of the Required Company Stockholder Vote, the performance of this Agreement and the consummation of the Merger by the Company; (b) determined that the Merger is fair to and in the best interests of the Company and its stockholders; (c) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; and (d) subject to the terms and conditions hereof, directed that this Agreement be submitted to a vote of the Company’s stockholders, recommended that the stockholders of the Company adopt this Agreement (the “Company Board Recommendation”), and resolved to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, subject to Section 4.2. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, in each case other than, with respect to the consummation of the Merger, the receipt of the Required Company Stockholder Vote and the filing of the Certificate of Merger as required by the DGCL. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of Parent and Acquisition Sub, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.5 Vote Required. The adoption of this Agreement by the affirmative vote of the holders of a majority of the shares of Company Common Stock issued and outstanding on the record date for the Company Stockholder Meeting and entitled to vote on the proposal to adopt this Agreement (the “Required Company Stockholder Vote”) is the only vote of the holders of any class or series of the Company’s capital stock necessary under applicable Legal Requirements and the Company Organizational Documents to approve or adopt this Agreement or for the Company to consummate the transactions contemplated hereby, including the Merger.

2.6 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by the Company and, assuming receipt of the Required Company Stockholder Vote, the consummation by the Company of the Merger will not: (i) cause a violation of any of the provisions of the Organizational Documents of the Company or any Company Subsidiary; (ii) assuming the consents and filings referred to in Section 2.6(b) are made and obtained, conflict with or violate any applicable Legal Requirements; or (iii) subject to Section 4.7, result in any loss, limitation or impairment of any right of the Company or any Company Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Contract binding upon the Company or any Company Subsidiary or by which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens of any kind (other than Company Permitted Encumbrances) upon any of the properties, rights or assets of the Company or any Company Subsidiary, except, in the cases of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect.

(b) Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws or the rules and regulations of Nasdaq, the Company and the Company Subsidiaries are not required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by the Company, the performance by the Company of its covenants and obligations hereunder or the consummation by the Company of the Merger, in each case, except as, individually or in the aggregate, would not reasonably be expected to constitute or result in a Company Material Adverse Effect.

2.7 Reports; Financial Statements; Internal Controls.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by the Company with the SEC under the Exchange Act or Securities Act since January 1, 2018 (the “Company SEC Documents”) have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (or, with respect to clause (i) below, if amended or superseded, then on the date of such amended or superseding filing): (i) each of the Company SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Company SEC Document was filed; and (ii) none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No Company Subsidiary has been required to file any forms, reports or other documents with the SEC at any time since January 1, 2018. Since January 1, 2018 no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of the Company and the Company’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of the Company and the Company’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments and (iv) have been prepared from, and are in accordance with, the books and records of the Company and the Company’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than the Company and the Company’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company. The books and records of the Company and the Company Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, Ernst & Young LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company.

(c) The Company maintains, and at all times since April 1, 2018 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Company Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and the Company Subsidiaries that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended March 28, 2020, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued an attestation report concluding that the Company maintained effective internal control over financial reporting as of March 28, 2020. Management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

(d) Since January 1, 2018, (i) none of the Company or any Company Subsidiary nor, to the knowledge of the Company, any director or officer of the Company or any Company Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or any material complaint, allegation, assertion or claim from employees of the Company or any Company Subsidiary regarding questionable accounting or auditing matters with respect to the Company or any Company Subsidiary, and (ii) to the knowledge of the Company, no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by the Company, any Company Subsidiary or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

(e) The Company maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date hereof, the Company is in compliance in all material respects with all current listing requirements of the Nasdaq Global Select Market (“Nasdaq”).

(f) Neither the Company nor any Company Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review or investigation.

(h) Neither the Company nor any Company Subsidiary has any liabilities of any nature or type, whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Company Balance Sheet; (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Company Balance Sheet; (iii) liabilities that, individually or in the aggregate, have not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

2.8 Absence of Certain Changes.

(a) Since the date of the Most Recent Company Balance Sheet, there has not been any fact, event, change, effect, circumstance, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(b) From the date of the Most Recent Company Balance Sheet to the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, and neither the Company nor any Company Subsidiary has undertaken any action that if proposed to be taken after the date of this Agreement would require Parent’s consent pursuant to Sections 4.1(a)(iii), (iv), (vi), (viii), (xi), (xii), (xvii), (xviii) or, as it relates to any of the foregoing clauses, Section 4.1(a)(xxiii).

2.9 Intellectual Property and Related Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the material Company IP that is Registered IP (“Company Registered IP”) (other than applications for Patents, Trademarks or Copyrights pending as of the date hereof), including all Company Registered IP that is currently being asserted in any infringement proceedings, is subsisting and, to the knowledge of the Company, valid and enforceable; and (ii) there is currently no Legal Proceeding pending or, since January 1, 2018, threatened in writing, in which the validity, enforceability or ownership of any Company Registered IP is being contested or challenged. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the registrations and pending applications to Governmental Entities or regulatory bodies with respect to any “Xilinx” Marks and domain name registrations have been timely and duly filed, prosecution for such applications and registrations has been attended to, all related fees have been paid, and the Company and Company Subsidiaries have taken all other actions reasonably required to maintain their effectiveness.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all material Company IP is owned exclusively by the Company or a Company Subsidiary free and clear of all Liens other than Company Permitted Encumbrances.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Company Subsidiary is subject to any outstanding or potential Order that restricts in any material manner the use, transfer or licensing of any material Company IP, and (ii) the execution, delivery and performance of this Agreement, and the Closing, will not, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, or otherwise result in: (1) a loss of, or lien on, any material Company IP, (2) a material breach of, termination of, or acceleration or modification of any right under any Contract listed or required to be listed in Part 2.9(j) of the Company Disclosure Schedule; (3) the release, disclosure, or delivery of any material Company IP by or to any escrow agent or other Person; or (4) the grant, assignment or transfer to any other Person of any license or other right or interest under, to or in any of the material Company IP, Company Products or Parent IP under any Contract listed or required to be listed in Part 2.9(j) of the Company Disclosure Schedule.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the operations of the businesses of the Company and the Company Subsidiaries as currently conducted, including the Company’s and the Company Subsidiaries’ design, manufacture, provision, use and sale of any Company Products (including the use or sale of any Company Products by any customer or distributor of the Company or any Company Subsidiary, whether alone but not in combination with other third Person products), do not infringe, misappropriate or otherwise violate, and, since January 1, 2018, have not infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned by any other Person; provided, that with respect to the infringement of Patents, the foregoing representation and warranty is limited to the knowledge of the Company, (ii) no Legal Proceeding is pending or, since January 1, 2018, has been threatened in writing, against the Company or any Company Subsidiary, or, to the knowledge of the Company, against any customer or distributor of the Company or any Company Subsidiary where such Legal Proceeding is based in whole or in part on one or more Company Products and there have been no written complaints, claims or notices received by the Company or any Company Subsidiary or, to the knowledge of the Company, any customer or distributor of the Company or any Company Subsidiary, since January 1, 2018, alleging any infringement, misappropriation or violation of any Intellectual Property of any other Person by the Company or any Company Subsidiary, (iii) no written requests or demands for indemnification or defense as a result of a claim that a Company Product infringes Third Party Intellectual Property has been received by the Company or any Company Subsidiary from any third Person since January 1, 2018 that have resulted, or could reasonably be expected to result, in material liability to the Company or a Company Subsidiary, (iv) to the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company IP by any third Person, and (v) since January 1, 2018, neither Company nor any Company Subsidiary has brought any Legal Proceeding against any other Person, or provided any other Person with written notice or other assertion, alleging any Person is infringing, misappropriating or otherwise violating any material Company IP.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has received any material support, funding, resources or assistance from any government entities, or from any university, college, other academic institutions, or non-profit research centers (other than in connection with customer agreements in the ordinary course of business) in the development of any (i) Company Product or (ii) Software or other Technology of the Company and the Company Subsidiaries, in each case (i) and (ii) that resulted in, or is reasonably expected to result in, such third parties being granted any rights or licenses to, or ownership interest in, any material Company IP.

(f) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, (i) no material Company IP has been declared as essential to any standard and (ii) no third party has specifically alleged that any material Company IP is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, patent pool, trade association, or similar organization.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary have taken commercially reasonable steps to protect all Trade Secrets that are material to the Company or the Company Subsidiaries and, to the knowledge of the Company, there have been no unauthorized uses or disclosures of any such Trade Secrets. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each current and former employee of, and each current and former consultant to, the Company or any Company Subsidiary, in each case, who has been engaged in the development of any (i) Company Product, or (ii) material Software or other material Technology of the Company and the Company Subsidiaries, has entered into a valid and enforceable agreement with the Company or a Company Subsidiary for whom such employee or consultant provides or provided services containing an assignment to the Company or the Company Subsidiaries, as applicable, of all Intellectual Property in such Person’s contribution to the Company IP except to the extent such Intellectual Property is not legally assignable, and the Company and Company Subsidiaries have obtained waivers of all non-assignable rights (including, but not limited to, a waiver of all moral rights). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) since January 1, 2018, to the knowledge of the Company, no such employee or consultant has materially violated such agreement or otherwise misappropriated any Trade Secret that constitutes material Company IP and (y) no Person has notified the Company or any Company Subsidiary in writing that it is claiming any ownership of or right to use any material Company IP (other than the right to use Company IP expressly granted to such Person under a Contract with the Company or a Company Subsidiary).

(h) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) neither the Company nor any Company Subsidiary is in breach of any material terms or conditions of any relevant Open Source Licenses for Open Source incorporated into any material proprietary Company Products, including notice and attribution obligations; and (y) since January 1, 2018, neither the Company nor any Company Subsidiary has received any claim from a third party, or knows of any claim by a third party, that any material Company Product incorporates, is integrated with, or, links to any Open Source in such a manner that requires the Company or any Company Subsidiary to distribute any material proprietary source code for such Company Product under the terms of an Open Source License and, to the knowledge of the Company, there would be no reasonable basis for such a claim to be made by a third party.

(i) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (x) to the knowledge of the Company, any Software or firmware incorporated in or provided with the Company Products by Company or any Company Subsidiary, and any media used to distribute it by the Company or any Company Subsidiary, contain at delivery no computer instructions, circuitry or other technological means whose purpose or effect is to disrupt, damage or otherwise negatively interfere with any use of any customer’s computer and communications facilities or equipment (“Harmful Code”), and (y) Company and the Company Subsidiaries have used commercially reasonable efforts to prevent the introduction of such Harmful Code to all Software, firmware and media distributed or sold by the Company and the Company Subsidiaries. “Harmful Code” includes (a) any instrumentality that could cause the Software or firmware to fail to be operative upon command of or by design by the Company or the Company Subsidiaries, and (b) any code containing viruses, trojan horses, worms, or like destructive code or code that self-replicates. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has entered into any agreement requiring the Company or the Company Subsidiary to place the Software source code or any other Company IP in escrow so that a licensee might obtain access to it upon the occurrence of any release condition.

(j) Part 2.9(j) of the Company Disclosure Schedule sets forth a true, correct and complete list, in all material respects, as of the date of this Agreement of, (i) all material Contracts pursuant to which a third Person has licensed (including covenants not to sue) to the Company or a Company Subsidiary any material Intellectual Property (other than Open Source Licenses, licenses to commercially available off-the-shelf Software or commercially available technology (including IP blocks) used in the general operation of the business and granted for an annual aggregate fee of less than $2,000,000) (“Company Inbound Licenses”); and (ii) each material Contract pursuant to which the Company has granted to any third Person any right or license (including covenants not to sue) to any material Company IP (other than non-exclusive licenses granted in the ordinary course in connection with the sale, manufacture, design, development, marketing, provision, distribution or use of any Company Products and granted for an annual aggregate fee of less than $2,000,000) (“Company Outbound Licenses” and, together with the Company Inbound Licenses, the “Company IP Licenses”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, without limiting the foregoing, neither the Company nor any Company Subsidiary has granted any exclusive licenses to any material Company IP.

(k) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) The Company and each Company Subsidiary is in material compliance, and has since January 1, 2018 complied, with all applicable Legal Requirements regarding Personal Data; (ii) neither the Company nor any Company Subsidiary has, since January 1, 2018, received any written notice from any applicable Governmental Entity alleging any violation of Legal Requirements regarding Personal Data by the Company or any Company Subsidiary, nor has the Company or any of the Company Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) the Company and each Company Subsidiary, has, since January 1, 2018, taken commercially reasonable steps (including, as appropriate, implementing reasonable technical, physical or administrative safeguards) designed to protect Personal Data in their possession or under their control against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of the Company, since January 1, 2018, there has been no incident of the same; (iv) the Company and each Company Subsidiary, has, since January 1, 2018, taken commercially reasonable steps with respect to all third party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the Company and the Company Subsidiaries to obligate such Persons to take steps to protect and secure Personal Data from loss or unauthorized use, access, modification or disclosure; and (v) the execution, delivery and performance of this Agreement complies and will comply with all Privacy Laws and the Company’s and each of the Company Subsidiaries’ applicable published privacy policies in each case in all material respects.

(l) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the information technology systems (“IT Systems”) used by the Company and any Company Subsidiaries are designed, implemented, operated and maintained in accordance with customary industry standards and practices for entities operating businesses similar to the business of the Company and the Company Subsidiaries, including with the respect to redundancy, reliability, scalability and security, and constitute all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of the Company and Company Subsidiaries as conducted in the twelve (12) months prior to the date of this Agreement. Without limiting the foregoing, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have taken reasonable steps and implemented reasonable procedures to ensure that their IT Systems are free from Harmful Code, (ii) the Company and the Company Subsidiaries have in effect industry standard disaster recovery plans, procedures and facilities for their business and have taken all reasonable steps to safeguard the security and the integrity of their IT Systems, and (iii) there has been no material failure, breakdown, loss or impairment of, or any unauthorized intrusions or breaches of the security with respect to the IT Systems used by the Company and any Company Subsidiaries that (x) has resulted in a material disruption or material interruption in the operation of the business of the Company or any Company Subsidiary or (y) to the knowledge of the Company, has resulted in unauthorized disclosure of any confidential information of the Company or any Company Subsidiary to any unauthorized Person.

2.10 Title to Assets; Real Property. The Company or a Company Subsidiary owns, and has good and marketable title to, or in the case of assets purported to be leased by the Company or a Company Subsidiary, leases and has valid leasehold interest in, each of the tangible assets owned or leased by the Company or a Company Subsidiary, free and clear of all Liens (other than Company Permitted Encumbrances), except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect. The Company or a Company Subsidiary has good and marketable fee simple title (or the equivalent in any applicable foreign jurisdiction) to each real property owned by the Company or a Company Subsidiary (such real property, collectively, the “Company Owned Real Property”), free and clear of all Liens (other than Company Permitted Encumbrances), except as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received written notice of any pending condemnation proceeding with respect to any Company Owned Real Property, and to the knowledge of the Company no such proceeding is threatened. Either the Company or a Company Subsidiary has a good, valid and binding leasehold interest in each material lease, sublease, license, or other material use or occupancy agreement (such material leases, collectively, the “Company

Real Property Leases”) under which the Company or any Company Subsidiary uses or occupies or has the right to use or occupy any real property (such real property, collectively, the “Company Leased Real Property”), (i) All Company Real Property Leases are in full force and effect and are valid and enforceable in accordance with their respective terms, against the Company or a Company Subsidiary and, to the knowledge of the Company, each other party thereto, (ii) none of the Company or any Company Subsidiary is in existing default of any provision of any Company Real Property Lease and (iii) the Company has delivered to Acquisition Sub a true and correct copy of each such Company Real Property Lease, except, in each case, as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Company Material Adverse Effect.

2.11 Contracts. Part 2.11 of the Company Disclosure Schedule contains a list as of the date of this Agreement of each of the following Contracts (other than the Company Real Property Leases) to which the Company or a Company Subsidiary is a party (each such Contract (x) required to be listed in Part 2.11 of the Company Disclosure Schedule, (y) that is a Company IP License, or (z) that is required to be filed as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act) as an exhibit to the Most Recent Company 10-K under the Exchange Act prior to the date of this Agreement (other than any Company Plan), being referred to as a “Material Contract”):

(a) each Contract that restricts in any material respect the ability of the Company, any Company Subsidiary or any Affiliate of any of them to (i) engage or compete in any geographic area or line of business, market or field, or to develop, sell, supply, manufacture, market, distribute, or support any material product or service, (ii) transact with any Person or (iii) solicit any client or customer (or that would so restrict Parent, any Parent Subsidiary or any Affiliate of any of them following the Closing), in each case, other than licenses of Intellectual Property;

(b) each joint venture agreement, partnership agreement or similar agreement with a third party;

(c) each Contract (other than any Organizational Document) between the Company or any Company Subsidiary, on the one hand, and any director, officer or Affiliate (other than a wholly owned Company Subsidiary) of the Company or any Company Subsidiary or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any Company Subsidiary has an obligation to indemnify such director, officer, Affiliate or “associate” or “immediate family” member, but excluding any Company Plan;

(d) each material acquisition or divestiture Contract that contains any material indemnification obligations or any material “earnout” or other material contingent payment obligations that are outstanding obligations of the Company or any Company Subsidiary as of the date of this Agreement;

(e) each Contract evidencing indebtedness for money borrowed by the Company or any Company Subsidiary from a third party lender, and each Contract pursuant to which any such indebtedness for borrowed money is guaranteed by the Company or any Company Subsidiary, in each case in excess of $10,000,000;

(f) each Contract expressly limiting or restricting the ability of the Company or any Company Subsidiary (i) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (ii) to pledge their capital stock or other equity interests, (iii) to make loans to the Company or any Company Subsidiary, or (iv) to grant liens on the property of the Company or any Company Subsidiary;

(g) each Contract that obligates the Company or any Company Subsidiary to make any loans, advances or capital contributions to, or investments in, any Person, except for (i) loans or advances for indemnification, attorneys’ fees, or travel and other business expenses in the ordinary course of business, (ii) extended payment terms for customers in the ordinary course of business, (iii) prepayment of Taxes for repatriated employees of the Company or any Company Subsidiary or (iv) loans, advances or capital contributions to, or investments in, any Person that is not an Affiliate or Employee of the Company not in excess of $10,000,000 individually;

(h) each Contract that grants any right of first refusal, first notice, first negotiation or right of first offer or similar right with respect to any assets, rights or properties of the Company or any Company Subsidiary (i) for, or that would reasonably be expected to result in, total consideration of more than $10,000,000, (ii) with a fair market value in excess of $10,000,000 or (iii) that concerns material Company IP;

(i) each Contract or series of related Contracts (excluding (i) purchase orders given or received in the ordinary course of business and(ii) Contracts between the Company and any wholly owned Company Subsidiary or among any wholly owned Company Subsidiaries) under which the Company or any Company Subsidiary (A) paid in excess of $15,000,000 in fiscal year 2020, or is expected to pay in excess of $15,000,000 in fiscal year 2021 or (B) received in excess of $50,000,000 in fiscal year 2020, or is expected to receive in excess of $50,000,000 in fiscal year 2021;

(j) each Contract with any foundry, or any provider of semiconductor product assembly, testing, and manufacturing services containing any “take or pay” or minimum purchase commitments that have outstanding payment obligations of the Company or a Company Subsidiary in excess of $10,000,000;

(k) each written collective bargaining or other labor or works council agreement covering employees of the Company or a Company Subsidiary;

(l) each lease or rental Contract involving personal property (and not relating primarily to real property) pursuant to which the Company or any Company Subsidiary is required to make rental payments in excess of $250,000 per month (excluding leases or rental Contracts for office equipment entered into in the ordinary course of business);

(m) each Contract relating to the acquisition, sale or disposition of any business unit or product line of the Company or any Company Subsidiary and with any outstanding obligations that are material to the Company and the Company Subsidiaries, taken as a whole, as of the date of this Agreement;

(n) any material Government Contract that has not been closed out or that has been closed out within the last three (3) years;

(o) each material Contract with any “most favored nation” provision or that otherwise requires the Company or any Company Subsidiary (or, following the Closing, would require Parent or any Parent Subsidiary) to conduct business with any Person on a preferential or exclusive basis, or that includes a price protection or rebate provision in favor of the counterparty to such Contract;

(p) each settlement agreement entered into since January 1, 2018 (i) with a Governmental Entity, (ii) that requires the Company or any Company Subsidiary to pay more than $10,000,000 after the date of this Agreement, (iii) that imposes any material restrictions on the business of the Company or any Company Subsidiary or (iv) that imposes any material restrictions on any Affiliate of the Company (including future Affiliates);

(q) each material Contract (excluding (i) ordinary course confidentiality or non-disclosure agreements, (ii) purchase orders given or received in the ordinary course of business, (iii) statements of work that were signed prior to the date that is twenty four (24) months prior to the date hereof or that have been substantially satisfied in full, (iv) standard form Contracts, provided that (A) the standard form has been made available to Parent and (B) any such Contract is materially similar to the standard form, and (v) except with respect to Contracts regarding material Company IP, Contracts under which the Company or any Company Subsidiary (A) paid less than $2,000,000 in fiscal year 2020, and is expected to pay less than $2,000,000 in fiscal year 2021 or (B) received less than $2,000,000 in fiscal year 2020, and is expected to receive less than $2,000,000 in fiscal year 2021) with any Top Customer, Top Distributor or Top Supplier of the Company and its Subsidiaries;

(r) each Contract relating to the creation of a Lien (other than Company Permitted Encumbrances) with respect to any material asset of the Company or any Company Subsidiary; and

(s) each employment or individual consulting Contract that both (i) is not terminable at will or for convenience by the Company on 30 days’ or less notice and (ii) obligates the Company or any Company Subsidiary to make payments or provide compensation in excess of $300,000 annually.

There are no existing breaches or defaults on the part of the Company or any Company Subsidiary under any Material Contract, and, to the knowledge of the Company, there are no existing breaches or defaults on the part of any other Person under any Material Contract, in each case except where, individually or in the aggregate, such breaches or defaults have not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect. No event has occurred or not occurred through the Company’s or any Company Subsidiary’s action or inaction or, to the knowledge of the Company, through the action or inaction of any third party, that, with notice or the lapse of time or both, would constitute a breach of or default under the terms of any Material Contract, in each case except where, individually or in the aggregate, such breaches or defaults have not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect. Each Material Contract (with the exception of Government Contracts that have been closed out) is valid, has not been terminated prior to the date of this Agreement, is enforceable against the Company or the applicable Company Subsidiary that is a party to such Material Contract, and, to the knowledge of the Company, is enforceable against the other parties thereto, in each case subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies, and, in each case, except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect. Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of each Material Contract in effect as of the date of this Agreement, together with all material amendments and supplements thereto in effect as of the date of this Agreement. Prior the date of this Agreement, no Top Customer, no Top Distributor and no Top Supplier to the Company or a Company Subsidiary has canceled, terminated or substantially curtailed its relationship with the Company or any Company Subsidiary, given written notice to the Company or any Company Subsidiary of any intention to cancel, terminate or substantially curtail its relationship with the Company or any Company Subsidiary, or, to the knowledge of the Company, threatened to do any of the foregoing or, to the knowledge of the Company, been threatened with bankruptcy or insolvency. All material representations, certifications and statements executed and submitted by the Company in connection with Material Contracts that are also Government Contracts were correct in all material respects as of their respective effective date.

2.12 Compliance with Legal Requirements.

(a) The Company and the Company Subsidiaries are, and since January 1, 2017 have been, in compliance with all Legal Requirements applicable to them and their businesses, except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole. Neither the Company nor any Company Subsidiary has, during the three-year period prior to the date of this Agreement: (i) to the knowledge of the Company, received any written notice or verbal notice from any Governmental Entity regarding any material violation by the Company or any Company Subsidiary of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any material violation by the Company or any Company Subsidiary of any Legal Requirement.

(b) The Company and the Company Subsidiaries hold, and have at all times since January 1, 2017 held, all Governmental Authorizations and orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of the Company and the Company Subsidiaries, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect. Except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect, (i) all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened; and (ii) the Company and each Company Subsidiary is in compliance with the terms and requirements of all Company Permits.

(c) Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, (i) the Company and each Company Subsidiary have at all times during the five (5) years prior to the date of this Agreement complied with applicable Sanctions Laws and Export Control Laws, and (ii) neither the Company nor any Company Subsidiary has been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other legal proceedings with respect to any actual or alleged violations of Export Control Laws or Sanctions Laws, and neither the Company nor any Company Subsidiary has been notified of any such pending or threatened actions. Neither the Company, any Company Subsidiary, any director, officer, or employee, nor, to the knowledge of the Company, independent contractor, consultant, agent or other person acting on behalf of the Company or any Company Subsidiary, is a Prohibited Person or is subject to debarment or any list-based designations under the Export Control Laws. During the five (5) years prior to the date of this Agreement, the Company and the Company Subsidiaries have secured and maintained all necessary material permits, registrations, agreements or other authorizations, including amendments thereof pursuant to applicable Export Control Laws or Sanctions Laws required for (i) the export, import and re-export of its products, services, software and technologies, and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (the “Export Approvals”), and each of the Company and the Company Subsidiaries is and, during the five (5) years prior to the date of this Agreement, has been in compliance in all material respects with the terms of all Export Approvals. To the knowledge of the Company, there are no pending or threatened claims against the Company or any Company Subsidiary with respect to such Export Approvals.

(d) Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company has implemented policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws, Export Control Laws or Sanctions Laws.

2.13 Legal Proceedings; Investigations; Orders.

(a) There is no Legal Proceeding pending (or, to the knowledge of the Company, threatened) against the Company or any Company Subsidiary or affecting any of their respective properties or assets that: (i) would adversely affect the Company’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) individually or in the aggregate, has been or would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(b) There are no subpoenas, civil investigative demands or other written requests for information issued to the Company or any Company Subsidiary relating to potential or actual violations of any Legal Requirement that are pending or, to the knowledge of the Company, threatened, or any investigations or claims against or affecting the Company or any Company Subsidiary, or any of their respective properties, relating to potential or actual violations of any Legal Requirement that, individually or in the aggregate, has been or would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(c) There is no Order under which the Company or any Company Subsidiary is subject to ongoing obligations that, individually or in the aggregate, has been or would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(d) Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, with respect to any Government Contract, during the previous three (3) years, (i) neither the Company nor any Company Subsidiary has conducted an internal investigation for which it or such Company Subsidiary engaged outside counsel or a forensic accounting firm or made any voluntary or mandatory disclosure to any Governmental Entity with respect to or concerning any actual, alleged, or potential material violation of any Legal Requirement under or relating to any Government Contract; (ii) neither the Company nor any Company Subsidiary has had a Government Contract terminated for cause or default and no notice of termination for cause or default, cure notice or show cause notice has been issued with respect to any such Government Contract; (iii) neither the Company nor any Company Subsidiary has been notified of any material claim, dispute, or protest; and (iv) neither the Company, any Company Subsidiary, nor any of their respective Principals (as defined in 48 C.F.R. § 2.101) or employees has been suspended or debarred from doing business with any Governmental Entity or has been declared non-responsible or ineligible for government contracting.

2.14 Certain Business Practices. Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, during the five (5) years prior to the date of this Agreement, neither the Company nor any Company Subsidiary nor to the knowledge of the Company, any director, officer, employee, agent or other person acting on behalf of the Company or any Company Subsidiary has, directly or indirectly, (a) violated or taken any action that would result in a violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or its predecessor laws, or any other Legal Requirements concerning corrupt payments applicable to the Company or any Company Subsidiary (collectively, the “Anti-Corruption Laws”) or (b): (i) used any funds of the Company or a Company Subsidiary for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful payments, related to political activity; (ii) made any unlawful payment to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or any Company Subsidiary; (iii) established or maintained any unlawful fund of monies or other assets of the Company or any Company Subsidiary; (iv) made any fraudulent entry on the books or records of the Company or any Company Subsidiary; (v) made any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, in any form or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with any Prohibited Person. To the knowledge of the Company, neither the Company nor any Company Subsidiary is (x) under external or internal investigation by any Governmental Entity for any material actual or potential violation of any Anti-Corruption Laws or (y) has received any written or other notice from any Governmental Entity regarding any material actual or potential violation of, or failure to comply with, any Anti-Corruption Laws. During the five (5) years prior to the date of this Agreement, neither the Company nor any Company Subsidiary has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

2.15 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them (the “Company Returns”) and all such Company Returns are true, correct and complete.

(ii) The Company and the Company Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them, and the financial statements of the Company and the Company Subsidiaries reflect full and adequate reserves, in accordance with GAAP, for all Taxes accrued but not yet paid by the Company or any Company Subsidiary.

(iii) Each of the Company and the Company Subsidiaries has (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied with all applicable Legal Requirements relating to the withholding, collection and remittance of Taxes (including information reporting requirements).

(iv) Within the last six (6) years, no claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction.

(v) Neither the Company nor any Company Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date or (iii) an election under Section 108(i) of the Code (or any similar state, local or non-U.S. Legal Requirement).

(b) There are no: (i) examinations, investigations, audits, or other proceedings pending or threatened in writing with respect to any material Taxes of the Company or any Company Subsidiary or any material Company Returns; (ii) extensions or waivers of the limitation period applicable to any material Company Return or the period for the assessment of any material Taxes of the Company or the Company Subsidiaries; (iii) deficiencies for material Taxes that have been claimed, proposed or assessed by any Governmental Entity against the Company or any Company Subsidiary that have not been fully satisfied by payment; or (iv) Liens in respect of or on account of material Taxes (other than Company Permitted Encumbrances) upon any of the property or assets of the Company or any Company Subsidiary.

(c) Neither the Company nor any of the Company Subsidiaries (i) is or has been, within the last ten (10) years, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which the Company is the common parent or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as a transferee or successor.

(d) Neither the Company nor any Company Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (i) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (ii) any agreement or arrangement solely between or among the Company and/or the Company Subsidiaries.

(e) Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes.

(f) Part 2.15(f) of the Company Disclosure Schedule sets forth the Company’s expected future payments due to its election pursuant to Section 965(h) of the Code.

(g) Within the last two (2) years, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code.

(h) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).

(i) Neither the Company nor any Company Subsidiary has taken or agreed to take any action or believes or has any reason to believe that any conditions exist that could prevent or impede the Merger from qualifying for the Intended Tax Treatment.

2.16 Employee Benefit Plans.

(a) Part 2.16(a) of the Company Disclosure Schedule sets forth a list of all material Company Plans as of the date of this Agreement, provided that with respect to employment agreements, offer letters, severance agreements and similar arrangements, only the forms of such agreements and arrangements shall be listed along with the forms of any agreements that materially differ from such general forms. Part 2.16(a) of the Company Disclosure Schedule separately identifies each material Company Plan that is governed by the laws of any jurisdiction other than the United States or provides compensation or benefits to any employee or former employee of the Company or any Company Subsidiary (or any dependent thereof) who resides outside of the United States (each, a “Foreign Plan”).

(b) The Company has made available to Parent copies of, to the extent applicable: (i) the plan document for each material Company Plan, provided that the Company shall be required to make available only the forms of (and not individual) employment agreements, offer letters, severance agreements and similar arrangements along with the forms of any agreements that materially differ from such forms; (ii) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto) with respect to each material Company Plan; (iii) the most recent summary plan description with respect to each material Company Plan; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Plan intended to be qualified under Section 401(a) of the Code; and (v) all material correspondence from any Governmental Entity regarding any active or threatened Legal Proceeding regarding any Company Plan.

(c) No Company Plan is, and neither the Company nor any Company Subsidiary contributes to, has at any time in the previous six (6) years contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, (iii) a multiple employer plan (within the meaning of Section 413(c) of the Code), (iv) a multiple employer welfare arrangement (within the meaning of Section 3(40) of ERISA), or (v) voluntary employee benefit association under Section 501(a)(9) of the Code. No Company Plan is a defined benefit pension plan or scheme.

(d) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (or opinion letter, if applicable) from the IRS stating that such Company Plan is so qualified and nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of such Company Plan. Each Company Plan has been operated in compliance with its terms and with all applicable Legal Requirements, except as, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect. Without limiting the foregoing, except as, individually or in the aggregate, would not reasonably be expected to have, a Company Material Adverse Effect, no liability under Title IV of ERISA has been incurred by the Company or any Commonly Controlled Entity that has not been satisfied in full and, to the knowledge of the Company, no condition exists that presents a risk to the Company of incurring a liability under such Title.

(e) Except as expressly contemplated under the terms of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or together with any other event): (i) entitle any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary to any payment or benefit under any Company Plan; (ii) increase the amount of any compensation or other benefits otherwise payable by the Company or any Company Subsidiary under any Company Plan; (iii) result in the acceleration of the time of payment, funding or vesting of any compensation or other benefits under any Company Plan; or (iv) result in any “excess parachute payment” (within the meaning of Section 280G of the Code) becoming due to any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary, and there is no agreement between the Company or any Company Subsidiary, on the one hand, and any employee or independent contractor of the Company or Company Subsidiary, on the other hand, that will give rise to any payment that would not be deductible for United States federal income Tax purposes pursuant to Section 280G of the Code. No Company Plan provides for any gross-up, make-whole or other similar payment or benefit in respect of any taxes under Section 4999 of the Code or Section 409A of the Code.

(f) Each Company Plan has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

(g) With respect to each Foreign Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) such Foreign Plan has been maintained, funded and administered in material compliance with applicable laws and the requirements of such Foreign Plan’s governing documents and any applicable collective bargaining or other works council agreements, and (ii) such Foreign Plan has obtained from the Governmental Entity having jurisdiction with respect to such Foreign Plan any required determinations, if any, that such Foreign Plan is in compliance in all material respects with the applicable Legal Requirements of the relevant jurisdiction if such determinations are required in order to give effect to such Foreign Plan. No Foreign Plan has unfunded liabilities that will not be offset by insurance or that are not fully accrued on the financial statements of the Company.

2.17 Labor Matters.

(a) Neither the Company nor any Company Subsidiary is a party to, nor does the Company or any Company Subsidiary have a duty to bargain for, any written, material collective bargaining agreement with a labor organization or works council representing any of its employees and, as of the date of this Agreement, there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of the Company or any Company Subsidiary.

(b) During the three (3) years prior to the date of this Agreement, there has not been any strike, material work slowdown, material work stoppage, lockout, picketing or union organizing activity affecting the Company, any Company Subsidiary or any of their employees with respect to their employment with the Company or any Company Subsidiary. There is not now pending, and, to the knowledge of the Company, no Person has currently threatened in writing to commence, any such strike, material work slowdown, material work stoppage, lockout, picketing or union organizing activity.

(c) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement there is no claim, complaint or grievance, in each case that is in writing and pending or, to the knowledge of the Company, threatened, relating to any employment Contract, wages and hours, mass layoffs or reductions in force, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any employee of the Company or any Company Subsidiary, including charges of unfair labor practices or harassment complaints, claims or judicial or administrative proceedings, in each case that is in writing.

(d) Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries are in compliance with all applicable laws, statutes, rules and regulations respecting employment and employment practices, terms and conditions of employment of employees, former employees and prospective employees, wages and hours, pay equity, discrimination in employment, wrongful discharge, collective bargaining, mass layoffs or reductions in force, plant closing notification, fair labor standards, occupational health and safety, personal rights or any other labor and employment-related matters, and (ii) the Company and the Company Subsidiaries have properly classified all of their current service providers as either employees or independent contractors and as exempt or non-exempt for all purposes.

(e) Within the last two (2) years, no employee of the Company or any Company Subsidiary has transferred into employment with the Company or any Company Subsidiary by means of a relevant transfer pursuant to the Acquired Rights Directive pursuant to EC Directive no. 2001/23 dated March 12, 2001, as amended from time to time, or domestic legislation implementing such directive into the national applicable law of any country in the EEA, as amended from time to time, or any legislation that has substantially the same effect in any country outside the EEA. For purposes of this Section, “EEA” means European Economic Area, as constituted from time to time, and shall be deemed to include Switzerland.

2.18 Environmental Matters. The Company and the Company Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Company and each Company Subsidiary of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, in each case, except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect. During the three-year period prior to the date of this Agreement, neither the Company nor any Company Subsidiary has received any written notice from a Governmental Entity that alleges that the Company or any Company Subsidiary is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would not have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2018, there has been no release of any hazardous materials by the Company or any Company Subsidiary at or from any facilities owned or leased by the Company or any Company Subsidiary or, to the knowledge of the Company, at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Company or any Company Subsidiary and, in each case, for which the Company or any Company Subsidiary would reasonably be expected to be subject to any liability, except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect. For purposes of this Section 2.18 and Section 3.13, “Environmental Law” shall mean any Legal Requirement relating to pollution or protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), including any such Legal Requirement regulating emissions, discharges or releases of pollutants, contaminants, wastes, toxic substances, exposure to or release of, or the management of any hazardous materials.

2.19 Insurance. Since January 1, 2018, neither the Company nor any Company Subsidiary has received any written communication notifying the Company or any Company Subsidiary of any: (a) premature cancellation or invalidation of any material insurance policy held by the Company or any Company Subsidiary; or (b) refusal of any coverage or rejection of any material claim under any insurance policy held by the Company or any Company Subsidiary. As of the date of this Agreement, there is no pending material claim by the Company or any Company Subsidiary against any insurance carrier under any material insurance policy held by the Company or any Company Subsidiary. The Company and the Company Subsidiaries maintain insurance with reputable insurers in such amounts and against such risks as the management of the Company has in good faith determined to be prudent and appropriate in all material respects. Except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Company or any of the Company Subsidiaries are in full force and effect, all premiums and other payments due on such policies have been paid by the Company or a Company Subsidiary and all claims thereunder have been filed in due and timely fashion, and neither the Company nor any of Company Subsidiary is in breach or default under, has received any written notice of, or has taken any action that could permit cancellation, termination or modification of, any such insurance policies.

2.20 Product Defects and Warranties.

(a) Since January 1, 2018, all Company Products that are sold and currently supported by the Company or any of its Subsidiaries have been provided in conformity with the Company’s and its Subsidiaries’ applicable contractual commitments, warranties and specifications, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) The Company’s warranty reserve reflected on the Most Recent Company Balance Sheet was calculated utilizing historical warranty experience rates consistent with past practice and, to the knowledge of the Company, was sufficient as of the date of the Most Recent Company Balance Sheet to cover the unexpired warranty liabilities of the Company and its Subsidiaries for any products (including Company Products) sold by the Company or its Subsidiaries to their respective customers as of the date of the Company Balance Sheet, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Since the date of the Most Recent Company Balance Sheet, the Company has not materially modified its practices in calculating warranty reserves. To the knowledge of the Company, the Company’s current warranty reserve is sufficient as of the date hereof to cover the unexpired warranty liabilities of the Company and its Subsidiaries for any products (including Company Products) sold by the Company or its Subsidiaries to their respective customers as of the date hereof, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

2.21 Takeover Statutes. Assuming the accuracy of Parent’s representation in Section 3.16, the Company Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Company Organizational Documents inapplicable to the Merger.

2.22 Ownership of Parent Common Stock. During the three (3) years prior to the date of this Agreement, none of the Company, any Company Subsidiary or any “affiliate” or “associate” (as such terms are defined in Section 203(c) of the DGCL) of any of the foregoing “owns” or “owned” (as such terms are defined in Section 203(c) of the DGCL), directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Parent Common Stock (other than pursuant to any Company Plan). There are no voting trusts or other agreements or understandings to which the Company or any Company Subsidiary is a party with respect to the voting of the capital stock or other equity interest of Parent or any Parent Subsidiary.

2.23 Opinions of Financial Advisors. As of the date of this Agreement, the Company Board has received the opinions of Morgan Stanley and Co. LLC and BofA Securities, Inc., (the “Company Financial Advisors”), financial advisors to the Company, to the effect that, as of the date of such opinions and subject to the respective assumptions, qualifications and limitations set forth in such opinions, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of shares of Company Common Stock. The Company will make available to Parent a copy of such opinions as soon as practicable following the execution of this Agreement for information purposes only.

2.24 Brokers. No broker, finder or investment banker (other than the Company Financial Advisors) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company. The Company has made available to Parent true, correct and complete copies of all engagement, fee and similar Contracts between the Company (or any Subsidiary of the Company) and the Company Financial Advisors.

2.25 Information Supplied. The information supplied or to be supplied by the Company for inclusion in the Form S-4 (including the Joint Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, or on the date of the Company Stockholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent for inclusion therein.

SECTION 3. REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company that, except as set forth or incorporated by reference in the Parent SEC Documents filed and publicly available after January 1, 2018 but prior to the date of this Agreement (excluding any disclosures contained in such documents under the heading “Risk Factors” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or, subject to Section 7.12, in the disclosure schedule delivered to the Company prior to the execution of this Agreement (the “Parent Disclosure Schedule”):

3.1 Due Organization and Good Standing; Subsidiaries.

(a) Parent and Acquisition Sub are corporations duly organized, validly existing and in good standing under the laws of their respective states of incorporation. Parent and Acquisition Sub have the requisite corporate power and authority to own, lease and operate their respective assets and to carry on their respective businesses as it is being conducted as of the date of this Agreement, except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect. Parent and Acquisition Sub are duly qualified and have all necessary Governmental Authorizations to do business, and are in good standing, in each other jurisdiction where the nature of their business makes such qualification necessary, except where the failure to be so qualified or in good standing, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect.

(b) Neither Parent nor Acquisition Sub nor any Parent Subsidiary owns any equity interest or joint venture, partnership or similar interest in any other Entity, other than the Entities identified in Exhibit 21 of Parent’s Annual Report on Form 10-K for the fiscal year ended December 28, 2019 (filed with the SEC on February 4, 2020) and any other wholly owned Parent Subsidiary. Each Parent Subsidiary is duly organized, validly existing and (where such concept is recognized under the laws of the jurisdiction in which it is organized) in good standing under the laws of the jurisdiction of its organization and has the requisite corporate or other organizational power and authority and Governmental Authorizations to own, lease and operate its assets and to carry on its business as it is being conducted as of the date of this Agreement, except where the failure to be so organized, existing and in good standing or to have such power and authority, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect. All of the outstanding shares of capital stock of each Parent Subsidiary are duly authorized, validly issued, fully paid and nonassessable and are owned directly or indirectly by Parent free and clear of all Liens, except for restrictions on transfer under applicable securities laws.

3.2 Organizational Documents. Prior to the date of this Agreement, Parent has made available to the Company copies of the Organizational Documents of Parent and Acquisition Sub, including all amendments thereto. The Organizational Documents of Parent, Acquisition Sub and each Parent Subsidiary are in full force and effect and neither (a) Parent or Acquisition Sub nor (b) except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect, any Parent Subsidiary is in violation of any of the provisions of such Organizational Documents.

3.3 Capitalization.

(a) The authorized capital stock of Parent consists of: (i) 2,250,000,000 shares of Parent Common Stock, of which 1,201,790,367 shares were issued and outstanding as of October 20, 2020 (the “Parent Capitalization Date”); and (ii) 1,000,000 shares of preferred stock, par value $0.10 per share, none of which were outstanding as of the Parent Capitalization Date. All of the outstanding shares of Parent Common Stock have been, and all shares of Parent Common Stock reserved for issuance pursuant to the Parent Equity Plan will be when issued, duly authorized and validly issued, and are, or will be when issued, fully paid and non-assessable.

(b) Except as set forth in Parent’s restated articles of organization (as amended), Parent’s bylaws or the Parent Equity Agreements: (i) none of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent; (iii) there are no bonds, debentures, notes or other indebtedness of Parent issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote; and (iv) there is no Contract to which Parent is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Parent Common Stock. Except as set forth in the Parent Equity Agreements, Parent is not under any obligation, nor is it bound by any Contract pursuant to which it will become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

(c) As of the Parent Capitalization Date: (i) 7,931,807 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent Options; (ii) 15,485,936 shares of Parent Common Stock were subject to issuance pursuant to outstanding Parent RSUs, including 2,697,738 shares of Parent Common Stock subject to Parent RSUs that vest based on the achievement of performance goals (assuming performance at target levels); (iii) 40,961,353 shares of Parent Common Stock were reserved for issuance pursuant to the Parent ESPP; (iv) 10,783,028 shares of Parent Common Stock were subject to issuance pursuant to the Convertible Notes; (v) 466,770 shares of Parent Common Stock were subject to issuance pursuant to outstanding warrants; and (vi) no other shares of capital stock or other voting securities of Parent were issued, reserved for issuance or outstanding. Prior to the date of this Agreement, Parent has made available to the Company accurate and complete copies of: (A) the Parent Equity Plan; and (B) the forms of all stock option agreements evidencing Parent Options outstanding as of the date of this Agreement and the forms of all restricted stock unit agreements evidencing Parent RSUs outstanding as of the date of this Agreement.

(d) Except as set forth in Section 3.3(c), as of the Parent Capitalization Date, there was no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of the capital stock or other equity interests, restricted stock unit, stock-based performance unit, shares of phantom stock, stock appreciation right, profit participation right or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock or other equity interest of Parent; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent; or (iii) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which Parent is or may become obligated to sell or otherwise issue any shares of its capital stock or other equity interest or any other securities.

(e) From the Parent Capitalization Date through the date of this Agreement, neither Parent nor any of its Subsidiaries has issued any shares of Parent Common Stock or other equity interests of Parent or any Parent Subsidiary, other than pursuant to Parent Options, Parent RSUs or the Parent ESPP, in each case, that were outstanding as of the Parent Capitalization Date.

3.4 Authority; Binding Nature of Agreement.

(a) Parent has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to receipt of the Required Parent Stockholder Vote, to consummate the Merger. Assuming the accuracy of the Company’s representations and warranties set forth in Section 2.22, on or prior to the date hereof, the Parent Board has unanimously: (i) duly and validly authorized and approved the execution, the delivery and, subject to the receipt of the Required Parent Stockholder Vote, the performance of this Agreement and the consummation of the Merger, by Parent; (ii) determined that the Merger is fair to and in the best interests of Parent and its stockholders; (iii) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; (iv) subject to the terms and conditions hereof, approved the issuance of shares of Parent Common Stock in the Merger as contemplated by this Agreement (the “Parent Share Issuance”); and (v) directed that the Parent Share Issuance be submitted to a vote of Parent’s stockholders, recommended the approval of the Parent Share Issuance for purposes of the rules and regulations of Nasdaq by the holders of shares of Parent Common Stock (the “Parent Board Recommendation”), and resolved to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, subject to Section 4.3. Assuming the accuracy of the Company’s representations and warranties set forth in Section 2.22, the execution and delivery of this Agreement by Parent and the consummation by Parent of the Merger and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement, in each case other than the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub (which shall occur immediately following the execution of this Agreement) and, with respect to the Parent Share Issuance, the receipt of the Required Parent Stockholder Vote. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) Acquisition Sub is a newly formed, wholly owned Subsidiary of Parent and has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement. The board of directors of Acquisition Sub has: (i) determined that the transactions contemplated by this Agreement are fair to, and in the best interests of, Acquisition Sub and its stockholder; (ii) declared that this Agreement is advisable and recommended that its sole stockholder adopt this Agreement; and (iii) authorized and approved the execution, delivery and performance of this Agreement by Acquisition Sub. The execution and delivery of this Agreement by Acquisition Sub and the consummation by Acquisition Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Acquisition Sub, and no other corporate proceedings on the part of Acquisition Sub are necessary to authorize this Agreement other than, with respect to the Merger: (A) the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub (which shall occur immediately following the execution of this Agreement); and (B) the filing of the Certificate of Merger as required by the DGCL. Parent, as the sole stockholder of Acquisition Sub, will vote to adopt this Agreement immediately after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company, constitutes the valid and binding obligation of Acquisition Sub, enforceable against Acquisition Sub in accordance with its terms, subject to: (A) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or other similar laws, now or hereafter in effect, affecting creditors’ rights generally; and (B) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.5 Vote Required. The approval of the Parent Share Issuance by a majority of the outstanding shares of Parent Common Stock present in person or by proxy at the Parent Stockholder Meeting and entitled to vote on the proposal to approve the Parent Share Issuance (the “Required Parent Stockholder Vote”) is the only vote of the holders of any class or series of Parent’s capital stock necessary under applicable Legal Requirements and Parent’s Organizational Documents for Parent to consummate the transactions contemplated hereby, including the Merger. The approval of the adoption of this Agreement by Parent as the sole stockholder of Acquisition Sub, which consent will be delivered immediately following the execution hereof in accordance with Section 4.9(c), is the only vote of the holders of any class or series of Acquisition Sub’s capital stock necessary under applicable Legal Requirements and Acquisition Sub’s Organizational Documents for Acquisition Sub to consummate the transactions contemplated hereby, including the Merger.

3.6 Non-Contravention; Consents.

(a) The execution and delivery of this Agreement by Parent and, assuming receipt of the Required Parent Stockholder Vote and the accuracy of the Company’s representations and warranties set forth in Section 2.22, the consummation by Parent of the Merger will not: (i) cause a violation of any of the provisions of the Organizational Documents of Parent or any Parent Subsidiary; (ii) assuming the consents and filings referred to in Section 3.6(b) are made and obtained, conflict with or violate any applicable Legal Requirements; or (iii) subject to Section 4.7, result in any loss, limitation or impairment of any right of Parent or any Parent Subsidiary to own or use any assets, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any obligation or to the loss of a benefit under any Contract binding upon Parent or any Parent Subsidiary or by which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens of any kind (other than Parent Permitted Encumbrances) upon any of the properties, rights or assets of Parent or any Parent Subsidiary, except, in the cases of clauses (ii) and (iii), as would not, individually or in the aggregate, reasonably be expected to constitute or result in a Parent Material Adverse Effect.

(b) Except as may be required by the Securities Act, the Exchange Act, the DGCL, the HSR Act or other applicable Antitrust Laws, applicable state securities takeover and “blue sky” laws or the rules and regulations of Nasdaq, neither Parent nor Acquisition Sub, nor any Parent Subsidiary, is required to make any filing, registration, or declaration with, give any notice to, or obtain any consent, Order, license, permit, clearance, waiver or approval from, any Governmental Entity for the execution and delivery of this Agreement by Parent or the consummation by Parent of the Merger, the performance by Parent of its covenants and obligations hereunder or the consummation by Parent of the Merger, in each case, except as, individually or in the aggregate, would not reasonably be expected to constitute or result in a Parent Material Adverse Effect.

3.7 Reports; Financial Statements; Internal Controls.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by Parent with the SEC under the Exchange Act or Securities Act since January 1, 2018 (the “Parent SEC Documents”) have been filed or furnished with the SEC on a timely basis. As of the time it was filed with the SEC (or, with respect to clause (i) below, if amended or superseded, then on the date of such amended or superseding filing): (i) each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be) and the applicable regulations promulgated thereunder and the listing requirements and corporate governance rules and regulations of Nasdaq, each as in effect on the date such Parent SEC Document was filed; and (ii) none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Since January 1, 2018, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither the Parent nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present, in all material respects, the financial position of Parent and Parent’s consolidated Subsidiaries as of the respective dates thereof and the results of operations and consolidated cash flows of Parent and Parent’s consolidated Subsidiaries for the periods covered thereby subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments and (iv) have been prepared from, and are in accordance with, the books and records of Parent and Parent’s consolidated Subsidiaries in all material respects. No financial statements of any Person other than Parent and Parent’s consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent. The books and records of Parent and the Parent Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. As of the date of this Agreement, Ernst & Young LLP has not resigned (or informed Parent that it intends to resign) or been dismissed as independent public accountants of Parent.

(c) Parent maintains, and at all times since December 30, 2018 has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent and the Parent Subsidiaries; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Parent; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and the Parent Subsidiaries that could have a material effect on the financial statements. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 28, 2019, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued an attestation report concluding that Parent maintained effective internal control over financial reporting as of December 28, 2019. Management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (x) any significant deficiencies or material weaknesses in the design and operation of internal controls over financial reporting and (y) any fraud, whether or not material, that involves management or any other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.

(d) Since January 1, 2018, (i) none of Parent or any Parent Subsidiary nor, to the knowledge of Parent, any director or officer of Parent or any Parent Subsidiary has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Parent Subsidiary or any material complaint, allegation, assertion or claim from employees of Parent or any Parent Subsidiary regarding questionable accounting or auditing matters with respect to Parent or any Parent Subsidiary, and (ii) to the knowledge of Parent, no attorney representing Parent or any Parent Subsidiary, whether or not employed by Parent or any Parent Subsidiary, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Parent, any Parent Subsidiary or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.

(e) Parent maintains disclosure controls as required by Rule 13a-15 or 15d-15 under the Exchange Act. As of the date hereof, Parent is in compliance in all material respects with all current listing requirements of Nasdaq.

(f) Neither Parent nor any Parent Subsidiary is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Parent SEC Documents, and none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review or investigation.

(h) Neither Parent nor any Parent Subsidiary has any liabilities of any nature or type, whether accrued, absolute, determined, contingent or otherwise and whether due or to become due, except for: (i) liabilities disclosed in the financial statements (including any related notes) contained in the Most Recent Parent Balance Sheet; (ii) liabilities incurred in the ordinary course of business since the date of the Most Recent Parent Balance Sheet; (iii) liabilities that, individually or in the aggregate, have not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect; and (iv) liabilities and obligations incurred in connection with the transactions contemplated by this Agreement.

3.8 Absence of Certain Changes.

(a) Since the date of the Most Recent Parent Balance Sheet, there has not been any fact, event, change, effect, circumstance, occurrence or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(b) From the date of the Most Recent Parent Balance Sheet to the date of this Agreement, the businesses of Parent and the Parent Subsidiaries have been conducted in all material respects in the ordinary course of business in a manner consistent with past practice, and neither Parent nor any Parent Subsidiary has undertaken any action that if proposed to be taken after the date of this Agreement would require the Company’s consent pursuant to Sections 4.1(b).

3.9 Compliance with Legal Requirements.

(a) Parent and the Parent Subsidiaries are, and since January 1, 2017 have been, in compliance with all Legal Requirements applicable to them and their businesses, except where the failure to comply with such Legal Requirements, individually or in the aggregate, has not been and would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole. Neither Parent nor any Parent Subsidiary has, during the three-year period prior to the date of this Agreement: (i) to the knowledge of Parent, received any written notice or verbal notice from any Governmental Entity regarding any material violation by Parent or any Parent Subsidiary of any Legal Requirement; or (ii) provided any notice to any Governmental Entity regarding any material violation by Parent or any Parent Subsidiary of any Legal Requirement.

(b) Parent and the Parent Subsidiaries hold, and have at all times since January 1, 2017 held, all Governmental Authorizations and orders of all applicable Governmental Entities necessary for the lawful operation of the businesses of Parent and the Parent Subsidiaries, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”) and have paid all fees and assessments due and payable in connection therewith, except where the failure to have, file or pay, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect, (i) all Parent Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of Parent, no suspension or cancellation of any such Parent Permit is threatened; and (ii) Parent and each Parent Subsidiary is in compliance with the terms and requirements of all Parent Permits.

(c) Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, Parent and each Parent Subsidiary have at all times during the five (5) years prior to the date of this Agreement complied in all material respects with applicable Sanctions Laws and Export Control Laws, and neither Parent nor any Parent Subsidiary has been the subject of or otherwise involved in investigations or enforcement actions by any Governmental Entity or other legal proceedings with respect to any actual or alleged violations of Export Control Laws or Sanctions Laws, and neither Parent nor any Parent Subsidiary has been notified of any such pending or threatened actions. Neither Parent, any Parent Subsidiary, any director, officer, or employee, nor, to the knowledge of Parent, independent contractor, consultant, agent or other person acting on behalf of Parent or any Parent Subsidiary, is a Prohibited Person or is subject to debarment or any list-based designations under the Export Control Laws. During the five (5) years prior to the date of this Agreement, Parent and the Parent Subsidiaries have secured and maintained all necessary material permits, registrations, agreements or other authorizations, including amendments thereof pursuant to applicable Export Control Laws or Sanctions Laws required for (i) the export, import and re-export of its products, services, software and technologies, and (ii) releases of technologies and software to foreign nationals located in the United States and abroad (the “Parent Export Approvals”), and each of Parent and the Parent Subsidiaries is and, uring the five (5) years prior to the date of this Agreement, has been in compliance in all material respects with the terms of all Export Approvals. To the knowledge of Parent, there are no pending or threatened claims against Parent or any Parent Subsidiary with respect to such Export Approvals.

(d) Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, Parent has implemented policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws, Export Control Laws or Sanctions Laws.

3.10 Legal Proceedings; Investigations; Orders.

(a) There is no Legal Proceeding pending (or, to the knowledge of Parent, threatened) against Parent, Acquisition Sub or any Parent Subsidiary or affecting any of their respective properties or assets that: (i) would adversely affect Parent’s or Acquisition Sub’s ability to perform any of its obligations under, or consummate any of the transactions contemplated by, this Agreement; or (ii) individually or in the aggregate, has been or would reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole.

(b) There are no subpoenas, civil investigative demands or other written requests for information issued to Parent or any Parent Subsidiary relating to potential or actual violations of any Legal Requirement that are pending or, to the knowledge of Parent, threatened, or any investigations or claims against or affecting Parent or any Parent Subsidiary, or any of their respective properties, relating to potential or actual violations of any Legal Requirement that, individually or in the aggregate, has been or would reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole.

(c) There is no Order under which Parent, Acquisition Sub or any Parent Subsidiary is subject to ongoing obligations that, individually or in the aggregate, has been or would reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole.

3.11 Intellectual Property and Related Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) the material Parent IP that is Registered IP (“Parent Registered IP”) (other than applications for Patents, Trademarks or Copyrights pending as of the date hereof), including all Parent Registered IP that is currently being asserted in any infringement proceedings, is subsisting and, to the knowledge of the Parent, valid and enforceable; and (ii) there is currently no Legal Proceeding pending or, since January 1, 2018, threatened in writing, in which the validity, enforceability or ownership of any Parent Registered IP is being contested or challenged.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all material Parent IP is owned exclusively by the Parent or a Parent Subsidiary free and clear of all Liens other than Parent Permitted Encumbrances.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) neither Parent nor any Parent Subsidiary is subject to any outstanding or potential Order that restricts in any material manner the use, transfer or licensing of any material Parent IP and (ii) the execution, delivery and performance of this Agreement, and the Closing, will not, with or without notice or the lapse of time, result in or give any other Person the right or option to cause, or otherwise result in the release, disclosure, or delivery of any material Parent IP by or to any escrow agent or other Person.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) the operations of the businesses of the Parent and the Parent Subsidiaries as currently conducted, including the Parent’s and the Parent Subsidiaries’ design, manufacture, provision, use and sale of any Parent Products (including the use or sale of any Parent Products by any customer or distributor of the Parent or any Parent Subsidiary, whether alone but not in combination with other third Person products), do not infringe, misappropriate or otherwise violate, and, since January 1, 2018, have not infringed, misappropriated or otherwise violated, any Intellectual Property Rights owned by any other Person; provided, that with respect to the infringement of Patents, the foregoing representation and warranty is limited to the knowledge of the Parent and (ii) no Legal Proceeding is pending or, since January 1, 2018, has been threatened in writing, against the Parent or any Parent Subsidiary, or, to the knowledge of the Parent, against any customer or distributor of the Parent or any Parent Subsidiary where such Legal Proceeding is based in whole or in part on one or more Parent Products and there have been no written complaints, claims or notices received by the Parent or any Parent Subsidiary or, to the knowledge of the Parent, any customer or distributor of the Parent or any Parent Subsidiary, since January 1, 2018, alleging any infringement, misappropriation or violation of any Intellectual Property of any other Person by the Parent or any Parent Subsidiary, (iii) no written requests or demands for indemnification or defense as a result of a claim that a Parent Product infringes Third Party Intellectual Property has been received by the Parent or any Parent Subsidiary from any third Person since January 1, 2018 that have resulted, or could reasonably be expected to result, in material liability to the Parent or a Parent Subsidiary, (iv) to the knowledge of the Parent, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Parent IP by any third Person, and (v) since January 1, 2018, neither Parent nor any Parent Subsidiary has brought any Legal Proceeding against any other Person, or provided any other Person with written notice or other assertion, alleging any Person is infringing, misappropriating or otherwise violating any material Parent IP.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, to the knowledge of the Parent, (i) no material Parent IP has been declared as essential to any standard and (ii) no third party has specifically alleged that any material Parent IP is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, patent pool, trade association, or similar organization.

3.12 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) Parent and the Parent Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them (the “Parent Returns”) and all such Parent Returns are true, correct and complete.

(ii) Parent and the Parent Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them, and the financial statements of Parent and the Parent Subsidiaries reflect full and adequate reserves, in accordance with GAAP, for all Taxes accrued but not yet paid by Parent or any Parent Subsidiary.

(iii) Each of Parent and the Parent Subsidiaries has (i) timely paid, deducted, withheld and collected all amounts required to be paid, deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties (and have timely paid over any amounts so withheld, deducted or collected to the appropriate Governmental Entity) and (ii) otherwise complied with all applicable Legal Requirements relating to the withholding, collection and remittance of Taxes (including information reporting requirements).

(iv) Within the last six (6) years, no claim has been made in writing by any Tax authority in a jurisdiction where Parent or any Parent Subsidiary has not filed Tax Returns of a particular type that Parent or any Parent Subsidiary is or may be subject to Tax by, or required to file Tax Returns with respect to Taxes in, such jurisdiction.

(v) Neither Parent nor any Parent Subsidiary will be required to include an item of income (or exclude an item of deduction) in any taxable period (or portion thereof) beginning after the Closing Date as a result of (i) a change in or incorrect method of accounting occurring prior to the Closing Date, (ii) a prepaid amount received (or deferred revenue recognized) or paid, prior to the Closing Date or (iii) an election under Section 108(i) of the Code (or any similar state, local or non-U.S. Legal Requirement).

(b) There are no: (i) examinations, investigations, audits, or other proceedings pending or threatened in writing with respect to any material Taxes of Parent or any Parent Subsidiary or any material Parent Returns; (ii) extensions or waivers of the limitation period applicable to any material Parent Return or the period for the assessment of any material Taxes of Parent or the Parent Subsidiaries; (iii) deficiencies for material Taxes that have been claimed, proposed or assessed by any Governmental Entity against Parent or any Parent Subsidiary that have not been fully satisfied by payment; or (iv) Liens in respect of or on account of material Taxes (other than Parent Permitted Encumbrances) upon any of the property or assets of Parent or any Parent Subsidiary.

(c) Neither Parent nor any of the Parent Subsidiaries (i) is or has been, within the last ten (10) years, a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes, except for any such group of which the Parent is the common parent or (ii) has any liability for Taxes of any Person (other than Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Legal Requirement) or as a transferee or successor.

(d) Neither Parent nor any Parent Subsidiary is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than: (i) customary tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes; and (ii) any agreement or arrangement solely between or among Parent and/or the Parent Subsidiaries.

(e) Neither Parent nor any Parent Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous state, local or non-U.S. Legal Requirement) or other ruling or written agreement with a Tax authority, in each case, with respect to material Taxes.

(f) Part 3.12(f) of the Parent Disclosure Schedule sets forth Parent’s expected future payments due to its election pursuant to Section 965(h) of the Code.

(g) Neither Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Legal Requirement).

3.13 Environmental Matters Parent and the Parent Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Parent and each Parent Subsidiary of all Parent Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of Parent, threatened against Parent or any Parent Subsidiary, in each case, except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect. During the three-year period prior to the date of this Agreement, neither Parent nor any Parent Subsidiary has received any written notice from a Governmental Entity that alleges that Parent or any Parent Subsidiary is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would not have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2018, there has been no release of any hazardous materials by Parent or any Parent Subsidiary at or from any facilities owned or leased by Parent or any Parent Subsidiary or, to the knowledge of Parent, at any other locations where any hazardous materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by Parent or any Parent Subsidiary and, in each case, for which Parent or any Parent Subsidiary would reasonably be expected to be subject to any liability, except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect.

3.14 Certain Business Practices. Except as, individually or in the aggregate, has not been or would not reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole, during the five (5) years prior to the date of this Agreement, neither Parent nor any Parent Subsidiary nor to the knowledge of Parent, any director, officer, employee, agent or other person acting on behalf of Parent or any Parent Subsidiary has, directly or indirectly, (a) violated or taken any action that would result in a violation of any Anti-Corruption Laws applicable to Parent or any Parent Subsidiary or (b): (i) used any funds of Parent or a Parent Subsidiary for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful payments, related to political activity; (ii) made any unlawful payment to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or any Parent Subsidiary; (iii) established or maintained any unlawful fund of monies or other assets of Parent or any Parent Subsidiary; (iv) made any fraudulent entry on the books or records of Parent or any Parent Subsidiary; (v) made any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, in any form or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with any Prohibited Person. To the knowledge of Parent, neither Parent nor any Parent Subsidiary is (x) under external or internal investigation by any Governmental Entity for any actual or potential violation of any Anti-Corruption Laws or (y) has received any written or other notice from any Governmental Entity regarding any actual or potential violation of, or failure to comply with, any Anti-Corruption Laws. During the five (5) years prior to the date of this Agreement, neither Parent nor any Parent Subsidiary has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

3.15 Takeover Statutes. Assuming the accuracy of the Company’s representation in Section 2.22, the Parent Board has taken all action necessary to render Section 203 of the DGCL, all other potentially applicable state anti-takeover statutes and any similar provisions of the Parent’s Organizational Documents inapplicable to the Merger and the Parent Share Issuance.

3.16 Ownership of Company Common Stock. During the three (3) years prior to the date of this Agreement, neither Parent nor any Parent Subsidiary beneficially owns or owned, directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock (other than pursuant to any Parent Plan). There are no voting trusts or other agreements or understandings to which Parent or any Parent Subsidiary is a party with respect to the voting of the capital stock or other equity interest of the Company or any Company Subsidiary.

3.17 Intended Tax Treatment. Neither Parent nor any Parent Subsidiary has taken or agreed to take any action or believes or has any reason to believe that any conditions exist that could prevent or impeded the Merger from qualifying for the Intended Tax Treatment.

3.18 Opinion of Financial Advisor. The Parent Board has received the opinions of DBO Partners LLC and Credit Suisse Securities (USA) LLC (collectively, the “Parent Financial Advisors”), financial advisors to Parent, dated as of the date of this Agreement, to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio set forth in this Agreement is fair, from a financial point of view, to Parent. Parent will make available to the Company a copy of the written opinions as soon as practicable following the execution of this Agreement for information purposes only.

3.19 Brokers. No broker, finder or investment banker (other than the Parent Financial Advisors) is entitled to any brokerage, finder’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of Parent. Parent has made available to the Company true, correct and complete copies of all engagement, fee and similar Contracts between Parent (or any Subsidiary of Parent) and the Parent Financial Advisors.

3.20 Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 (including the Joint Proxy Statement/Prospectus) will not, at the time the Form S-4 (and any amendment or supplement thereto) is declared effective, on the date that the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and the stockholders of Parent, or on the date of the Company Stockholder Meeting or the Parent Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that, no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company for inclusion therein.

3.21 Acquisition Sub. Parent is the sole stockholder of Acquisition Sub. Since its date of incorporation, Acquisition Sub has not carried on any business or conducted any operation other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto.

SECTION 4. COVENANTS

4.1 Interim Operations.

(a) The Company agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Part 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly required by this Agreement, the Company shall, and shall cause the Company Subsidiaries to, conduct its business in the ordinary course consistent with past practice in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization and maintain satisfactory relationships with customers, suppliers and distributors and other Persons with whom the Company or any Company Subsidiary has material business relations. Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent Parent shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Part 4.1(a) of the Company Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly or required by this Agreement, the Company shall not (and shall not permit any Company Subsidiary to), in each case by merger, consolidation, division, operation of law, or otherwise:

(i) amend the Company’s Organizational Documents or the Organizational Documents of any Company Subsidiary;

(ii) split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of the Company’s capital stock or other equity interests of the Company or any Company Subsidiary;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of the Company’s capital stock or the capital stock or other equity interest of any Company Subsidiary, other than (A) the Company’s regular quarterly dividend on the Company Common Stock to be declared and paid in the third quarter of the Company’s 2021 fiscal year, in a quarterly amount not to exceed the amount set forth in Part 4.1(a)(iii) of the Company Disclosure

Schedule, provided, that if the initial End Date is extended pursuant to Section 6.1(b), the Company may resume its regular quarterly dividend (provided, that any such quarterly dividend may not be in an aggregate amount that exceeds the aggregate amount of the Company’s most recent quarterly dividend prior to the date hereof) on the Company Common Stock until the earlier of the Closing or termination of this Agreement, or (B) dividends or distributions only to the extent paid by any wholly owned Company Subsidiary to the Company or another wholly owned Subsidiary of the Company;

(iv) acquire (by merger, consolidation, operation of law, acquisition of stock, other equity interests or assets, formation of a joint venture or otherwise) (A) any other Person, (B) any equity interest in any other Person, (C) any business, or (D) any assets, except, (1) acquisitions by the Company from any wholly owned Subsidiary or among any wholly owned Subsidiaries of the Company; (2) the purchase of equipment, supplies and inventory in the ordinary course of business, (3) inbound licenses of Intellectual Property in the ordinary course of business or (4) acquisitions in one or more transactions with respect to which the aggregate consideration for all such transactions does not exceed $20,000,000 or (5) investments in any other Person in one or more transactions with respect to which the aggregate investment amount for all such transactions does not exceed $20,000,000;

(v) except in connection with any transaction between the Company and any wholly owned Subsidiary of the Company or among any wholly owned Subsidiaries of the Company, issue, sell, grant or otherwise permit to become outstanding any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, other than: (A) shares of Company Common Stock issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs; and (B) pursuant to the Company ESPP in the ordinary course of business consistent with past practice and in accordance with the terms thereof and of this Agreement;

(vi) except in connection with any transaction between the Company and any wholly owned Subsidiary of the Company or among any wholly owned Subsidiaries of the Company, sell, assign, transfer, lease or license to any third party, or encumber, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), any Company IP or material assets of the Company, other than: (A) sales of inventory, goods or services in the ordinary course of business or of obsolete equipment or assets in the ordinary course of business; (B) pursuant to written Contracts or commitments existing as of the date of this Agreement and set forth in Part 4.1(a)(vi) of the Company Disclosure Schedule; (C) as security for any borrowings permitted by Section 4.1(a)(viii); (D) licenses granted to customers or other third parties in the ordinary course of business consistent with past practice; or (E) dispositions of assets which do not constitute Company IP, and with respect to which the fair market value of all such assets does not exceed $10,000,000 in the aggregate;

(vii) directly or indirectly repurchase, redeem or otherwise acquire any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s or any Company Subsidiary’s capital stock or equity interests, except: (A) shares of Company Common Stock repurchased from employees or consultants or former employees or consultants of the Company pursuant to the exercise of repurchase rights binding on the Company and existing prior to the date of this Agreement; or (B) shares of Company Common Stock accepted as payment for the exercise price of options to purchase Company Common Stock pursuant to the Company Equity Plan or for withholding Taxes incurred in connection with the exercise, vesting or settlement of Company Options and Company RSUs, as applicable, in accordance with the terms of the applicable award;

(viii) (A) incur, redeem, repurchase, prepay, defease, or cancel any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or advances or capital contributions to any other Person, except for: (1) repayment of the 2021 Notes when due in accordance with their terms, including pursuant to the Company’s Rule 10b5-1 plan; (2) borrowings in an aggregate principal amount outstanding at any time not to exceed $25,000,000 incurred in the ordinary course of business pursuant to existing credit facilities or letters of credit, (3) any indebtedness among the Company and its wholly owned Subsidiaries or among any wholly owned Subsidiaries of the Company (and guarantees by the Company or its Subsidiaries in respect thereof) and (4) purchase money financings and capital leases entered into in the ordinary course of business in an aggregate amount not to exceed $25,000,000 at any time outstanding; or (B) incur any Lien on any of its material property or material assets other than in the ordinary course of business consistent with past practice and except for Company Permitted Encumbrances;

(ix) (A) except in the ordinary course of business consistent with past practice adopt, terminate or amend any Company Plan other than if such action would not increase the annual expense of the given Company Plan by a material amount (but in no event will the aggregate amount of all increases in such expenses exceed $10,000,000), provided, that the Company may enter into offer letters, employment agreements and similar arrangements with employees below the level of Corporate Vice President in the ordinary course of business consistent with past practice, (B) increase, or accelerate the vesting or payment of, the compensation or benefits of any director, independent contractor or current or former employee of the Company or any Company Subsidiary, (C) grant any rights to severance, retention, change in control or termination pay to any director, independent contractor or current or former employee of the Company or any Company Subsidiary, (D) except in the ordinary course of business consistent with past practice, in respect of employees at a level below Corporate Vice President that would not increase the number of Vice Presidents by more than 10% over the number of Vice Presidents employed by the Company as of the date of this Agreement, hire or promote any employee, or (E) terminate the employment of any employee at or above the level of Corporate Vice President (other than for cause); except, in each case, for: (1) amendments to Company Plans determined by the Company in good faith to be required to comply with applicable Legal Requirements; (2) increases in compensation or benefits required pursuant to any Company Plan in effect on the date hereof and listed in Part 4.1(a)(ix) of the Company Disclosure Schedule; (3) increases to total target cash opportunities (i.e., annual base salary or wage rates and target annual cash bonus opportunities) as set forth in Part 4.1(a)(ix) of the Company Disclosure Schedule; (4) payment of cash incentive compensation to the extent set forth in Part 4.1(a)(ix) of the Company Disclosure Schedule and (5) any other actions set forth in Part 4.1(a)(ix) of the Company Disclosure Schedule;

(x) except in the ordinary course of business and for renewals or extensions of any existing Material Contract or Material Real Property Lease entered into in the ordinary course of business, (i)(A) materially amend or terminate (except for terminations pursuant to the expiration of the existing term of any Material Contract or Material Real Property Lease) any Material Contract or Material Real Property Lease or (B) waive, release or assign any material rights under any Material Contracts or Material Real Property Leases, or (ii) enter into any Contract or agreement that, if in effect on the date of this Agreement, would constitute a Material Contract or Material Real Property Lease;

(xi) change any of its methods of financial accounting or accounting practices in any material respect other than as required by changes in GAAP;

(xii) make, change or revoke any Tax election, change or adopt any Tax accounting period or method of Tax accounting, amend any Company Return if such amendment would reasonably be expected to result in a Tax liability, file any Company Return prepared in a manner inconsistent with past practice, settle or compromise any material liability for Taxes or any Tax audit, claim, or other proceeding relating to a material amount of Taxes (except to the extent that a reserve for such Taxes has been established in the financial statements contained or incorporated by reference into the Company SEC Documents), enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar state, local or non-U.S. Legal Requirement) (except to the extent that a reserve for such Taxes has been established in the financial statements contained or incorporated by reference into the Company SEC Documents), request any Tax ruling from any Governmental Entity, surrender any right to claim a refund of Taxes, or, other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to Taxes, to the extent, in each case, that such actions would reasonably be expected, individually or in the aggregate, to have a material adverse impact on any Tax liabilities of Parent or any of the Parent Subsidiaries (which would include the Company and the Company Subsidiaries) after the Closing Date;

(xiii) sell, transfer, assign, exclusively license, or otherwise dispose of to any third party (by merger, consolidation, operation of law, division or otherwise), or mortgage, encumber or exchange any material Intellectual Property owned, or purported to be owned, by the Company or any Subsidiary of the Company;

(xiv) make any capital expenditure that is not contemplated by the capital expenditure budget (the “CapEx Budget”) set forth in Part 4.1(a)(xiv) of the Company Disclosure Schedule (a “Non-Budgeted Capital Expenditure”), except that the Company or any Subsidiary of the Company may make any Non-Budgeted Capital Expenditure that, when added to all other Non-Budgeted Capital Expenditures made by the Company and the Company Subsidiaries in the same fiscal year (and with respect to the 2021 fiscal year, since the date of this Agreement) would not, in the aggregate, exceed twenty percent (20%) of the aggregate CapEx Budget for such fiscal year;

(xv) except as expressly required by applicable Legal Requirements or the Company’s Organizational Documents, convene (A) any special meeting of the Company’s stockholders other than the Company Stockholder Meeting or (B) any other meeting of the Company’s stockholders to consider a proposal that would reasonably be expected to impair, prevent or delay the consummation of the transactions contemplated hereby;

(xvi) enter into any agreement, understanding or arrangement with respect to the voting of any capital stock or other equity interests of the Company (including any voting trust), other than with respect to awards under the Company Equity Plan otherwise permitted under this Agreement or in connection with the granting of revocable proxies in connection with any meeting of the Company’s stockholders;

(xvii) adopt a plan of (A) complete or partial liquidation of the Company or any Subsidiary of the Company or (B) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization, other than, in the case of clause (B), transactions between or among direct or indirect wholly owned Subsidiaries of the Company;

(xviii) (A) settle or compromise any litigation, claim, suit, action or proceeding, except for settlements or compromises that (1) involve solely monetary remedies with a value not in excess of $35,000,000 in the aggregate to be paid by the Company and its Subsidiaries, (2) do not impose any restriction on the Company’s business or the business of the Company Subsidiaries, (3) do not relate to any litigation, claim, suit, action or proceeding by the Company’s stockholders in connection with this Agreement or the Merger and (4) do not include an admission of liability or fault on the part of the Company or any Company Subsidiary, or (B) commence any material litigation or other claim, suit, action or proceeding, other than (1) in the ordinary course of business consistent with past practice or (2) commencing any counterclaim to preserve, protect or enforce any Company IP or material assets of the Company;

(xix) materially reduce the amount of insurance coverage or fail to renew or maintain any material existing insurance policies;

(xx) (A) amend any Company Permits in a manner that adversely impacts the Company’s ability to conduct its business in any material respect or (B) terminate or allow to lapse any material Company Permits;

(xxi) (A) fail to pay any issuance, renewal, maintenance and other payments that become due with respect to any material Company Registered IP or otherwise abandon, cancel, or permit to lapse any material Company Registered IP, other than in its reasonable business judgment or in the ordinary course of business consistent with past practice, or (B) authorize the disclosure to any third party of any material Trade Secret included in the Company IP in a way that results in loss of trade secret protection, other than in the ordinary course of business consistent with past practice;

(xxii) except in the ordinary course of business, enter into any individual Contract under which the Company or any Company Subsidiary grants or agrees to grant any right to material Company IP, other than non-exclusive licenses; or

(xxiii) authorize, approve or enter into any agreement or make any commitment to take any of the actions described in clauses (i) through (xxii) of this sentence.

(b) Parent agrees that, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), (2) as set forth in Part 4.1(b) the Parent Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly required by this Agreement, Parent shall, and shall cause the Parent Subsidiaries to, conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization. Without limiting the foregoing, during the period from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (1) to the extent the Company shall otherwise give its prior consent in writing, (2) as set forth in Part 4.1(b) of the Parent Disclosure Schedule, (3) as may be required by applicable Legal Requirements or (4) as expressly permitted or required by this Agreement, Parent shall not (and shall not permit any Parent Subsidiary to), in each case by merger, consolidation, division, operation of law, or otherwise:

(i) amend Parent’s or Acquisition Sub’s Organizational Documents or amend the Organizational Documents of any Parent Subsidiary in any manner that would be adverse in any material respect to the holders of Company Common Stock (after giving effect to the Merger) relative to other holders of Parent Common Stock;

(ii) split, combine, subdivide, change, exchange, amend the terms of or reclassify any shares of the Parent’s capital stock or other equity interests of the Company;

(iii) declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock or property) with respect to any shares of Parent’s capital stock or the capital stock of any Parent Subsidiary, other than dividends or distributions only to the extent paid by any wholly owned Parent Subsidiary to Parent or another wholly owned Parent Subsidiary;

(iv) except in connection with any transaction between Parent and any wholly owned Subsidiary of Parent or among any wholly owned Subsidiaries of Parent, issue, sell, grant or otherwise permit to become outstanding any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, other than: (A) shares of Parent Common Stock issuable upon exercise of outstanding Parent Options or the vesting of outstanding Parent RSUs; (B) pursuant to the Parent ESPP in the ordinary course of business consistent with past practice and in accordance with the terms thereof and of this Agreement; (C) shares of Parent Common Stock issuable upon exercise of any Convertible Notes or outstanding warrants; and (D) up to an aggregate of 1,000,000 shares of Parent Common Stock issued in the Company’s discretion from time to time;

(v) directly or indirectly repurchase, redeem or otherwise acquire any shares of Parent Common Stock, except: (A) shares of Parent Common Stock repurchased from employees or consultants or former employees or consultants of Parent pursuant to the exercise of repurchase rights; (B) shares of Parent Common Stock accepted as payment for the exercise price of Parent Options or for withholding Taxes incurred in connection with the exercise, vesting or settlement of equity awards, as applicable, in accordance with the terms of the applicable award; or (C) through Parent’s existing share repurchase program;

(vi) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than transactions between Parent and any direct or indirect wholly owned Parent Subsidiary or between direct or indirect wholly owned Parent Subsidiaries; or

(vii) authorize, approve or enter into any agreement or make any commitment to take any of the actions described in clauses (i) through (vi) of this sentence.

4.2 Company No Solicitation.

(a) The Company will not, and the Company will cause each of its Subsidiaries and its and their respective Representatives not to, except as expressly permitted by this Section 4.2 or Section 4.5, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person (other than Parent or its Subsidiaries) of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Company Acquisition Proposal;

(ii) furnish any information regarding the Company or any Subsidiary of the Company (other than to Parent and its Subsidiaries), or afford access to the Company’s or its Subsidiaries’ Representatives, books, records or property, in each case, in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal;

(iii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person (other than Parent or its Representatives) with respect to any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal;

(iv) approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any Company Acquisition Proposal; or

(v) resolve or agree to do any of the foregoing;

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, prior to obtaining the Required Company Stockholder Vote, the Company and its Representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any Person (or its Representatives) that has made a bona fide written Company Acquisition Proposal after the date hereof that did not result from any breach of this Section 4.2(a) or Section 4.2(c) by the Company, any of its Subsidiaries or any of its or their respective Representatives if: (A) prior to taking any such action, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal either constitutes a Company Superior Proposal or would reasonably be expected to lead to a Company Superior Proposal and that failure to engage in such discussions or negotiations, or provide such information, would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the Company and its stockholders under applicable Legal Requirements; and (B) prior to providing any information regarding the Company or any Subsidiary of the Company to such third party in response to such Company Acquisition Proposal, the Company receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are at least as restrictive of such third party as the Non-Disclosure Agreement and that does not prohibit compliance by the Company with this Section 4.2. Prior to or substantially concurrently with providing any non-public information to such third party, the Company shall make such non-public information available to Parent (to the extent such non-public information has not been previously made available by the Company to Parent). The Company shall promptly (and in any event within 24 hours) inform Parent if the Company furnishes non-public information and/or enters into discussions or negotiations as provided for in this Section 4.2(a) and will keep Parent reasonably informed in writing, on a current basis (and, in any event, within 24 hours), of the status and terms of any Company Acquisition Proposal (including any material changes to the terms thereof) and the status of any discussions and negotiations with respect thereto.

(b) If the Company receives a Company Acquisition Proposal or any inquiry or request for information with respect to a Company Acquisition Proposal or that is reasonably likely to lead to a Company Acquisition Proposal, then the Company shall promptly (and in no event later than 24 hours after its receipt of such Company Acquisition Proposal or request) notify Parent in writing of such Company Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Company Acquisition Proposal and an unredacted copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and the Company shall thereafter keep Parent reasonably informed in writing, on a current basis (and, in any event, within 24 hours), of the status of such Company Acquisition Proposal or request, including informing Parent of any material change to the terms of such Company Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.

(c) Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause each of its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Acquisition Proposal made prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Company Acquisition Proposal. The Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which the Company or any of its Affiliates is a party.

(d) Any violation of the restrictions contained in this Section 4.2 by any of the Company’s Subsidiaries or any Representatives of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 4.2 by the Company.

4.3 Parent No Solicitation.

(a) Parent will not, and Parent will cause each of its Subsidiaries and its and their respective Representatives not to, except as expressly permitted by this Section 4.3 or Section 4.6, directly or indirectly:

(i) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the submission or announcement by any Person of, any proposal or offer that constitutes, or would reasonably be expected to lead to, any Parent Acquisition Proposal;

(ii) furnish any information regarding Parent or any Subsidiary of Parent (other than to the Company and its Subsidiaries), or afford access to Parent’s or its Subsidiaries’ Representatives, books, records or property, in each case, in connection with, for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal;

(iii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Parent Acquisition Proposal; or

(iv) approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding or similar document, agreement, commitment, or agreement in principle with respect to any Parent Acquisition Proposal; or

(v) resolve or agree to do any of the foregoing;

provided, however, that, notwithstanding anything to the contrary contained in this Agreement, prior to obtaining the Required Parent Stockholder Vote, Parent and its Representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any Person (or its Representatives) that has made a bona fide written Parent Acquisition Proposal after the date hereof that did not result from any breach of this Section 4.3(a) or Section 4.3(c) by

Parent, any of its Subsidiaries or any of its or their respective Representatives if: (A) prior to taking any such action, the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, that such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or would reasonably be expected to lead to a Parent Superior Proposal and that failure to engage in such discussions or negotiations, or provide such information, would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties to Parent and its stockholders under applicable Legal Requirements; and (B) prior to providing any information regarding Parent or any Subsidiary of Parent to such third party in response to such Parent Acquisition Proposal, Parent receives from such third party (or there is then in effect with such party) an executed confidentiality agreement that contains nondisclosure provisions that are at least as restrictive of such third party as the Non-Disclosure Agreement and that does not prohibit compliance by Parent with this Section 4.3. Prior to or substantially concurrently with providing any non-public information to such third party, Parent shall make such non-public information available to the Company (to the extent such non-public information has not been previously made available by Parent to the Company). Parent shall promptly (and in any event within 24 hours) inform the Company if Parent furnishes non-public information and/or enters into discussions or negotiations as provided for in this Section 4.3(a) and will keep the Company reasonably informed in writing, on a current basis (and, in any event, within 24 hours), of the status and terms of any Parent Acquisition Proposal (including any material changes to the terms thereof) and the status of any discussions and negotiations with respect thereto.

(b) If Parent receives a Parent Acquisition Proposal or any inquiry or request for information with respect to a Parent Acquisition Proposal or that is reasonably likely to lead to a Parent Acquisition Proposal, then Parent shall promptly (and in no event later than 24 hours after its receipt of such Parent Acquisition Proposal or request) notify the Company in writing of such Parent Acquisition Proposal or request (which notification shall include the identity of the Person making or submitting such request or Parent Acquisition Proposal and an unredacted copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and Parent shall thereafter keep the Company reasonably informed in writing, on a current basis (and, in any event, within 24 hours), of the status of such Parent Acquisition Proposal or request, including informing the Company of any material change to the terms of such Parent Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.

(c) Promptly following the execution and delivery of this Agreement, Parent shall, and shall cause each of its Subsidiaries and its and their respective Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than the Company and its Representatives) relating to any Parent Acquisition Proposal made prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Parent Acquisition Proposal. Parent shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, or fail to enforce, any standstill provision in any agreement to which Parent or any of its Affiliates is a party.

(d) Any violation of the restrictions contained in this Section 4.3 by any of Parent’s Subsidiaries or any Representatives of Parent or any of its Subsidiaries shall be deemed to be a breach of this Section 4.3 by Parent.

4.4 Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable after the date of this Agreement, Parent and the Company shall jointly prepare and cause to be filed with the SEC the Joint Proxy Statement/Prospectus, in preliminary form, and Parent shall prepare and cause to be filed with the SEC the Form S-4 Registration Statement, in which the Joint Proxy Statement/Prospectus, in preliminary form, will be included as a prospectus. Each of the parties shall: (i) use reasonable best efforts to cause the Form S-4 Registration Statement and the Joint Proxy Statement/ Prospectus to comply in all material respects with all applicable rules, regulations and requirements of the Exchange Act or Securities Act; (ii) promptly notify the other upon receipt of, and cooperate with each other and use reasonable best efforts to respond to, any comments or requests of the SEC or its staff, including for any amendment or supplement to the Form S-4 Registration Statement of Joint Proxy Statement/Prospectus; (iii) promptly provide the other party with copies of all written correspondence and a summary of all oral communications between it or its Representatives, on the one hand, and the SEC or its staff, on the other hand, relating to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus; (iv) use reasonable best efforts to have the Form S-4 Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC; (v) use reasonable best efforts to keep the Form S-4 Registration Statement effective through the Closing in order to permit the consummation of the Merger; and (vi) cooperate with, and provide the other party with a reasonable opportunity to review and comment in advance on the Form S-4 Registration Statement and the Joint Proxy Statement/Prospectus (including any amendments or supplements to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus) and any substantive correspondence (including all responses to SEC comments), prior to filing with the SEC or mailing, and shall provide to the other a copy of all such filings or communications made with the SEC, except to the extent such disclosure or communication relates to a Company Acquisition Proposal or Parent Acquisition Proposal. The Company will, prior to filing the preliminary Joint Proxy Statement/Prospectus, obtain all necessary consents of the Company Financial Advisors to permit the Company to include in the Joint Proxy Statement/Prospectus the opinion of the Company Financial Advisors that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of shares of Company Common Stock. Parent will, prior to filing the preliminary Joint Proxy Statement/Prospectus, obtain all necessary consents of the Parent Financial Advisors to permit Parent to include in the Joint Proxy Statement/Prospectus the written opinion of the Parent Financial Advisors that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth in such opinion, the Exchange Ratio set forth in this Agreement is fair, from a financial point of view, to Parent.

(b) Parent shall advise the Company, promptly after receipt of notice thereof, of the time when the Form S-4 Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order relating thereto, or the suspension of the shares of Parent Common Stock for offering or sale in any jurisdiction, or any request by the SEC or its staff for any amendment of or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information, and Parent shall use its reasonable best efforts to as promptly as practicable have any stop order relating to the Form S-4 Registration Statement or any such suspension of the shares of Parent Common Stock lifted, reversed or otherwise terminated. Parent shall cause the Joint Proxy Statement/Prospectus to be mailed to Parent’s stockholders, and the Company shall cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s stockholders, in each case as promptly as practicable after the Form S-4 Registration Statement is declared effective under the Securities Act. Each of the parties shall promptly furnish the other parties all information concerning such party, its Subsidiaries, directors, officers and (to the extent reasonably available to such party) stockholders that may be required by applicable Legal Requirements or reasonably requested by the other party or its Representatives in connection with any action contemplated by this Section 4.4. If, at any time prior to obtaining the Required Company Stockholder Vote or Required Parent Stockholder Vote, any party becomes aware of any information that should be disclosed in an amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus in order to make any statement therein, in the light of the circumstances under which it is made, not false or misleading with respect to a material fact, or in order to avoid the omission of a material fact necessary to make the statements in the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus not misleading, then such party: (A) shall promptly inform the other party thereof; (B) shall provide the other party (and its counsel) with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 Registration Statement or the Joint Proxy Statement/Prospectus prior to it being filed with the SEC; (C) shall provide the other party with a copy of such amendment or supplement promptly after it is filed with the SEC; and (D) if mailing is required by law or otherwise appropriate, shall cooperate in mailing such amendment or supplement to the stockholders of Parent or the stockholders of the Company.

(c) Prior to the Effective Time, Parent shall take all other actions required to be taken under the Securities Act and the rules and regulations of the SEC promulgated thereunder, the Exchange Act and the rules and regulations of the SEC promulgated thereunder, or any applicable state securities or “blue sky” laws and the rules and regulations thereunder, in connection with the issuance of Parent Common Stock to be issued in the Merger, including the Parent Common Stock to be issued upon the exercise of converted Company Options and upon vesting of converted Company RSUs; provided, however, that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process in any jurisdiction.

4.5 Meeting of the Company’s Stockholders; Company Change in Recommendation.

(a) The Company: (i) shall take all action necessary under all applicable Legal Requirements and the Company’s Organizational Documents to, as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective (and in any event within 45 days thereafter), duly call, give notice of and hold a meeting of the holders of shares of Company Common Stock to vote on a proposal to adopt this Agreement (the “Company Stockholder Meeting”); and (ii) shall submit such proposal to, and, except in the case where the Company Board has made a Company Change in Recommendation in compliance with Section 4.5(c), use its reasonable best efforts to solicit proxies in favor of such proposal from, such holders at the Company Stockholder Meeting, and the Company shall not submit any other proposal to its stockholders in connection with the Company Stockholder Meeting without the prior written consent of Parent. The Company, in consultation with Parent, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Company Stockholder Meeting. The Company shall ensure that all proxies solicited in connection with the Company Stockholder Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, (A) the Company shall not postpone or adjourn the Company Stockholder Meeting without the prior written consent of Parent, other than: (1) to the extent reasonably necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that the Company Board has determined in good faith after consultation with Parent and outside counsel is required by applicable Legal Requirements is disclosed to the Company’s stockholders and for such supplement or amendment to be promptly disseminated to the Company’s stockholders within a reasonable amount of time (as determined by the Company Board in good faith after consultation with outside counsel) prior to the Company Stockholder Meeting; (2) if required by applicable Legal Requirement or a request from the SEC or its staff; or (3) if as of the time for which the Company Stockholder Meeting is scheduled there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Company Stockholder Meeting; and (B) the Company may, and if Parent so requests at any time prior to the date that is four months from the date the Form S-4 Registration Statement shall have become effective, shall, postpone or adjourn the Company Stockholder Meeting in order to solicit additional proxies in favor of the adoption of this Agreement if, on the date for which the Company Stockholder Meeting is scheduled, there would be insufficient votes to obtain the Required Company Stockholder Vote, whether or not a quorum is present, in which case, except in the case where the Company Board has made a Company Change in Recommendation in compliance with Section 4.5(c), the Company shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the adoption of this Agreement as soon as reasonably practicable; provided that without the prior written consent of Parent (not to be unreasonably withheld, in the cases of clauses (A)(1) and (A)(2)), (x) no single such adjournment or postponement pursuant to clauses (A) or (B) shall be for more than five (5) Business Days, except as may be required by applicable Legal Requirements and (y) all such adjournments and postponements together shall not cause the date of the Company Stockholder Meeting to be more than twenty (20) Business Days after the date for which the Company Stockholder Meeting was originally scheduled or, in the case of the foregoing clauses (A)(3) and (B), less than five (5) Business Days prior to the End Date. Subject to the foregoing and applicable Legal Requirements, (I) the Company shall cooperate with Parent and use its reasonable best efforts to cause the Company Stockholder Meeting to initially be called for the same date as the Parent Stockholder Meeting; and (II) if, notwithstanding such efforts, the Parent Stockholder Meeting is initially called for a date prior to the Company Stockholder Meeting, the Company shall use its reasonable best efforts to call its meeting on a date that is as promptly as reasonably practicable following the date of the Parent Stockholder Meeting. The Company shall use reasonable efforts to, on a daily basis during the ten (10) Business Days prior to the date of the Company Stockholder Meeting, advise Parent as to the aggregate number of shares of Company Common Stock entitled to vote at the Company Stockholder Meeting for which proxies have been received by the Company with respect to the Required Company Stockholder Vote and the number of such proxies authorizing the holder thereof to vote in favor of the Required Company Stockholder Vote.

(b) Subject to Section 4.5(c), the Joint Proxy Statement/Prospectus shall include the Company Board Recommendation. Neither the Company Board nor any committee thereof shall, except as otherwise expressly permitted by this Agreement, including by Section 4.5(c): (i) withhold, withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify), in a manner adverse to Parent or Acquisition Sub, the Company Board Recommendation, or fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Company Acquisition Proposal; (iii) fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer relating to the equity securities of the Company shall have been commenced by any third party other than Parent and its Affiliates (and in no event later than one (1) Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.5(a)), a statement disclosing that the Company Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Company Board recommends rejection of such tender or exchange offer); or (iv) if requested by Parent, fail to issue, within ten (10) Business Days after a Company Acquisition Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.5(a)), a press release reaffirming the Company Board Recommendation (any action described in clauses (i) through (iv) being referred to as a “Company Change in Recommendation”); (v) cause or permit the Company to enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or other arrangement or understanding (other than a confidentiality agreement entered into in compliance with Section 4.2(a)) contemplating or relating to a Company Acquisition Transaction; (vi) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Company Acquisition Proposal or counterparty thereto; or (vii) publicly propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a Company Change in Recommendation related to a Company Acquisition Proposal and authorize the Company to terminate this Agreement if and only if (x) the Company receives from a third party a bona fide written Company Acquisition Proposal after the date of this Agreement that has not been withdrawn and did not result from a breach of Section 4.2 and (y) prior to making such Company Change in Recommendation and/or authorizing the Company to terminate this Agreement to concurrently enter into a definitive agreement with respect to such Company Acquisition Proposal:

(i) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal constitutes a Company Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements;

(ii) the Company delivers to Parent a written notice (the “Company Superior Proposal Notice”) no less than four (4) Business Days in advance stating that the Company Board intends to make a Company Change in Recommendation and/or terminate this Agreement to enter into a definitive agreement with respect to such Company Acquisition Proposal, which notice shall include the identity of the Person making such Company Acquisition Proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof);

(iii) (A) during the four (4) Business Day period commencing on the date of Parent’s receipt of such Company Superior Proposal Notice, if requested by Parent, the Company engages in good faith negotiations with Parent regarding a possible amendment of this Agreement so that the Company Acquisition Proposal that is the subject of the Company Superior Proposal Notice ceases to be a Company Superior Proposal; and (B) after the expiration of the negotiation period described in clause (A) above, the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that Parent and Acquisition Sub have committed in writing to make as a result of the negotiations contemplated by clause (A) above, that such Company Acquisition Proposal continues to constitute a Company Superior Proposal; provided that if there is any change to any of the financial terms or any other material terms of such Company Acquisition Proposal, the Company shall, in each case, be required to deliver to Parent an additional notice consistent with that described in clause (ii) above and a new negotiation period under clause (A) above shall commence (except that the original four (4) Business Day notice period referred to in clause (A) above shall instead be equal to the longer of (1) three (3) Business Days and (2) the period remaining under the original four (4) Business Day notice period of clause (A) above), during which time the Company shall be required to comply with the requirements of Section 4.5(c)(iii) anew with respect to such additional notice (but substituting the time periods therein with the foregoing three (3) Business Day period); and

(iv) in the case of the Company terminating this Agreement to enter into a definitive agreement with respect to a Company Superior Proposal, the Company shall have paid, or caused the payment of, the Company Termination Fee in accordance with Section 6.3(a).

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Company Stockholder Vote, the Company Board may make a Company Change in Recommendation that is not related to a Company Acquisition Proposal if and only if any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, arises following the date of this Agreement (I) that (x) was neither known to nor reasonably foreseeable by the Company Board as of the date of this Agreement (or, if known to or reasonably foreseeable by the Company Board, the consequences of which were neither known to nor reasonably foreseeable by the Company Board as of the date of this Agreement) and (y) is material to the Company and the Company Subsidiaries, taken as a whole, and (II) that is not related to (A) a Company Acquisition Proposal or a Company Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, (B) in each case in and of itself, any changes in the market price or trading volume of Company Common Stock or the fact that the Company meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to clauses (A), (C) or (D)), (C) any event, condition or circumstance related to Parent or any of the Parent Subsidiaries, or (D) any changes in Legal Requirements (any such state of fact, event, change, effect, circumstance, occurrence, development, condition, circumstance, or combination thereof, being referred to as a “Company Intervening Event”); and, prior to making such Company Change in Recommendation, (1) the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would be reasonably expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements; (2) less than four (4) Business Days prior to the making of such Company Change in Recommendation, Parent receives a written notice from the Company confirming that the Company Board intends to effect such Company Change in Recommendation, specifying the reasons therefor in reasonable detail; (3) during such four (4) Business Day period, if requested by Parent, the Company engages in good faith negotiations with Parent to amend this Agreement in such a manner that obviates the need for the Company Board to effect a Company Change in Recommendation; and (4) following the end of such four (4) Business Day period, the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account any amendments to this Agreement that Parent and Acquisition Sub have committed in writing to make as a result of the negotiations contemplated by clause (3) above, that, in light of such Company Intervening Event, a failure to effect a Company Change in Recommendation would be reasonably expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Legal Requirements, even if such changes committed to in writing were to be given effect.

(e) Notwithstanding any Company Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 6.1 (including by the Company in order to enter into a definitive agreement with respect to a Company Superior Proposal), this Agreement shall be submitted to the holders of shares of Company Common Stock at the Company Stockholder Meeting for the purpose of voting on the adoption of this Agreement and nothing contained in this Agreement shall be deemed to relieve the Company of such obligation.

(f) Nothing contained in this Agreement shall prohibit the Company, the Company Board or their Representatives from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes a Company Acquisition Proposal to the provisions of this Section 4.5; provided, however, that in the case of either clause (i) or clause (ii), no such communication or statement that would constitute a Company Change in Recommendation shall be permitted, made or taken except in accordance with Section 4.5(c).

(g) Any violation of the restrictions contained in this Section 4.5 by any of the Company’s Subsidiaries, or any Representatives of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 4.5 by the Company.

4.6 Meeting of Parent’s Stockholders; Parent Change in Recommendation.

(a) Parent: (i) shall take all action necessary under all applicable Legal Requirements and Parent’s Organizational Documents to, as promptly as reasonably practicable after the Form S-4 Registration Statement is declared effective (and in any event within 45 days thereafter), duly call, give notice of and hold a meeting of the holders of shares of Parent Common Stock to vote on a proposal to approve the Parent Share Issuance (the “Parent Stockholder Meeting”); and (ii) shall submit such proposal to, and, except in the case where the Parent Board has made a Parent Change in Recommendation in compliance with Section 4.6(c), use its reasonable best efforts to solicit proxies in favor of such proposal from, such holders at the Parent Stockholder Meeting, and Parent shall not submit any other proposal to its stockholders in connection with the Parent Stockholder Meeting without the prior written consent of the Company. Parent, in consultation with the Company, shall set a record date for determining the Persons entitled to notice of, and to vote at, the Parent Stockholder Meeting. Parent shall ensure that all proxies solicited in connection with the Parent Stockholder Meeting are solicited in compliance with all applicable Legal Requirements. Notwithstanding anything to the contrary contained in this Agreement, (A) Parent shall not postpone or adjourn the Parent Stockholder Meeting without the prior written consent of the Company, other than: (1) to the extent reasonably necessary to ensure that any supplement or amendment to the Joint Proxy Statement/Prospectus that the Parent Board has determined in good faith after consultation with the Company and outside counsel is required by applicable Legal Requirements is disclosed to Parent’s stockholders and for such supplement or amendment to be promptly disseminated to Parent’s stockholders within a reasonable amount of time (as determined by the Parent Board in good faith after consultation with outside counsel) prior to the Parent Stockholder Meeting; (2) if required by applicable Legal Requirement or a request from the SEC or its staff; or (3) if as of the time for which the Parent Stockholder Meeting is scheduled there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business to be conducted at the Parent Stockholder Meeting; and (B) Parent may, and if the Company so requests at any time prior to the date that is four months from the date the Form S-4 Registration Statement shall have become effective, shall, postpone or adjourn the Company Stockholder Meeting in order to solicit additional proxies in favor of the approval of the Parent Share Issuance, if, on the date for which the Parent Stockholder Meeting is scheduled, there would be insufficient votes to obtain the Required Parent Stockholder Vote, whether or not a quorum is present, in which case, except in the case where the Parent Board has made a Parent Change in Recommendation in compliance with Section 4.6(c), Parent shall use its reasonable best efforts during any such postponement or adjournment to solicit and obtain such proxies in favor of the approval of the Parent Share Issuance as soon as reasonably practicable; provided that without the prior written consent of the Company (not to be unreasonably withheld in the cases of clauses (A)(1) and (A)(2)), (x) no single such adjournment or postponement pursuant to clauses (A) or (B) shall be for more than five (5) Business Days, except as may be required by applicable Legal Requirements and (y) all such adjournments and postponements together shall not cause the date of the Parent Stockholder Meeting to be more than twenty (20) Business Days after the date for which the Parent Stockholder Meeting was originally scheduled or, in the case of the foregoing clauses (A)(3) and (B), less than five (5) Business Days prior to the End Date. Subject to the foregoing and applicable Legal Requirements, (I) Parent shall cooperate with the Company and use its reasonable best efforts to cause the Parent Stockholder Meeting to initially be called for the same date as the Company Stockholder Meeting; and (II) if, notwithstanding such efforts, the Company Stockholder Meeting is initially called for a date prior to the Parent Stockholder Meeting, Parent shall use its reasonable best efforts to call its meeting on a date that is as promptly as reasonably practicable following the date of the Company Stockholder Meeting. Parent shall use reasonable efforts to, on a daily basis during the ten (10) Business Days prior to the date of the Company Stockholder Meeting, advise the Company as to the aggregate number of shares of Parent Common Stock entitled to vote at the Parent Stockholder Meeting for which proxies have been received by Parent with respect to the Required Parent Stockholder Vote and the number of such proxies authorizing the holder thereof to vote in favor of the Required Parent Stockholder Vote.

(b) Subject to Section 4.6(c), the Joint Proxy Statement/Prospectus shall include the Parent Board Recommendation. Neither the Parent Board nor any committee thereof shall, except as otherwise expressly permitted by this Agreement, including by Section 4.6(c): (i) withhold, withdraw, modify, amend or qualify (or publicly propose to withdraw, modify, amend or qualify), in a manner adverse to the Company, the Parent Board Recommendation, or fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus; (ii) approve, recommend or declare advisable (or publicly propose to do so) any Parent Acquisition Proposal; (iii) fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer relating to the equity securities of Parent shall have been commenced by any third party (and in no event later than one (1) Business Day prior to the date of the Parent Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.6(a)), a statement disclosing that the Parent Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Parent Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Parent Board recommends rejection of such tender or exchange offer); or (iv) if requested by the Company, fail to issue, within ten (10) Business Days after a Parent Acquisition Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Parent Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 4.6(a)), a press release reaffirming the Parent Board Recommendation (any action described in clauses (i) through (iv) being referred to as a “Parent Change in Recommendation”); (v) cause or permit Parent to enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or other arrangement or understanding (other than a confidentiality agreement entered into in compliance with Section 4.3(a)) contemplating or relating to a Parent Acquisition Transaction; (vi) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Parent Acquisition Proposal or counterparty thereto; or (vii) publicly propose to do any of the foregoing.

(c) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Parent Stockholder Vote, the Parent Board may make a Parent Change in Recommendation related to a Parent Acquisition Proposal and authorize Parent to terminate this Agreement if and only if (x) Parent receives from a third party a bona fide written Parent Acquisition Proposal after the date of this Agreement that has not been withdrawn and did not result from a breach of Section 4.3 and (y) prior to making such Parent Change in Recommendation and/or authorizing Parent to terminate this Agreement to concurrently enter into a definitive agreement with respect to such Parent Acquisition Proposal:

(i) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties to Parent and its stockholders under applicable Legal Requirements;

(ii) Parent delivers to the Company a written notice (the “Parent Superior Proposal Notice”) no less than four (4) Business Days in advance stating that the Parent Board intends to make a Parent Change in Recommendation and/or terminate this Agreement to enter into a definitive agreement with respect to such Parent Acquisition Proposal, which notice shall include the identity of the Person making such Parent Acquisition Proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof);

(iii) (A) during the four (4) Business Day period commencing on the date of the Company’s receipt of such Parent Superior Proposal Notice, if requested by the Company, Parent engages in good faith negotiations with the Company regarding a possible amendment of this Agreement so that the Parent Acquisition Proposal that is the subject of the Parent Superior Proposal Notice ceases to be a Parent Superior Proposal; and (B) after the expiration of the negotiation period described in clause (A) above, the Parent Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, and after taking into account any amendments to this Agreement that the Company has committed in writing to make as a result of the negotiations contemplated by clause (A) above, that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal; provided that if there is any change to any of the financial terms or any other material terms of such Parent Acquisition Proposal, Parent shall, in each case, be required to deliver to the Company an additional notice consistent with that described in clause (ii) above and a new negotiation period under clause (A) above shall commence (except that the original four (4) Business Day notice period referred to in clause (A) above shall instead be equal to the longer of (1) three (3) Business Days and (2) the period remaining under the original four (4) Business Day notice period of clause (A) above), during which time Parent shall be required to comply with the requirements of Section 4.6(c)(iii) anew with respect to such additional notice (but substituting the time periods therein with the foregoing three (3) Business Day period); and

(iv) in the case of Parent terminating this Agreement to enter into a definitive agreement with respect to a Parent Superior Proposal, Parent shall have paid, or caused the payment of, the Parent Termination Fee in accordance with Section 6.3(b).

(d) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to obtaining the Required Parent Stockholder Vote, the Parent Board may make a Parent Change in Recommendation that is not related to a Parent Acquisition Proposal if and only if any state of fact, event, change, effect, circumstance, occurrence or development, or combination thereof, arises following the date of this Agreement (I) that (x) was neither known to nor reasonably foreseeable by the Parent Board as of the date of this Agreement (or, if known to or reasonably foreseeable by the Parent Board, the consequences of which were neither known to nor reasonably foreseeable by the Parent Board as of the date of this Agreement) and (y) is material to Parent and the Parent Subsidiaries, taken as a whole, and (II) that is not related to (A) a Parent Acquisition Proposal or a Parent Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, (B) in each case in and of itself, any changes in the market price or trading volume of Parent Common Stock or the fact that Parent meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to clauses (A), (C) or (D)), (C) any event, condition or circumstance related to the Company or any of the Company Subsidiaries, or (D) any changes in Legal Requirements (any such state of fact, event, change, effect, circumstance, occurrence, development, condition, circumstance, or combination thereof, being referred to as a “Parent Intervening Event”); and, prior to making such Parent Change in Recommendation, (1) the Parent Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Parent Intervening Event, a failure to effect a Parent Change in Recommendation would be reasonably expected to be inconsistent with the Parent Board’s fiduciary duties to Parent and its stockholders under applicable Legal Requirements; (2) less than four (4) Business Days prior to the making of such Parent Change in Recommendation, the Company receives a written notice from Parent confirming that the Parent Board intends to effect such Parent Change in Recommendation, specifying the reasons therefor in reasonable detail; (3) during such four (4) Business Day period, if requested by the Company, Parent engages in good faith negotiations with the Company to amend this Agreement in such a manner that obviates the need for the Parent Board to effect a Parent Change in Recommendation; and (4) following the end of such four (4) Business Day period, the Parent Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after taking into account any amendments to this Agreement that the Company has committed in writing to make as a result of the negotiations contemplated by clause (3) above, that, in light of such Parent Intervening Event, a failure to effect a Parent Change in Recommendation would be reasonably expected to be inconsistent with the Parent Board’s fiduciary duties to its stockholders under applicable Legal Requirements, even if such changes committed to in writing were to be given effect.

(e) Notwithstanding any Parent Change in Recommendation, unless this Agreement has been earlier terminated in accordance with Section 6.1 (including by Parent in order to enter into a definitive agreement with respect to a Parent Superior Proposal), the Parent Share Issuance shall be submitted to the holders of shares of Parent Common Stock at the Parent Stockholder Meeting for the purpose of the approval of the Parent Share Issuance and nothing contained in this Agreement shall be deemed to relieve the Parent of such obligation.

(f) Nothing contained in this Agreement shall prohibit Parent, the Parent Board or their Representatives from (i) taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or issuing a “stop, look and listen” statement to the stockholders of Parent pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder or (ii) directing any Person (or the Representative of that Person) who makes a Parent Acquisition Proposal to the provisions of this Section 4.6; provided, however, that in the case of either clause (i) or clause (ii), no such communication or statement that would constitute a Parent Change in Recommendation shall be permitted, made or taken except in accordance with Section 4.6(c).

(g) Any violation of the restrictions contained in this Section 4.6 by any of Parents’ Subsidiaries, or any Representatives of Parent or its Subsidiaries shall be deemed to be a breach of this Section 4.6 by Parent.

4.7 Filings; Other Action.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to: (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary to cause the conditions to Closing to be satisfied as promptly as reasonably practicable (and in any event no later than the End Date) and to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement, including preparing and filing promptly and fully all documentation to effect all necessary and advisable filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement; (ii) obtain as promptly as reasonably practicable (and in any event no later than the End Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party that are or may become necessary, proper or advisable to consummate the transactions contemplated by this Agreement; (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement; and (iv) obtain all necessary consents, approvals or waivers from third parties. For purposes of this Agreement, “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable Legal Requirements issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) Each party shall use their respective reasonable best efforts to file, as soon as practicable and advisable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and to submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, each of Parent and the Company shall, in consultation and cooperation with the other: (i) within ten (10) Business Days after the date of this Agreement (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the notifications required under the HSR Act; and (ii) as promptly as practicable and advisable after the date of this Agreement, but in no event later than as required by applicable Legal Requirements, prepare and file, or pre-file with regard to any Governmental Entity that requires such pre-filing prior to any formal filing of, all other notifications required under any Legal Requirement with respect to any other Antitrust Laws. Parent and the Company shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity in connection with antitrust or related matters.

(c) Subject to the provisions of each of the Non-Disclosure Agreement, the Clean Team Agreement and the Joint Defense Agreement, Parent and the Company each shall promptly supply the other with any information that may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) Section 4.7(a) and Section 4.7(b). Each of Parent and the Company, as it deems advisable and necessary, may reasonably designate competitively sensitive material provided to the other as “outside counsel only” or with similar restrictions. Each of Parent and the Company may also reasonably redact the material as necessary to (i) comply with other contractual arrangements or applicable Legal Requirements or (ii) prevent the loss of protection under the attorney-client privilege or the attorney work product doctrine. Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient, or otherwise as the restriction indicates, and be subject to any additional confidentiality or joint defense agreement between the parties. Except where prohibited by applicable Legal Requirements or any Governmental Entity, and subject to the provisions of each of the Non-Disclosure Agreement, the Clean Team Agreement and the Joint Defense Agreement, each of Parent and the Company shall: (i) consult with the other in good faith prior to taking a position with respect to any filing required or advisable pursuant to Section 4.7(a) and Section 4.7(b); (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party in connection with any such filing or any Legal Proceeding in connection with this Agreement or the transactions contemplated hereby; (iii) coordinate with the other in preparing and exchanging such information; (iv) promptly provide the other party’s counsel with copies of all filings, notices, analyses, presentations, memoranda, letters, responses to requests, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Entity in connection with any filing required by Section 4.7(a) and Section 4.7(b) in connection with this Agreement or the transactions contemplated hereby; and (v) consult with the other party in advance of any meeting, video conference or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the other party the opportunity to attend and participate in such meetings, video conferences and teleconferences. Without limiting the foregoing, the parties agree that it is Parent’s ultimate right to devise the strategy and direct all matters for obtaining clearances, approvals, and waiting-period expirations under Antitrust Laws, including any filings, notifications, submissions and communications with or to any Governmental Entity in connection therewith, and taking into account in good faith any comments of the Company or its Representatives relating to such strategy.

(d) Notwithstanding anything to the contrary in this Agreement, Parent shall use reasonable best efforts to take, or cause to be taken, all actions necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation law to enable the parties to close the transaction as promptly as practicable, and in any event prior to the End Date, including using reasonable best efforts in connection with (i) proposing, negotiating, committing to and effecting, whether by consent decree, hold separate orders, or otherwise, to sell, divest, hold separate, lease, license, transfer, dispose of, commit to behavioral or conduct remedies, or otherwise encumber, limit or impair or take any other action with respect to Parent’s or any of its Affiliates’ ability to own or operate any assets, properties, businesses or product lines of Parent or any of its Affiliates or any assets, properties, businesses or product lines of the Company or any of its Affiliates; and (ii) avoiding the entry of any permanent or preliminary injunction or other Order that would make consummation of the contemplated transaction unlawful or that would otherwise prevent or delay consummation of the contemplated transaction; provided, that, anything to the contrary set forth in this Agreement notwithstanding, (I) the Company and the Company Subsidiaries shall not enter into or make any consents, offers, agreements or commitments with respect to the actions contemplated by clauses (i) and (ii) except as and to the extent requested in writing by Parent, (II) no Party shall be required pursuant to the foregoing to commit to or effect any action that is not conditioned upon the consummation of the Merger, and (III) Parent shall not be required to (x) sell, divest, exclusively license, hold separate, or otherwise dispose of, or (y) grant any non-exclusive license, accept any operational restrictions or take or commit to any actions which restrictions or actions would limit Parent’s or any of its Affiliates’ freedom of action with respect to assets, licenses, product lines, operations or businesses of Parent, the Company or any of their respective Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a materially adverse effect on (A) the Company and its Subsidiaries (taken as a whole) or (B) Parent and its Subsidiaries (taken as a whole), but for purposes of this clause (B), deemed to be the same size as the Company and its Subsidiaries (taken as a whole).

(e) Notwithstanding anything to the contrary contained in this Agreement, without the prior written consent of Parent, neither the Company nor any of its Subsidiaries or Affiliates will grant or offer to grant any accommodation or concession (financial or otherwise) to any third party in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

(f) In furtherance and not in limitation of the covenants of the parties contained in this Section 4.7, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Parent and the Company shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(g) Each of Parent and the Company agrees that, prior to the earlier of the Effective Time and the termination of this Agreement pursuant to Section 6.1, it shall not, and shall ensure that none of its Subsidiaries or Affiliates shall, consummate, enter into any agreement providing for, or authorize, announce, commit to or approve, any investment, acquisition, divestiture, business combination or other transaction that would reasonably be expected to materially delay, materially impede or prevent the consummation of the transactions contemplated by this Agreement.

(h) As soon as reasonably practicable after the date of this Agreement, the Company shall submit to the United States Defense Counterintelligence and Security Agency (“DCSA”) and, to the extent applicable, any other Governmental Entity that is a cognizant security agency, a notification of the transfer of ownership contemplated hereby whether or not such notice is required by the National Industrial Security Program Operating Manual (“NISPOM”), and the other applicable national or industrial security regulations (the “DCSA Notification”). The Company shall reasonably cooperate with Parent in preparing the DCSA Notification and any other submissions to DCSA required by NISPOM or requested by DCSA as soon as reasonably practical. The Company and Parent shall use their commercially reasonable efforts to obtain approval from DCSA as promptly as practicable for the continuation of all necessary U.S. government facility security clearances.

4.8 Access.

(a) Upon reasonable prior notice, the Company shall afford Parent and its Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to the Company’s and its Subsidiaries personnel, properties, Contracts, filings with Governmental Entities and books and records and, during such period, the Company shall furnish promptly to Parent all available information concerning its business as Parent may reasonably request; provided, however, that the Company shall not be required to permit any inspection or provide other access, or to disclose any information, that in the reasonable judgment of the Company would: (i) violate any obligation of the Company with respect to confidentiality or privacy; (ii) jeopardize protections afforded the Company under the attorney-client privilege, the attorney work product doctrine or similar legal privilege or protection; (iii) violate any Legal Requirement; or (iv) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of the Company or any of its Subsidiaries or personal information that would expose the Company to the risk of liability; provided that in each case the Company shall inform Parent of the nature of the information being withheld, and shall use its commercially reasonable best efforts to make alternative arrangements that would allow Parent (or its applicable Representative) access to such information. All information obtained by or provided to Parent and its Representatives pursuant to this Agreement shall be treated as “Confidential Information” of the Company for purposes of the Non-Disclosure Agreement.

(b) Upon reasonable prior notice, Parent shall afford the Company and its Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to Parent’s and its Subsidiaries personnel, properties, Contracts, filings with Governmental Entities and books and records and, during such period, Parent shall furnish promptly to the Company all available information concerning its business as the Company may reasonably request; provided, however, that Parent shall not be required to permit any inspection or provide other access, or to disclose any information, that in the reasonable judgment of Parent would: (i) violate any obligation of Parent with respect to confidentiality or privacy; (ii) jeopardize protections afforded Parent under the attorney-client privilege, the attorney work product doctrine or similar legal privilege or protection; (iii) violate any Legal Requirement; or (iv) result in the disclosure of any trade secrets of any third parties, competitively sensitive information, information concerning the valuation of Parent or any of its Subsidiaries or personal information that would expose Parent to the risk of liability; provided that in each case Parent shall inform the Company of the nature of the information being withheld, and shall use its commercially reasonable best efforts to make alternative arrangements that would allow the Company (or its Representatives) access to such information. All information obtained by or provided to the Company and its Representatives pursuant to this Agreement shall be treated as “Confidential Information” of Parent for purposes of the Non-Disclosure Agreement.

(c) To the extent that any of the information or material furnished pursuant to this Agreement may include material subject to the attorney-client privilege, work product doctrine or any other applicable privilege, the parties understand and agree that they have a commonality of interest with respect to such matters and it is their desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or any other applicable privilege. All such information that is entitled to protection under the attorney-client privilege, work product doctrine or any other applicable privilege shall remain entitled to such protection under these privileges, this Agreement, and under the joint defense doctrine.

(d) No exchange of information or investigation by Parent or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of the Company set forth in this Agreement. No exchange of information or investigation by the Company or its Representatives shall affect or be deemed to affect, modify or waive the representations and warranties of Parent set forth in this Agreement.

4.9 Acquisition Sub; Parent Vote.

(a) During the period from the date of this Agreement through the earlier of the Effective Time or the date of termination of this Agreement, Acquisition Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

(b) Parent shall ensure that Acquisition Sub duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities of Acquisition Sub under this Agreement, and Parent shall be jointly and severally liable with Acquisition Sub for the due and timely performance and satisfaction of each such covenant, obligation and liability.

(c) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DGCL and in its capacity as the sole stockholder of Acquisition Sub, a written consent adopting this Agreement.

4.10 Publicity. Parent and the Company shall consult with one another prior to issuing, and shall provide each other with the opportunity to review and comment upon, any public announcement, statement or other disclosure with respect to this Agreement or the Merger and shall not issue any such public announcement or statement prior to such consultation, except as may be required by applicable Legal Requirement or by the rules and regulations of Nasdaq (in which event Parent or the Company, as applicable, shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other party to review and comment upon such public announcement or statement in advance, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or the Company, as applicable); provided that (i) each of the Company and Parent may make public announcements, statements or other disclosures concerning this Agreement or the Merger that consist solely of information previously disclosed in previous public announcements, statements or other disclosures made by the Company and/or Parent in compliance with this Section 4.10, (ii) each of the Company and Parent may make any public statements in response to questions by the press, analysts, investors or those participating in investor calls or industry conferences, so long as such statements consist solely of information previously disclosed in previous press releases, public disclosures or public statements made by the Company and/or Parent in compliance with this Section 4.10, (iii) the Company need not consult with Parent in connection with any public announcement, statement or other disclosure to be issued or made with respect to any Company Acquisition Proposal or Company Change in Recommendation, in each case, in compliance with Sections 4.2 and 4.5; and (iv) Parent need not consult with the Company in connection with any public announcement, statement or other disclosure to be issued or made with respect to any Parent Change in Recommendation, in each case, in compliance with Sections 4.3 and 4.6. The Company and Parent agree to issue the previously agreed upon form of joint press release announcing the execution and delivery of this Agreement promptly following the execution of this Agreement.

4.11 Company ESPP; Other Employee Benefits.

(a) The Company shall take the necessary actions with respect to the Company’s Amended and Restated 1990 Employee Qualified Stock Purchase Plan (the “Company ESPP”) so that: (i) any offering period in effect as of the last payroll date occurring prior to the Closing shall be shortened by setting a new “Exercise Date” (within the meaning of the Company ESPP) in respect of such offering period that is no later than such payroll date (after crediting contributions for such payroll date) (the “Offering Period End Date”) and on the Offering Period End Date, cause the exercise of each outstanding purchase right under the Company ESPP; and (ii) as of the Offering Period End Date, the Company ESPP shall be suspended, and no offering periods or purchase periods shall be thereafter commenced and no payroll deductions or other contributions shall be thereafter made or effected with respect to the Company ESPP.

(b) During the period commencing on the Closing Date and ending on the date that is twelve (12) months after the Closing Date, Parent shall, or shall cause one of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to provide: (i) each employee of the Company or any Subsidiary of the Company who continues employment with Parent or any of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) after the Effective Time (a “Continuing Employee”) with a total target cash opportunity (i.e., inclusive of an annual base salary or base wage rate and a target annual cash bonus opportunity, and excluding an equity or equity-linked compensation opportunity) that is, in each case, not less favorable than the total target cash opportunity that was provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time; and (ii) each Continuing Employee with employee welfare and retirement benefits (excluding any benefits provided under any defined benefit pension plan or post-retirement medical plan) that are no less favorable in the aggregate than either (x) those provided to such Continuing Employee by the Company and its Subsidiaries immediately prior to the Effective Time, or (y) those provided to similarly situated employees of Parent or Parent’s Subsidiaries.

(c) Except as otherwise agreed between a Continuing Employee and Parent, Parent shall or shall cause one (1) of its Subsidiaries (including the Surviving Corporation and its Subsidiaries) to assume, honor and maintain the Change of Control Agreements as in effect on the date of this Agreement and listed in Part 2.16(e) of the Company Disclosure Schedule and provide, to each Continuing Employee who experiences a termination of employment in a manner that would entitle such Continuing Employee to payments or benefits under such Change of Control Agreements, payments and benefits in accordance with the terms thereof. Parent hereby acknowledges that the consummation of the transactions contemplated hereby will constitute a “change in control” of the Company (or similar phrase) within the meaning of the Change of Control Agreements and the Company Equity Plan.

(d) All service of the Continuing Employees to the Company and its Subsidiaries and their respective predecessors shall be recognized for purposes of determining eligibility to participate, vesting and accrual and level of benefits with respect to, without limitation, each Parent Plan (including, but not limited to, any Parent Plan related to vacation and severance benefits, but excluding any defined benefit pension or post-retirement medical plan that was not a Company Plan prior to the Effective Time under which service was credited as of the Effective Time) pursuant to which service credit is provided to any Parent Employee, in each case in which any Continuing Employee will participate after the Effective Time, except to the extent such recognition would result in the duplication of benefits. In addition, Parent or the Subsidiaries of Parent (including the Surviving Corporation and its Subsidiaries), as applicable, shall use commercially reasonable efforts to cause each Parent Plan that is a welfare benefit plan, within the meaning of Section 3(1) of ERISA to: (i) waive all limitations as to preexisting conditions, exclusions and waiting periods with respect to participation and coverage requirements other than preexisting condition limitations, exclusions or waiting periods that are already in effect with respect to such Continuing Employees and that have not been satisfied or waived as of the Effective Time under the analogous welfare benefit plan maintained for the Continuing Employees immediately prior to the Effective Time; and (ii) recognize for each Continuing Employee and his or her spouse, domestic partner and dependents for purposes of applying annual deductible, co-payment and out-of-pocket maximums under such Parent Plan any deductible, co-payment and out-of-pocket expenses paid by the Continuing Employee and his or her spouse, domestic partner and dependents under an analogous Company Plan during the plan year of such plan in which occurs the date on which the Continuing Employee begins participation in such Parent Plan.

(e) Parent shall or shall cause one (1) of its Subsidiaries (including the Surviving Corporation or any of its Subsidiaries) to pay to any Continuing Employee who participates in an annual bonus plan covering the Company’s fiscal year in which the Effective Time occurs, a prorated annual bonus in respect of such fiscal year for the period of the fiscal year following the Effective Time (or if prorated bonuses are not paid to Continuing Employees in connection with the Closing for the portion of the fiscal year prior to the Effective Time, then the full fiscal year), with such bonus calculated based on actual, or, in the event the Closing occurs during or after the Company’s fiscal year 2022, the greater of target and actual, performance through the end of the fiscal year, based on achievement of such performance metrics as Parent shall reasonably determine for such period.

(f) If requested by Parent not less than ten (10) Business Days before the Closing Date, the Company Board (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is reasonably necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”), effective as of the day prior to the Closing Date. In the event that Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such plan has been terminated (the form and substance of which shall be subject to reasonable prior review and comment by Parent) not later than the day preceding the Closing Date and (ii) following the Effective Time and as soon as reasonably practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent’s 401(k) plan (the “Parent 401(k) Plan”), permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, inclusive of loans) to the Parent 401(k) Plan, in the form of cash, in an amount equal to the full account balance (including any promissory notes) distributed to such Continuing Employees from the Company 401(k) Plan.

(g) Nothing in this Section 4.11 or elsewhere in this Agreement, expressed or implied, shall be construed to create a right in any employee of the Company or any of its Subsidiaries to employment with Parent, the Surviving Corporation or any of their Subsidiaries or shall interfere with or restrict in any way the rights of Parent or any of its Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Company or any of their respective Affiliates and the Continuing Employee. Nothing in this Agreement shall be deemed to amend or modify any compensation or benefit arrangement of Parent, the Company or their respective Affiliates. Nothing herein shall be construed to limit the right of Parent, the Surviving Corporation or any of their Subsidiaries to amend or terminate any Parent Plan, any Company Plan or any other employee benefit plan. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 4.11 shall create any third party rights, benefits or remedies of any nature whatsoever in any employee of the Company or any of its Subsidiaries (or any beneficiaries or dependents thereof) or any other Person that is not a party to this Agreement.

4.12 Certain Tax Matters.

(a) For U.S. federal income tax purposes, (i) the parties hereto intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”) and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which the Parent, Acquisition Sub and the Company are parties under Section 368(b) of the Code.

(b) The parties hereto (i) shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment and (ii) shall not take any tax reporting position inconsistent with the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any similar state, local or non-U.S. Legal Requirement).

(c) Each of the parties hereto shall use its reasonable best efforts to obtain (i) the Parent Registration Statement Tax Opinion, (ii) the Company Registration Statement Tax Opinion, (iii) the Parent Closing Tax Opinion and (iv) the Company Closing Tax Opinion, (or copies of such opinions, as applicable) including by (1) delivering to Latham & Watkins LLP (“Latham & Watkins”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) prior to the filing of the Form S-4 Registration Statement, a tax representation letter substantially in the form set forth in Part 4.12(c)(1) of the Company Disclosure Schedule or Part 4.12(c)(1) of the Parent Disclosure Schedule, as applicable, and (2) delivering to Latham & Watkins and Skadden, dated and executed as of the dates of the Parent Closing Tax Opinion and the Company Closing Tax Opinion, a tax representation letter in substantially the forms set forth in Part 4.12(c)(2) of the Company Disclosure Schedule or Part 4.12(c)(2) of the Parent Disclosure Schedule, as applicable. Each of the parties hereto shall use its reasonable best efforts not to, and not permit any affiliate to, take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which inaction would cause to be untrue) any of the representations and covenants made to counsel in the tax representation letters described in this Section 4.12(c).

4.13 Indemnification; Directors’ and Officers’ Insurance.

(a) For a period of no less than six (6) years after the Effective Time, Parent and the Surviving Corporation shall indemnify and hold harmless, and provide advancement of expenses to, all current or former directors and officers of the Company or any of its Subsidiaries, any Person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time and any current or former director of officer of the Company or any of its Subsidiaries who is, was or at any time prior to the Effective Time does serve as a director, officer, member, trustee or fiduciary of another corporation, partnership joint venture, trust, pension plan or employee benefit plan at the request of or for the benefit of the Company or any of its Subsidiaries (together with their respective heirs and representatives, the “Indemnified Parties”) to the fullest extent permitted by applicable Legal Requirements in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with the approval of this Agreement and the consummation of the Merger and the related transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer or director of the Company or any of the Subsidiaries of the Company or, while a director or officer of the Company or any of its Subsidiaries, was serving at the request of the Company or any of the Subsidiaries of the Company as a director, officer, member, trustee or fiduciary of another corporation, partnership joint venture, trust, pension plan or employee benefit plan. The parties hereto agree that for six (6) years after the Effective Time all rights to elimination or limitation of liability, indemnification, exculpation or advancement of expenses for acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions in connection with the approval of this Agreement and the consummation of the Merger and the related transactions), whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the Indemnified Parties as provided in the Organizational Documents of the Company or any of its Subsidiaries or in any written agreement between the Company or any of its Subsidiaries and such Person that is publicly filed with the SEC or set forth in Part 2.11(c) of the Company Disclosure Schedule shall survive the Merger and shall continue in full force and effect. For six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the provisions in: (i) the Organizational Documents of the Company and each of the Subsidiaries of the Company; and (ii) any other agreements of the Company or any of the Subsidiaries of the Company with any Indemnified Party, in each case, regarding exculpation, elimination or limitation of liability, indemnification of officers and directors or other fiduciaries and advancement of expenses that are in existence on the date of this Agreement and is set forth in Part 2.11(c)) of the Company Disclosure Schedule, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the related transactions) without the consent of such Indemnified Party.

(b) For a period of no less than six (6) years following the Effective Time, Parent and the Surviving Corporation shall cause to be maintained in effect the existing policy of the Company’s directors’ and officers’ liability insurance (or a comparable replacement policy) (the “D&O Policy”) covering claims arising from facts or events that occurred at or prior to the Effective Time (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated by this Agreement) and covering each of the Company’s current directors and officers, in any case on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of this Agreement; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in any one (1) year an amount in excess of 300% of the current annual premium paid by the Company (which annual premium is set forth in Part 4.13(b) of the Company Disclosure Schedule) for such insurance (such 300% amount, the “Maximum Annual Premium”); and provided further, however, that if the annual premium of such insurance coverage exceeds the Maximum Annual Premium, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest comparable coverage available for a cost not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary in this Agreement, in lieu of Parent’s obligations under the first sentence of this Section 4.13(b), the Company may, or if the Company is unable to, Parent may on its behalf, prior to the Effective Time, purchase a six-year “tail” prepaid policy on the D&O Policy with an annual cost not in excess of the Maximum Annual Premium, and in the event that Parent or the Company shall purchase such a “tail” policy, Parent and the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other applicable obligations of Parent and the Surviving Corporation under the first sentence of this Section 4.13(b) for so long as such “tail” policy shall be maintained in full force and effect. Notwithstanding anything in this Section 4.13 to the contrary, if any Indemnified Party notifies Parent on or prior to the sixth anniversary of the Effective Time of a matter in respect of which such Person may seek indemnification pursuant to this Section 4.13, the provisions of this Section 4.13 that require the Surviving Corporation to indemnify and advance expenses shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto.

(c) The obligations under this Section 4.13 shall not be terminated, amended or otherwise modified in such a manner as to adversely affect any Indemnified Party (or any other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.13(b) and any of such Person’s heirs, executors, beneficiaries or representatives) without the prior written consent of such affected Indemnified Party or other Person who is a beneficiary under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and, after the death of any of the foregoing Persons, such Person’s heirs, executors, beneficiaries or representatives). Each of the Indemnified Parties or other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and, after the death of any of the foregoing Persons, such Person’s heirs and representatives) are intended to be third party beneficiaries of this Section 4.13, with full rights of enforcement as if a party thereto. The rights of the Indemnified Parties (and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and their heirs and representatives)) under this Section 4.13 shall be in addition to, and not in substitution for, any other rights that such Persons may have under the Organizational Documents of the Company or any of its Subsidiaries, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Legal Requirements (whether at law or in equity).

(d) In the event that Parent, the Surviving Corporation or any of their respective Subsidiaries (or any of their respective successors or assigns) shall consolidate or merge with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, then in each case, to the extent necessary to protect the rights of the Indemnified Parties and other Persons who are beneficiaries under the D&O Policy or the “tail” policy referred to in Section 4.13(b) (and their respective heirs and representatives), proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable) shall assume the obligations set forth in this Section 4.13.

4.14 Stockholder Litigation. The Company shall provide Parent with prompt written notice of, and copies of all pleadings and material correspondence relating to, any Legal Proceeding against the Company or any of its directors or officers by any holder of shares of Company Common Stock arising out of or relating to this Agreement or the transactions contemplated by this Agreement. The Company shall give Parent the opportunity to participate, at Parent’s sole cost and expense, in the defense, settlement, or compromise of any such Legal Proceeding (provided that the Company shall, subject to the Company’s consultation with Parent and good faith consideration of its views, control the defense, strategy and settlement thereof), and no such settlement or compromise shall be agreed to without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

4.15 Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, including the shares of Parent Common Stock to be issued upon the exercise of converted Company Options and upon vesting and settlement of converted Company RSUs, to be approved for listing (subject to notice of issuance) on Nasdaq at or prior to the Effective Time. Prior to the Closing, the Company shall cooperate with Parent to cause the shares of Company Common Stock to be delisted from Nasdaq and deregistered under the Exchange Act as soon as practicable following the Effective Time.

4.16 Section 16 Matters. Prior to the Effective Time, the Parent Board and the Company Board, respectively, shall take all actions that may be required or appropriate to cause any dispositions of shares of Company Common Stock (including derivative securities with respect to shares of Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) in connection with the transactions contemplated by Section 1 by each individual who is, or as a result of the transactions contemplated by this Agreement will be, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or is, or will as a result of the transactions contemplated by this Agreement become, subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.17 Director Resignations. The Company shall cause to be delivered to Parent prior to the Closing resignations, in form and substance reasonably satisfactory to Parent, executed by each director of the Company in office as of immediately prior to the Effective Time, in each case, conditioned and effective upon the Effective Time.

4.18 Takeover Statutes. If any antitakeover or similar statute or regulation is or may become applicable to the transactions contemplated by this Agreement, each of the parties hereto and its respective Board of Directors shall (a) grant any approvals and take all any actions necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and (b) otherwise act to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

4.19 Revolving Credit Facility. At the request of Parent, the Company shall, and shall cause its Subsidiaries to, take all reasonable actions necessary to terminate its Revolving Credit Facility at or immediately prior to the Effective Time, including by (i) repayment of any amounts owed thereunder, (ii) repayment and termination of any letters of credit thereunder, (iii) timely delivering all termination notices required thereunder and (iv) taking any other actions that may reasonably be required to extinguish any obligations of the Company or the Company Subsidiary under the Revolving Credit Facility. At the request of the Company, Parent shall use reasonable best efforts to cooperate with the Company’s reasonable requests necessary to facilitate the foregoing.

SECTION 5. CONDITIONS TO EACH PARTY’S OBLIGATION TO EFFECT THE MERGER

5.1 Conditions Precedent to Each Party’s Obligations. The obligations of each party to effect the Merger and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable Legal Requirements), as of the Closing, of each of the following conditions:

(a) Effectiveness of Registration Statement. The Form S-4 Registration Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Form S-4 Registration Statement, and no proceedings for that purpose shall have been commenced or be threatened in writing by the SEC that has not been withdrawn.

(b) Stockholder Approvals.

(i) The Required Company Stockholder Vote shall have been obtained.

(ii) The Required Parent Stockholder Vote shall have been obtained.

(c) Governmental Approvals. (i) Any waiting period (or any agreed upon extension of any waiting period or commitment not to consummate the Merger for any period of time) applicable to the consummation of the Merger under any applicable Antitrust Law identified in Part 5.1(c) of the Company Disclosure Schedule shall have expired or been terminated by the relevant Governmental Entity, and there shall be no pending agreement between Parent and any Governmental Entity not to close and (ii) any Governmental Authorization required to be obtained with respect to such Antitrust Laws identified in Part 5.1(c) of the Company Disclosure Schedule shall have been obtained and shall remain in full force and effect.

(d) Listing. The shares of Parent Common Stock to be issued pursuant to the Merger, including the shares of Parent Common Stock to be issued upon the exercise of converted Company Options and upon vesting of converted Company RSUs, shall have been approved for listing (subject to notice of issuance) on Nasdaq.

(e) No Restraints. No Legal Requirement or Order preventing, enjoining or making illegal the consummation of the Merger shall have been entered, issued or adopted by any court of competent jurisdiction or other Governmental Entity of competent jurisdiction and remain in effect (any such Legal Requirement or Order issued by a court of competent jurisdiction or other Governmental Entity of competent jurisdiction, a “Relevant Legal Restraint”).

5.2 Additional Conditions Precedent to Parent’s Obligations. The obligation of Parent to cause the Merger to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction or waiver by Parent, as of the Closing, of each of the following conditions:

(a) Accuracy of Representations. (i) The representations and warranties of the Company contained in Section 2.3 (other than Section 2.3(f)) shall have been true and accurate, other than de minimis inaccuracies, at and as of the date hereof and shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of the Company contained in Section 2.1(a), Section 2.3(f), Section 2.4, Section 2.5, Section 2.6(a)(i), Section 2.21 and Section 2.24 shall have been true and accurate in all material respects at and as of the date hereof and shall be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate in all material respects as of such particular date or period of time); provided, however, that, in the case of this clause (ii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; and (iii) the representations and warranties of the Company set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) and (ii)) shall have been true and accurate in all respects at and as of the date hereof and shall be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as, individually or in the aggregate has not constituted or resulted in or would not reasonably be expected to constitute or result in, a Company Material Adverse Effect; provided, however, that, in the case of this clause (iii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Company Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded.

(b) Performance of Covenants. The covenants in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in, or would reasonably be expected to constitute or result in, a Company Material Adverse Effect.

(d) Certificate. Parent shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of the Company, confirming that the conditions set forth in Section 5.2(a), Section 5.2(b) and Section 5.2(c) have been duly satisfied.

(e) Parent Closing Tax Opinion. Parent shall have received (i) the Parent Closing Tax Opinion and (ii) a copy of the Company Closing Tax Opinion.

5.3 Additional Conditions Precedent to the Company’s Obligations. The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction or waiver by the Company, as of the Closing, of each of the following conditions:

(a) Accuracy of Representations. (i) The representations and warranties of Parent contained in Section 3.3 shall have been true and accurate, other than de minimis inaccuracies, at and as of the date hereof and shall be true and accurate, other than de minimis inaccuracies, at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate, other than de minimis inaccuracies, as of such particular date or period of time); (ii) the representations and warranties of Parent and Acquisition Sub contained in Section 3.1(a), Section 3.4, Section 3.5, Section 3.6(a)(i), Section 3.15 and Section 3.19 shall have been true and accurate in all material respects at and as of the date hereof and shall be true and accurate in all material respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be true and accurate in all material respects as of such particular date or period of time); provided, however, that, in the case of this clause (ii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded; and (iii) the representations and warranties of Parent and Acquisition Sub set forth in this Agreement (other than those representations and warranties referred to in the foregoing clauses (i) and (ii)) shall have been true and accurate in all respects at and as of the date hereof and shall be true and accurate in all respects at and as of the Closing Date as if made at and as of such time (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and accurate as of such particular date or period of time), except as, individually or in the aggregate, has not constituted or resulted in or would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect; provided, however, that, in the case of this clause (iii), for purposes of determining the accuracy of such representations and warranties, all materiality, “Parent Material Adverse Effect” and similar qualifications set forth in such representations and warranties shall be disregarded.

(b) Performance of Covenants. The covenants in this Agreement that Parent is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Effects that, individually or in the aggregate, have constituted or resulted in, or would reasonably be expected to constitute or result in, a Parent Material Adverse Effect.

(d) Certificate. The Company shall have received a certificate, dated as of the Closing Date and executed by the Chief Executive Officer or Chief Financial Officer of Parent, confirming that the conditions set forth in Section 5.3(a), Section 5.3(b) and Section 5.3(c) have been duly satisfied.

(e) Company Closing Tax Opinion. The Company shall have received (i) the Company Closing Tax Opinion and (ii) a copy of the Parent Closing Tax Opinion.

SECTION 6. TERMINATION

6.1 Termination. This Agreement may be terminated and the Merger may be abandoned:

(a) by mutual written consent of Parent and the Company at any time prior to the Effective Time;

(b) by Parent or the Company if the Merger shall not have been consummated by the close of business on October 26, 2021 (the “End Date”); provided, that if any of the conditions to the Closing set forth in Section 5.1(c) or Section 5.1(e) (solely if the applicable Relevant Legal Restraint relates to any Antitrust Laws) has not been satisfied or waived on or prior to the close of business on the End Date but all other conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) or waived, the End Date will be automatically extended, without any action on the part of any party hereto, to January 26, 2022 and, if so extended, such date shall be the “End Date”; and provided, further, if any such conditions shall not have been satisfied or waived prior to the close of business on January 26, 2022 but all other conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) or waived, the End Date will be automatically extended, without any action on the part of any party hereto, to April 26, 2022 and, if so extended, such date shall be the “End Date”; provided, further, that if the satisfaction of the last to be satisfied or waived of the conditions set forth in Section 5 (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the End Date) occurs less than two (2) Business Days prior to the End Date, the End Date shall be deemed extended to the extent necessary to permit the Closing to occur; and provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(b) if the material breach by such party (or any Affiliate of such party) of any of such party’s obligation under this Agreement shall have materially contributed to the failure of the Effective Time to have occurred on or before the End Date;

(c) by Parent or the Company at any time prior to the Effective Time if a Relevant Legal Restraint permanently preventing, enjoining or making illegal the consummation of the Merger shall have become final and non-appealable; provided, that the party seeking to terminate the Agreement shall have used reasonable best efforts to prevent the entry of and to remove such Relevant Legal Restraint in accordance with Section 4.7; and provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 6.1(c) if such party has failed in any material respect to comply with any of such party’s obligations under Section 4.7;

(d) by Parent at any time prior to obtaining the Required Company Stockholder Vote if the Company Board shall have failed to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus or shall have made a Company Change in Recommendation;

(e) by the Company at any time prior to obtaining the Required Parent Stockholder Vote if the Parent Board shall have failed to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus or shall have made a Parent Change in Recommendation;

(f) by the Company, at any time prior to obtaining the Required Company Stockholder Vote, in the event that (i) the Company Board shall have authorized the Company to enter into a definitive agreement relating to a Company Superior Proposal; (ii) concurrently with the termination of this Agreement, the Company enters into the definitive agreement relating to a Company Superior Proposal and pays Parent the Company Termination Fee payable to Parent pursuant to Section 6.3(a); and (iii) the Company has otherwise complied in all respects (other than de minimis noncompliance unrelated to such Company Superior Proposal) with the provisions of Section 4.2 and Section 4.5;

(g) by Parent, at any time prior to obtaining the Required Parent Stockholder Vote, in the event that (i) the Parent Board shall have authorized Parent to enter into a definitive agreement relating to a Parent Superior Proposal; (ii) concurrently with the termination of this Agreement, Parent enters into the definitive agreement relating to a Parent Superior Proposal and pays the Company the Parent Termination Fee payable to the Company pursuant to Section 6.3(b); and (iii) Parent has otherwise complied in all respects (other than de minimis noncompliance unrelated to such Parent Superior Proposal) with the provisions of Section 4.3 and Section 4.6;

(h) by either Parent or the Company if: (i) the Company Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and (ii) the Required Company Stockholder Vote shall not have been obtained;

(i) by either Parent or the Company if: (i) the Parent Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed; and (ii) the Required Parent Stockholder Vote shall not have been obtained;

(j) by Parent if: (i) any of the Company’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.2(a) would not be satisfied; or (ii) any of the Company’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.2(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of the Company’s representations and warranties or a breach of a covenant of the Company is curable by the Company by the End Date and the Company is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then Parent may not terminate this Agreement under this Section 6.1(j) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty (30) days commencing on the date that the Company receives written notice of such inaccuracy or breach from Parent; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 6.1(j) if Parent is then in breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.3(a) or Section 5.3(b); or

(k) by the Company if: (i) any of Parent’s representations and warranties contained in this Agreement shall be inaccurate such that the condition set forth in Section 5.3(a) would not be satisfied; or (ii) any of Parent’s covenants contained in this Agreement shall have been breached such that the condition set forth in Section 5.3(b) would not be satisfied; provided, however, that for purposes of clauses (i) and (ii) above, if an inaccuracy in any of Parent’s representations and warranties or a breach of a covenant of Parent is curable by Parent by the End Date and Parent is continuing to exercise its reasonable best efforts to cure such inaccuracy or breach, then the Company may not terminate this Agreement under this Section 6.1(k) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of thirty (30) days commencing on the date that Parent receives written notice of such inaccuracy or breach from the Company; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 6.1(k) if the Company is then in breach of any of its representations, warranties or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 5.2(a) or Section 5.2(b).

The party seeking to terminate this Agreement pursuant to this Section 6.1 shall give written notice of such termination to the other parties in accordance with Section 7.8, specifying the provision of this Agreement pursuant to which such termination is effected.

6.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect with no liability to any Person on the part of any party to this Agreement (or any of its Representatives or Affiliates); provided, however, that: (a) the last sentence of Section 4.8(a), the last sentence of Section 4.8(b), this Section 6.2, Section 6.3 and Section 7 shall survive the termination of this Agreement and shall remain in full force and effect; and (b) subject to Section 6.3(f) and Section 6.3(g), the termination of this Agreement shall not relieve any party from any liability for any fraud or any intentional and material breach of this Agreement. The Non-Disclosure Agreement shall not be affected by a termination of this Agreement.

6.3 Termination Fees.

(a) If this Agreement is terminated by the Company pursuant to Section 6.1(f), by Parent pursuant to Section 6.1(d), or by either Parent or the Company pursuant to Section 6.1(b) or Section 6.1(h) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 6.1(d), then, within two (2) Business Days after the termination of this Agreement (or, in the case of a termination pursuant to Section 6.1(f), at or prior to termination), the Company shall cause to be paid to Parent the Company Termination Fee.

(b) If this Agreement is terminated by Parent pursuant to Section 6.1(g), by the Company pursuant to Section 6.1(e), or by either Parent or the Company pursuant to Section 6.1(b) or Section 6.1(i) at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 6.1(e), then, within two (2) Business Days after the termination of this Agreement (or, in the case of a termination pursuant to Section 6.1(g), at or prior to termination), Parent shall cause to be paid to the Company the Parent Termination Fee.

(c) If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(h) or by Parent pursuant to Section 6.1(j) (or by the Company or Parent pursuant to Section 6.1(b) at a time when this Agreement could have been terminated pursuant to Section 6.1(h) or Section 6.1(j)) and: (i) at or prior to the Company Stockholder Meeting (in the case of a termination pursuant to Section 6.1(h)), or at or prior to the time of the applicable breach by the Company (in the case of a termination pursuant to Section 6.1(j)), any Person shall have publicly announced an intention to make a Company Acquisition Proposal, or a Company Acquisition Proposal shall have been publicly disclosed, publicly announced, commenced, submitted or made and shall not have been publicly withdrawn without qualification at least five (5) Business Days prior to the date of the Company Stockholder Meeting, in the case of a termination pursuant to Section 6.1(h), or the time of such breach, in the case of a termination pursuant to Section 6.1(j); and (ii) on or prior to the date that is twelve (12) months following the termination of this Agreement, either (A) a Company Acquisition Transaction is consummated or (B) a definitive agreement relating to a Company Acquisition Transaction is entered into by the Company (it being understood that, for purposes of this clause (B), each reference to “twenty-five percent (25%)” in the definition of “Company Acquisition Transaction” in Exhibit A shall be deemed to be a reference to “fifty percent (50%)”), then, within two (2) Business Days after the earlier of the consummation of such Company Acquisition Transaction or entering into a definitive agreement relating to a Company Acquisition Transaction, the Company shall cause to be paid to Parent the Company Termination Fee.

(d) If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(i) or by the Company pursuant to Section 6.1(k) (or by the Company or Parent pursuant to Section 6.1(b) at a time when this Agreement could have been terminated pursuant to Section 6.1(i) or Section 6.1(k)) and: (i) at or prior to the Parent Stockholder Meeting (in the case of a termination pursuant to Section 6.1(i)), or at or prior to the time of the applicable breach by Parent (in the case of a termination pursuant to or Section 6.1(k)), any Person shall have publicly announced an intention to make a Parent Acquisition Proposal, or a Parent Acquisition Proposal shall have been publicly disclosed, publicly announced, commenced, submitted or made and shall not have been publicly withdrawn without qualification at least five (5) Business Days prior to date of the Parent Stockholder Meeting, in the case of a termination pursuant to Section 6.1(i), or the time of such breach, in the case of a termination pursuant to Section 6.1(k); and (ii) on or prior to the date that is twelve (12) months following the termination of this Agreement, either (A) a Parent Acquisition Transaction is consummated or (B) a definitive agreement relating to a Parent Acquisition Transaction is entered into by Parent (it being understood that, for purposes of this clause (B), each reference to “twenty-five percent (25%)” in the definition of “Parent Acquisition Transaction” in Exhibit A shall be deemed to be a reference to “fifty percent (50%)”), then, within two (2) Business Days after the earlier of the consummation of such Parent Acquisition Transaction or entering into a definitive agreement relating to a Parent Acquisition Transaction, Parent shall cause to be paid to the Company the Parent Termination Fee.

(e) If this Agreement is terminated by Parent or the Company pursuant to Section 6.1(b) or Section 6.1(c), and, as of the time of such termination, the only conditions to Closing set forth in Sections 5.1, 5.2 and 5.3 that have not been satisfied (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions would have been capable of being satisfied if the Closing were to occur on the date the notice of termination is delivered) are those set forth in Section 5.1(c) or Section 5.1(e) (but in the case of Section 5.1(e), solely with respect to a Relevant Legal Restraint in respect of an Antitrust Law), then, within two (2) Business Days following such termination, Parent shall cause to be paid to the Company the Regulatory Termination Fee.

(f) Any Company Termination Fee due and payable by the Company under this Section 6.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, the Company Termination Fee shall be payable by the Company only once and not in duplication even though the Company Termination Fee may be payable by the Company under one or more provisions hereof. If the Company fails to pay the Company Termination Fee when due and payable by the Company, then the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and the Company shall pay the costs and expenses (including reasonable and documented legal fees and out-of-pocket expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by Parent to collect payment. The parties agree that if the Company Termination Fee becomes payable by, and is paid by, the Company, then such Company Termination Fee shall be Parent’s sole and exclusive remedy for damages against the Company and its Affiliates and its and their Representatives in connection with this Agreement, and in no event will Parent or any other person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with this Agreement; provided, that nothing contained herein shall relieve any party from liability for any fraud or any intentional and material breach of this Agreement.

(g) Any Parent Termination Fee or Regulatory Termination Fee due and payable by Parent under this Section 6.3 shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, the Parent Termination Fee or Regulatory Termination Fee, as applicable, shall be payable by Parent only once and not in duplication even though a termination fee may be payable by Parent under one or more provisions hereof. If Parent fails to pay the Parent Termination Fee or Regulatory Termination Fee, as applicable, when due and payable by Parent, then Parent shall pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal) in effect on the date such amount was originally required to be paid, and Parent shall pay the costs and expenses

(including reasonable and documented legal fees and out-of-pocket expenses) in connection with any action, including the filing of any lawsuit or other legal action, taken by the Company to collect payment. The parties agree that if the Parent Termination Fee or Regulatory Termination Fee becomes payable by, and is paid by, Parent, then such Parent Termination Fee or Regulatory Termination Fee shall be the Company’s sole and exclusive remedy for damages against Parent, Acquisition Sub and their respective Affiliates and its and their Representatives in connection with this Agreement, and in no event will the Company or any other person seek to recover any other money damages or seek any other remedy based on a claim in law or equity for any reason in connection with this Agreement; provided, that nothing contained herein shall relieve any party from liability for any fraud or any intentional and material breach of this Agreement.

(h) Each of the parties acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the parties would not enter into this Agreement.

SECTION 7. MISCELLANEOUS PROVISIONS

7.1 Amendment. This Agreement may be amended at any time prior to the Effective Time (whether before or after receipt of the Required Company Stockholder Vote or the Required Parent Stockholder Vote) by an instrument in writing signed on behalf of each of the parties hereto; provided, however, that: (a) after the Required Parent Stockholder Vote has been received, no amendment shall be made which by applicable Legal Requirement or rule or regulation of Nasdaq requires further approval of the stockholders of Parent without the further approval of such stockholders; and (b) after the Required Company Stockholder Vote has been received, no amendment shall be made which by applicable Legal Requirement or regulation of Nasdaq requires further approval of the stockholders of the Company without the further approval of such stockholders.

7.2 Waiver.

(a) Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof only by a written instrument signed by the party granting such waiver. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(b) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy. No single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

7.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, or contained in any certificate, schedule or document delivered pursuant to this Agreement or in connection with any of the transactions contemplated by this Agreement, shall survive the Effective Time. This Section 7.3 shall not limit any covenant or agreement contained in this Agreement that by its terms is to be performed in whole or in part after the Effective Time.

7.4 Entire Agreement; Non-Reliance; Third-Party Beneficiaries.

(a) This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule, the Non-Disclosure Agreement, the Clean Team Agreement and the Joint Defense Agreement constitute the entire agreement and supersede all prior and contemporaneous agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof.

(b) Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in Section 2: (i) Parent and Acquisition Sub acknowledge and agree that the Company has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of Parent, Acquisition Sub or any Parent Subsidiary or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with each of Parent and Acquisition Sub’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding the Company, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in Section 2 this Agreement, and that no Representative of the Company or any other Person has made or is making any representations or warranties, express or implied, whatsoever regarding the Company, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter; and (ii) without limiting the foregoing, Parent and Acquisition Sub acknowledge and agree that (x) the Company has not made and is not making any representations or warranties whatsoever regarding, (y) neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Acquisition Sub or their respective Representatives or Affiliates or any other Person resulting from Parent’s, Acquisition Sub’s or the their Representatives’ or Affiliates’ use of, and (z) none of Parent, its Subsidiaries or any of their respective Representatives has relied on, (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to Parent or Acquisition Sub or to any of their Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company or any Subsidiary of the Company or the future business and operations of the Company or any Subsidiary of the Company or (B) oral or written information made available to Parent or Parent’s Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(c) Without limiting the generality of Section 7.4(a), except for the representations and warranties expressly contained in Section 3: (i) the Company acknowledges and agrees that Parent has not made and is not making any representations or warranties, express or implied, whatsoever regarding the subject matter of this Agreement, that none of the Company, its Subsidiaries or any of their respective Representatives is relying on, and none of the foregoing has relied on, in connection with the Company’s entry into this Agreement and agreement to consummate the transactions contemplated hereby or otherwise, any representations or warranties, express or implied, whatsoever regarding Parent, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter, express or implied, except for the representations and warranties expressly set forth in Section 3 of this Agreement, and that no Representative of Parent or any other Person has made or is making any representations or warranties, express or implied, whatsoever regarding Parent, any of its Affiliates, any of their respective Representatives, any other subject matter of this Agreement or any other matter; and (ii) without limiting the foregoing, the Company acknowledges and agrees that (x) Parent has not made and is not making any representations or warranties whatsoever regarding, (y) none of Parent, Acquisition Sub nor any other Person will have or be subject to any liability or other obligation to the Company or their Representatives or Affiliates or any other Person resulting from the Company’s or their Representatives’ or Affiliates’ use of and (z) none of the Company, its Subsidiaries or any of their respective Representatives has relied on, (A) any forecasts, projections, estimates or budgets discussed with, delivered to or made available to the Company or to any of its Representatives, or otherwise (including in certain “data rooms,” “virtual rooms,” management presentations or in any form in expectation of, or in connection with, the transactions contemplated hereby) regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of Parent or any Subsidiary of Parent or the future business and operations of Parent or any Subsidiary of Parent or (B) any oral or written information made available to the Company or the Company’s Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(d) Parent, the Company and Acquisition Sub agree that their respective representations and warranties set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than Parent, the Company, and Acquisition Sub and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except as set forth in Section 7.7. The representations and warranties in this Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with this Agreement without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

(e) Notwithstanding the foregoing, nothing in this Section 7.4 shall restrain, limit, restrict or prohibit any claim based on fraud.

7.5 Applicable Law; Jurisdiction.

(a) This Agreement is made under, and shall be construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. Each of the parties hereto: (i) consents to and submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, a federal court sitting in Delaware in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement; (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined in any such court; (iii) shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; and (iv) shall not bring any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement in any other court. Each of the parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Person with respect thereto.

(b) EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LEGAL REQUIREMENTS ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each of the parties hereto acknowledges that it and the other parties have been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 7.5.

7.6 Payment of Expenses. Whether or not the Merger is consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the transactions contemplated hereby; provided, however, that Parent shall pay all filing fees under the HSR Act and under any other applicable Antitrust Laws.

7.7 Assignability; Parties in Interest. This Agreement shall be binding upon, and shall be enforceable by and inure to the benefit of, the parties hereto and their respective successors and permitted assigns. This Agreement shall not be assignable by any party, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties hereto. Except for the provisions of Section 1 (which, from and after the Effective Time, shall be for the benefit of Persons who are holders of shares of Company Common Stock immediately prior to the Effective Time and holders of Company Options and Company RSUs) and Section 4.13 (which, from and after the Effective Time shall be for the benefit of the Indemnified Parties and the other Persons identified therein), nothing in this Agreement (including Section 4.11), express or implied, is intended to or shall confer upon any Person, other than the parties hereto, any right, benefit or remedy of any nature.

7.8 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly given and made as follows: (a) if sent by registered or certified mail in the United States, return receipt requested, then such communication shall be deemed duly given and made upon receipt; (b) if sent by nationally recognized overnight air courier (such as DHL or Federal Express), then such communication shall be deemed duly given and made two (2) Business Days after being sent; (c) if sent by electronic mail, when transmitted (provided that the transmission of the email is promptly confirmed by telephone or response email); and (d) if otherwise actually personally delivered to a duly authorized representative of the recipient, then such communication shall be deemed duly given and made when delivered to such authorized representative, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Acquisition Sub:

Advanced Micro Devices, Inc.

7171 Southwest Parkway

Austin, Texas, 78735

Attention: Harry Wolin, Senior Vice President, General Counsel and Corporate Secretary

Email: harry.wolin@amd.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

Attention: Tad Freese; Jonathan Solomon

Email: tad.freese@lw.com; jonathan.solomon@lw.com

if to the Company:

Xilinx, Inc.

2100 Logic Drive

San Jose, California 95124

Attention: Catia Hagopian, Senior Vice President, General Counsel and Secretary

Email: catiah@xilinx.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

525 University Avenue

Palo Alto, California 94301

Attention: Kenton King; Sonia Nijjar

Email: kenton.king@skadden.com; sonia.nijjar@skadden.com

7.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

7.10 Counterparts. This Agreement may be executed and delivered (including by facsimile or other form of electronic transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or other electronic delivery shall be sufficient to bind the parties to the terms and conditions of this Agreement.

7.11 Specific Performance. Each of the parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, in addition to any other remedy that a party hereto may have under law or in equity, in the event of any breach or threatened breach by Parent, Acquisition Sub or the Company of any covenant or obligation of such party contained in this Agreement, the other parties shall be entitled to obtain: (i) an Order of specific performance to enforce the observance and performance of such covenant; and (ii) an injunction restraining such breach or threatened breach. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 7.11, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

7.12 Disclosure Schedules.

(a) The Company Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Section 2 and, as applicable, Section 4. Any information set forth in any subsection of Part 2 of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other subsections of Part 2 of the Company Disclosure Schedule as though fully set forth in such other subsections (whether or not specific cross-references are made) to the extent it is reasonably apparent on its face that such disclosure also qualifies or applies to such other subsections. No reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Company Disclosure Schedule. The information set forth in the Company Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.

(b) The Parent Disclosure Schedule has been arranged, for purposes of convenience only, in separate sections and subsections corresponding to the Sections and subsections of Section 3 and, as applicable, Section 4. Any information set forth in any subsection of Part 3 of the Parent Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in each of the other subsections of Part 3 of the Parent Disclosure Schedule as though fully set forth in such other subsections (whether or not specific cross-references are made) to the extent it is reasonably apparent on its face that such disclosure also qualifies or applies to such other subsections. No reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed, in and of itself, as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Parent Disclosure Schedule. The information set forth in the Parent Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information set forth therein shall be deemed, in and of itself, to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Legal Requirement or breach of any Contract.

7.13 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. If a term is defined as one part of speech, it shall have a corresponding meaning when used as another part of speech.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear.

(d) For purposes of this Agreement, any reference to a Legal Requirement shall include any rules and regulations promulgated thereunder, and any reference to a Legal Requirement in this Agreement shall only be a reference to such Legal Requirement as of the date of this Agreement.

(e) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes and Schedules to this Agreement.

(f) All references in this Agreement to “$” are intended to refer to United States dollars.

(g) The table of contents and headings to this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement. The Exhibits, Schedules and Annexes attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes.

[Remainder of page intentionally left blank]

Parent and Acquisition Sub have caused this Agreement to be executed as of the date first written above.

ADVANCED MICRO DEVICES, INC.
a Delaware corporation

By:	/s/ Lisa Su
Name:	Lisa Su
Title:	President and Chief Executive Officer

THRONES MERGER SUB, INC.
a Delaware corporation

By:	/s/ Harry Wolin
Name:	Harry Wolin
Title:	President

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

The Company has caused this Agreement to be executed as of the date first written above.

XILINX, INC.
a Delaware corporation

By:	/s/ Victor Peng
Name:	Victor Peng
Title:	President and Chief Executive Officer

SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“2021 Notes” means the 3.000% Senior Notes due 2021 in the aggregate amount of $500,000,000 issued under that certain Indenture, dated as of June 14, 2007, as supplemented by that certain Supplemental Indenture, dated as of March 12, 2014, each by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee.

“Acquisition Sub” shall have the meaning set forth in the Preamble.

A Person shall be deemed to be an “Affiliate” of another Person if such Person directly or indirectly controls, is directly or indirectly controlled by or is directly or indirectly under common control with such other Person.

“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, together with this Exhibit A and each of the other Schedules and Exhibits hereto, as such Agreement and Plan of Merger (including this Exhibit A and the other Schedules and Exhibits hereto) may be amended from time to time.

“Anti-Corruption Laws” shall have the meaning set forth in Section 2.14(a).

“Antitrust Laws” shall have the meaning set forth in Section 4.7(a).

“Assumed Company Option” shall have the meaning set forth in Section 1.7(a).

“Assumed Company RSU Award” shall have the meaning set forth in Section 1.7(b).

“Average Parent Stock Price” shall mean the average of the volume weighted average trading prices per share of Parent Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the five (5) consecutive Trading Days ending on (and including) the Trading Day that is three (3) Trading Days prior to the date of the Effective Time.

“Business Day” shall mean any day other than a Saturday, a Sunday or other day on which the SEC or banking institutions in the City of New York are authorized or required by Legal Requirements to be closed.

“CapEx Budget” shall have the meaning set forth in Section 4.1(a)(xiv).

“Certificate of Merger” shall have the meaning set forth in Section 1.2.

“Change of Control Agreements” shall mean the Change of Control Agreements entered into between the Company and its officers, as set forth in the Company SEC Documents, and the employment agreement between the Company and its Chief Executive Officer.

“Clean Team Agreement” shall mean that certain clean team agreement, dated as of September 30, 2020, by and between the Company and Parent.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” shall mean the United States Internal Revenue Code of 1986, as amended.

“Commonly Controlled Entity” shall mean any entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the entity, trade or business that is a member of the same “controlled group” as the Company, pursuant to Section 4001(a)(14).

“Company” shall have the meaning set forth in the Preamble.

“Company 401(k) Plan” shall have the meaning set forth in Section 4.11(f).

“Company Acquisition Proposal” shall mean any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of Parent or any of its Subsidiaries) contemplating or otherwise relating to any Company Acquisition Transaction.

“Company Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Merger) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving the Company;

(b) any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing twenty-five percent (25%) or more of the outstanding voting power of the Company; or (ii) in which the Company or any of its Subsidiaries issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing twenty-five percent (25%) or more of the outstanding voting power of the Company (after giving effect to such transaction);

(c) any sale, exchange, transfer, acquisition or disposition of twenty-five percent (25%) or more of the consolidated assets (including equity securities of Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any Subsidiaries of the Company) that constitute or account for twenty-five percent (25%) or more of the consolidated net revenues or net income of the Company and its Subsidiaries, taken as a whole;

(d) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing twenty-five percent (25%) or more of the outstanding voting power of the Company; or

(e) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of the Company or of the consolidated net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole, involved is twenty-five percent (25%) or more.

“Company Board” shall mean the board of directors of the Company.

“Company Board Recommendation” shall have the meaning set forth in Section 2.4.

“Company Book-Entry Shares” shall have the meaning set forth in Section 1.8(b).

“Company Capitalization Date” shall have the meaning set forth in Section 2.3(a).

“Company Change in Recommendation” shall have the meaning set forth in Section 4.5(b).

“Company Closing Tax Opinion” shall mean a written opinion from Skadden, dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, and substantially in the form set forth in Part 4.12(c)(4) of the Company Disclosure Schedule, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Skadden shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations, warranties and covenants set forth in certificates of officers of Parent, Acquisition Sub and the Company, in substantially the forms set forth in Part 4.12(c)(2) of the Parent Disclosure Schedule and Part 4.12(c)(2) of the Company Disclosure Schedule.

“Company Common Stock” shall mean the common stock, par value $0.01 per share, of the Company.

“Company Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section 2.

“Company Equity Agreements” shall mean the Company Equity Plan (together with all grant agreements evidencing the Company Options and Company RSUs) and the Company ESPP.

“Company Equity Plan” shall mean the Company’s 2007 Equity Incentive Plan, as amended.

“Company ESPP” shall have the meaning set forth in Section 4.11(a).

“Company Financial Advisors” shall have the meaning set forth in Section 2.23.

“Company Inbound Licenses” shall have the meaning set forth in Section 2.9(j).

“Company Intervening Event” shall have the meaning set forth in Section 4.5(d).

“Company IP” shall mean all Intellectual Property owned, or purported to be owned by the Company or any Company Subsidiary.

“Company IP Licenses” shall have the meaning set forth in Section 2.9(j).

“Company Material Adverse Effect” shall mean any state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission (each, an “Effect”) that, individually or in the aggregate with any one or more other Effects, (i) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (ii) prevents, materially impairs, materially impedes or materially delays the consummation of the Merger and the other transactions contemplated hereby on a timely basis and in any event on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting or arising from any of the following, shall, to such extent, be deemed to constitute, or be taken into account in determining the occurrence of, a Company Material Adverse Effect: (A) general economic, political, business, financial or market conditions affecting the industry in which the Company and its Subsidiaries operate; (B) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism); (C) any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake or other natural disaster or act of God or changes resulting from weather conditions; (D) any failure by the Company or any of its Subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Company Common Stock (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect); (E) the public announcement or pendency of the Merger and the other transactions contemplated hereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, business partners or employees (provided that this clause (E) shall not apply to (x) any representation or warranty in Section 2.6 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger or (y) any action or omission by the Company, any Company Subsidiary or their respective Representatives in order to comply with the Company’s obligations under Section 4.1(a)); (F) changes in applicable Legal Requirements or the interpretation thereof; (G) changes in GAAP or any other applicable accounting standards or the interpretation thereof; or (H) any action expressly required to be taken by the Company pursuant to the terms of this Agreement or at the express written direction or consent of Parent or Acquisition Sub; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clause (A), (C), (F) or (G) above may constitute, and be taken into account in determining the occurrence of, a Company Material Adverse Effect if and only to the extent that such change or event has a disproportionate impact on the Company and its Subsidiaries as compared to other participants that operate in the industry in which the Company and its Subsidiaries operate.

“Company Options” shall mean options to purchase shares of Company Common Stock from the Company.

“Company Outbound Licenses” shall have the meaning set forth in Section 2.9(j).

“Company Owned Real Property” shall have the meaning set forth in Section 2.10.

“Company Permits” shall have the meaning set forth in Section 2.12(b).

“Company Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Company Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use, which, in the case of the Company Owned Real Property, are not violated by the current use or occupancy thereof; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by the Company and its Subsidiaries and (g) Liens arising under any Company indentures or the Company’s existing credit facility (or any replacement or refinancing thereof in accordance with this Agreement).

“Company Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) and each other employment, bonus, deferred compensation, equity-based, pension, severance, change in control, employee loan, fringe benefit, or other employee benefit plan, policy, agreement, program or arrangement, which the Company or any Company Subsidiary maintains for the benefit of its current or former employees, consultants or directors.

“Company Products” shall mean any and all products and services that are or have been since January 1, 2018 marketed, offered, sold, licensed, provided, distributed or supported by the Company or any Company Subsidiary, including but not limited to programmable logic devices (including programmable system on chips, system on modules, and field programmable gate arrays), three-dimensional integrated circuits, adaptive compute acceleration platforms, Software, including but not limited to software design tools to program the programmable logic devices, software development environments and embedded platforms, targeted reference designs, and printed circuit boards.

“Company Real Property Leases” shall have the meaning set forth in Section 2.10.

“Company Registered IP” shall have the meaning set forth in Section 2.9(a).

“Company Registration Statement Tax Opinion” shall mean a written opinion Skadden, dated as of such date as may be required by the SEC in connection with the filing of the Form S-4 Registration Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, and substantially in the form set forth in Part 4.12(c)(3) of the Company Disclosure Schedule, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Skadden shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations, warranties and covenants set forth in certificates of officers of Parent, Acquisition Sub and the Company, in substantially the forms set forth in Part 4.12(c)(1) of the Parent Disclosure Schedule and Part 4.12(c)(1) of the Company Disclosure Schedule.

“Company Returns” shall have the meaning set forth in Section 2.15(a)(i).

“Company RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Company Common Stock by the Company that are subject to vesting restrictions based on continuing service or based on performance.

“Company SEC Documents” shall have the meaning set forth in Section 2.7(a).

“Company Stock Certificates” shall have the meaning set forth in Section 1.8(b).

“Company Stockholder Meeting” shall have the meaning set forth in Section 4.5(a).

“Company Subsidiary” shall mean any direct or indirect Subsidiary of the Company.

“Company Superior Proposal” shall mean any bona fide, unsolicited written Company Acquisition Proposal made after the date of this Agreement that: (a) if consummated, would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than Parent) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for fifty percent (50%) or more of the net revenues, net income or assets of the Company, or (ii) fifty percent (50%) or more of the outstanding total voting power of the equity securities of the Company; and (b) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisors, is reasonably capable of being consummated on the terms proposed and which, taking into account such factors as the Company Board considers to be appropriate or relevant, including the timing, likelihood of consummation, confidentiality, legal, financial, regulatory, financing and other aspects of such Company Acquisition Proposal, would be more favorable to the holders of shares of Company Common Stock from a financial point of view (including taking into account payment by the Company of the Company Termination Fee) than the transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement committed to in writing by Parent in response to such Company Acquisition Proposal pursuant to Section 4.5).

“Company Superior Proposal Notice” shall have the meaning set forth in Section 4.5(c).

“Company Termination Fee” shall mean an amount in cash equal to one billion dollars ($1,000,000,000).

“Continuing Employee” shall have the meaning set forth in Section 4.11(b).

“Contract” shall mean any contract, subcontract, note, bond, mortgage, indenture, lease, license, sublicense, guaranty, security agreement, franchise or other legally binding instrument, commitment or obligation, whether oral or in writing, excluding any permits.

“Convertible Notes” shall mean the 2.125% Convertible Senior Notes due 2026 governed by the First Supplemental Indenture, dated as of September 14, 2016, by and between Advanced Micro Devices, Inc. and Wells Fargo Bank, N.A.

“D&O Policy” shall have the meaning set forth in Section 4.13(b).

“DCSA” shall have the meaning set forth in Section 4.7(h).

“DCSA Notification” shall have the meaning set forth in Section 4.7(h).

“Delaware Secretary of State” shall have the meaning set forth in Section 1.2.

“DGCL” shall have the meaning set forth in the Recitals.

“DTC” shall mean The Depository Trust Company.

“Effective Time” shall have the meaning set forth in Section 1.2.

“End Date” shall have the meaning set forth in Section 6.1(b).

“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

“Environmental Law” shall have the meaning set forth in Section 2.18.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning set forth in Section 1.10(a).

“Exchange Fund” shall have the meaning set forth in Section 1.10(a).

“Exchange Ratio” shall mean 1.7234.

“Export Approvals” shall have the meaning set forth in Section 2.12(c).

“Export Control Laws” shall mean (a) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the U.S. government, including the Arms Export Control Act (22 U.S.C. § 2778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), Section 999 of the Internal Revenue Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4852), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30); and (b) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country, except to the extent inconsistent with U.S. law.

“Foreign Plan” shall have the meaning set forth in Section 2.16(a).

“Form S-4 Registration Statement” shall mean the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the Parent Share Issuance, as such registration statement may be amended prior to the time it is declared effective by the SEC.

“GAAP” shall mean United States generally accepted accounting principles.

“Government Contract” shall mean any prime contract, subcontract, basic ordering agreement, letter contract, purchase order, delivery order, change order, arrangement, grant, cooperative agreement, other transaction authority agreement, or other commitment of any kind between the Company or any Company Subsidiary, on the one hand, and any Governmental Entity or prime contractor or subcontractor to a Governmental Entity, on the other hand.

“Government Official” means (a) any government official, officer, employee or Person acting in an official or public capacity on behalf of a Governmental Entity, (b) any official or employee of a quasi-public or non-governmental international organization, (c) any employee or other Person acting for or on behalf of any entity that is wholly or partially government owned or controlled by a Governmental Entity, (d) any Person exercising legislative, administrative, judicial, executive, or regulatory functions for or pertaining to a Governmental Entity (including any independent regulator) or (e) any political party official, officer, employee, or other Person acting for or on behalf of a political party.

“Governmental Authorization” shall mean any franchise, grants, easement, variance, exception, consent, certificate, approval, clearance, permission, permit, license, registration, qualification or authorization granted by any Governmental Entity.

“Governmental Entity” shall mean any federal, state, local or foreign governmental authority, any transnational governmental organization or any court of competent jurisdiction, arbitral, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Harmful Code” shall have the meaning set forth in Section 2.9(j).

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Parties” shall have the meaning set forth in Section 4.13(a).

“Intellectual Property” shall mean Technology and Intellectual Property Rights.

“Intellectual Property Rights” shall mean any and all common law or statutory rights anywhere in the world arising under or associated with: (i) patents, patent applications, statutory invention registrations, registered designs, industrial designs and design patents, and similar or equivalent rights in inventions and designs, and all intellectual property rights therein provided by international treaties and conventions, including all divisions, continuations, continuations-in-part, reissues, renewals, re-examinations, provisionals and extensions thereof (“Patents”); (ii) trademarks, service marks, trade dress, trade names, company names, logos and other designations of origin, and the goodwill associated with any of the foregoing, together with any registrations and applications for registration thereof (“Marks”); (iii) URL and domain name registrations, uniform resource locators, and Internet Protocol addresses, social media handles and other names, identifiers and locators associated with Internet addresses, sites and services; (iv) copyrights and any other equivalent rights in works of authorship (including intellectual property rights in Software as a work of authorship), whether registered or unregistered, moral rights, and any other rights of authors, and any registrations and applications for registration thereof (“Copyrights”); (v) mask work rights (as defined in the Semiconductor Chip Protection Act, 17 U.S.C. § § 901-914) and any other intellectual property right in semiconductor topology or mask works, and any registration therefore (“Mask Work Rights”) (vi) trade secrets and industrial secret rights, proprietary know-how, and confidential and proprietary data and business or technical information, including any ideas, formulas, compositions, inventions (whether patentable or not and however documented), processes, techniques, specifications, business plans, proposals, designs, technical data, invention disclosures, customer data, financial information, pricing and cost information, bills of material or other similar information (“Trade Secrets”); (vii) rights in databases and data collections (including rights (if any) in design databases, knowledge databases, customer lists and customer databases) under the laws of the United States or any other jurisdiction, whether registered or unregistered, and any applications for registration therefore; (viii) all claims and causes of actions arising out of or related to any past, current or future infringement or misappropriation of any of the foregoing; and (ix) other similar or equivalent intellectual property rights anywhere in the world.

“Intended Tax Treatment” shall have the meaning set forth in Section 4.12(a).

“IRS” shall mean the United States Internal Revenue Service.

“IT Systems” shall have the meaning set forth in Section 2.9(l).

“Joint Defense Agreement” shall mean that certain joint defense agreement, dated as of September 29, 2020, by and between the Company and Parent.

“Joint Proxy Statement/Prospectus” shall mean the joint proxy statement/prospectus to be sent to the Company’s stockholders in connection with the Company Stockholder Meeting and to Parent’s stockholders in connection with the Parent Stockholder Meeting.

“knowledge of the Company” shall mean the knowledge, after reasonable inquiry, of the individuals listed in Part “Definitions” of the Company Disclosure Schedule.

“knowledge of Parent” shall mean the knowledge, after reasonable inquiry, of the individuals listed in Part “Definitions” of the Parent Disclosure Schedule.

“Latham & Watkins” shall have the meaning set forth in Section 4.12(c).

“Legal Proceeding” shall mean any legal or administrative proceeding (including before the United States Patent and Trademark Office or the Patent Trial and Appeal Board), lawsuit, arbitration, mediation, court action, or other proceeding before any court or public or private body or tribunal or other Governmental Entity.

“Legal Requirement” shall mean any law, rule or regulation adopted or promulgated by any Governmental Entity, including but not limited to the Anti-Corruption Laws as defined herein.

“Letter of Transmittal” shall have the meaning set forth in Section 1.10(b).

“Lien” shall mean, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or limitation on transfer in respect of such property or asset, in each case, other than licenses under or covenants not to assert Intellectual Property Rights. A Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, finance lease or other title retention agreement relating to such property or asset.

Any statement in the Agreement to the effect that any information, document or other material has been “made available” by the Company shall mean that such information, document or material was, at least twenty-four (24) hours prior to the date of this Agreement: (a) uploaded to the virtual data room maintained by the Company in connection with the transactions contemplated by the Agreement, (b) publicly filed with the SEC or (c) otherwise delivered, provided or made available (under reasonable conditions) to Parent, Acquisition Sub or any of their respective Representatives (with receipt thereof confirmed by Parent or its Representatives). Any statement in the Agreement to the effect that any information, document or other material has been “made available” by Parent shall mean that such information, document or material was, at least twenty-four (24) hours prior to the date of this Agreement: (i) uploaded to the virtual data room maintained by Parent in connection with the transactions contemplated by the Agreement, (ii) publicly filed with the SEC and (iii) otherwise delivered, provided or made available (under reasonable circumstances) to the Company or any of its Representatives (with receipt thereof confirmed by the Company or its Representatives).

“Material Contract” shall have the meaning set forth in Section 2.11.

“Material Real Property Lease” shall mean any Real Property Lease pursuant to which the Company or any Company Subsidiary is required to pay a monthly base rental in excess of $350,000.

“Maximum Annual Premium” shall have the meaning set forth in Section 4.13(b).

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 1.5(b).

“Most Recent Company 10-K” shall mean the Company’s Annual Report on Form 10-K for the year ended March 28, 2020 (filed with the SEC on May 8, 2020).

“Most Recent Company Balance Sheet” shall mean the balance sheet of the Company as of September 26, 2020.

“Most Recent Parent Balance Sheet” shall mean the balance sheet of Parent as of June 27, 2020.

“Nasdaq” shall have the meaning set forth in Section 2.7(e).

“NISPOM” shall have the meaning set forth in Section 4.7(h).

“Non-Budgeted Capital Expenditure” shall have the meaning set forth in Section 4.1(a)(xiv).

“Non-Disclosure Agreement” shall mean that certain mutual confidentiality agreement, dated as of August 13, 2018, by and between the Company and Parent, as amended and supplemented by that certain letter agreement, dated as of September 27, 2020, by and between the Company and Parent.

“Non-DTC Book-Entry Share” shall have the meaning set forth in Section 1.10(c).

“OFAC” shall mean the U.S. Department of Treasury, Office of Foreign Assets Control.

“Offering Period End Date” shall have the meaning set forth in Section 4.11(a).

“Open Source” shall mean any Software that is distributed as “free software,” “open source software” or under a similar licensing or distribution model (an “Open Source License”), including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License, or any other license described by the Open Source Initiative as set forth on www.opensource.org.

“Order” shall mean any order, decision, judgment, writ, injunction, stipulation, award, or decree, issued by any Governmental Entity.

“Organizational Documents” shall mean, with respect to any Entity: (a) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended; (b) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended; and (c) if such Entity is a limited partnership, such Entity’s certificate or articles of formation and limited partnership agreement, as amended.

“Outbound Licenses” shall have the meaning set forth in Section 2.9(j).

“Parent” shall have the meaning set forth in the Preamble.

“Parent 401(k) Plan” shall have the meaning set forth in Section 4.11(f).

“Parent Acquisition Proposal” shall mean any offer, indication of interest or proposal (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Subsidiaries) contemplating or otherwise relating to any Parent Acquisition Transaction.

“Parent Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Merger) involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, joint venture, reorganization or other similar transaction involving Parent;

(b) any transaction (i) in which any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquires beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing twenty-five percent (25%) or more of the outstanding voting power of Parent; or (ii) in which Parent issues securities (or instruments convertible into or exercisable or exchangeable for, such securities) representing twenty-five percent (25%) or more of the outstanding voting power of Parent (after giving effect to such transaction);

(c) any sale, exchange, transfer, acquisition or disposition of twenty-five percent (25%) or more of the consolidated assets (including equity securities of Subsidiaries of the Company) of Parent and its Subsidiaries, taken as a whole, or of any business or businesses (or the assets of any business or businesses, including equity securities of any Subsidiaries of Parent) that constitute or account for twenty-five percent (25%) or more of the consolidated net revenues or net income of Parent and its Subsidiaries, taken as a whole;

(d) any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons acquiring beneficial or record ownership of securities (or instruments convertible into or exercisable or exchangeable for such securities) representing twenty-five percent (25%) or more of the outstanding voting power of Parent; or

(e) any combination of the foregoing types of transaction if the sum of the percentage of the voting power of Parent or of the consolidated net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole, involved is twenty-five percent (25%) or more.

“Parent Board” shall mean the board of directors of Parent.

“Parent Board Recommendation” shall have the meaning set forth in Section 3.4(a).

“Parent Capitalization Date” shall have the meaning set forth in Section 3.3(a).

“Parent Change in Recommendation” shall have the meaning set forth in Section 4.6(b).

“Parent Closing Tax Opinion” shall mean a written opinion from Latham & Watkins, dated as of the Closing Date, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, and substantially in the form set forth in Part 4.12(c)(4) of the Parent Disclosure Schedule, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Latham & Watkins shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations, warranties and covenants set forth in certificates of officers of Parent, Acquisition Sub and the Company, in substantially the forms set forth in Part 4.12(c)(2) of the Parent Disclosure Schedule and Part 4.12(c)(2) of the Company Disclosure Schedule.

“Parent Common Stock” shall mean the common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Schedule” shall have the meaning set forth in the introductory paragraph of Section 3.

“Parent Employee” shall mean any officer or any other employee (full-time or part-time) of Parent or any of its Subsidiaries.

“Parent Equity Agreements” shall mean the agreements pursuant to which outstanding awards are granted under the Parent Equity Plan.

“Parent Equity Plan” shall mean the 2004 Equity Incentive Plan of Parent, as amended and restated from time to time.

“Parent ESPP” shall mean Parent’s Amended and Restated 2017 Employee Stock Purchase Plan dated August 23, 2018.

“Parent Export Approvals” shall have the meaning set forth in Section 3.9(c).

“Parent Financial Advisors” shall have the meaning set forth in Section 3.18.

“Parent Intervening Event” shall have the meaning set forth in Section 4.6(d).

“Parent IP” shall mean all Intellectual Property owned, or purported to be owned by Parent or any Parent Subsidiary.

“Parent Material Adverse Effect” shall mean any Effect that, individually or in the aggregate with any one or more other Effects, (i) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole or (ii) prevents, materially impairs, materially impedes or materially delays the consummation of the Merger and the other transactions contemplated hereby on a timely basis and in any event on or before the End Date; provided, however, that with respect to clause (i) only, no Effect to the extent resulting or arising from any of the following, shall, to such extent, be deemed to constitute, or be taken into account in determining the occurrence of, a Parent Material Adverse Effect: (A) general economic, political, business, financial or market conditions affecting the industry in which Parent and its Subsidiaries operate; (B) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, or acts of foreign or domestic terrorism (including cyber-terrorism); (C) any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague, or other outbreak of illness or public health event, hurricane, flood, tornado, earthquake or other natural disaster or act of God or changes resulting from weather conditions; (D) any failure by Parent or any of its Subsidiaries to meet any internal or external projections or forecasts or any decline in the price of Parent Common Stock (but excluding, in each case, the underlying causes of such failure or decline, as applicable, which may themselves constitute or be taken into account in determining whether there has been, or would be, a Parent Material Adverse Effect); (E) the public announcement or pendency of the Merger and the other transactions contemplated hereby, including, in any such case, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, business partners or employees, (provided that this clause (E) shall not apply to (x) any representation or warranty in Section 3.6 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger or (y) any action or omission by Parent, any Parent Subsidiary or their respective Representatives in order to comply with Parent’s obligations under Section 4.1(b)); (F) changes in applicable Legal Requirements or the interpretation thereof; (G) changes in GAAP or any other applicable accounting standards or the interpretation thereof; or (H) any action expressly required to be taken by Parent pursuant to the terms of this Agreement or at the express written direction or consent of the Company; provided, further, that any Effect relating to or arising out of or resulting from any change or event referred to in clause (A), (C), (F) or (G) above may constitute, and be taken into account in determining the occurrence of, a Parent Material Adverse Effect if and only to the extent that such change or event has a disproportionate impact on Parent and its Subsidiaries as compared to other participants that operate in the industry in which Parent and its Subsidiaries operate.

“Parent Options” shall mean options to purchase shares of Parent Common Stock from Parent.

“Parent Permits” shall have the meaning set forth in Section 3.9(b).

“Parent Permitted Encumbrances” shall mean: (a) Liens for Taxes or governmental assessments, charges or claims of payment not yet due and payable or which are being contested in good faith by appropriate proceedings; (b) vendors’, mechanics’, materialmen’s, carriers’, workers’, construction and other similar Liens arising or incurred in the ordinary course of business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings; (c) Liens, encumbrances or imperfections of title relating to liabilities for which appropriate reserves have been established and are reflected in the Most Recent Parent Balance Sheet or imposed or promulgated by applicable Legal Requirements, including zoning, entitlement, building codes, or other Legal Requirements with respect to land use; (d) Liens, pledges or encumbrances arising from or otherwise relating to transfer restrictions under the securities laws of any jurisdiction; (e) non-exclusive licenses of Intellectual Property granted in the ordinary course of business; (f) Liens, encumbrances or imperfections of title which do not and would not reasonably be expected to, individually or in the aggregate, materially impair the use of the subject property as used by Parent and its Subsidiaries; and (g) Liens arising under any Parent indentures or existing credit facility of Parent.

“Parent Plan” shall mean each “employee benefit plan” (within the meaning of Section 3(3) of ERISA) and each other employment, bonus, deferred compensation, equity-based, pension, severance, change in control, employee loan, fringe benefit, or other employee benefit plan, policy, agreement, program or arrangement, which Parent or any Parent Subsidiary maintains for the benefit of its employees, consultants or directors.

“Parent Products” shall mean any and all products and services that are or have been since January 1, 2018 marketed, offered, sold, licensed, provided, distributed or supported by the Parent or any Parent Subsidiary, including but not limited to programmable logic devices (including programmable system on chips, system on modules, and field programmable gate arrays), three-dimensional integrated circuits, adaptive compute acceleration platforms, Software, including but not limited to software design tools to program the programmable logic devices, software development environments and embedded platforms, targeted reference designs, and printed circuit boards.

“Parent Registered IP” shall have the meaning set forth in Section 3.11(a).

“Parent Registration Statement Tax Opinion” shall mean a written opinion from Latham & Watkins, dated as of such date as may be required by the SEC in connection with the filing of the Form S-4 Registration Statement, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, and substantially in the form set forth in Part 4.12(c)(3) of the Parent Disclosure Schedule, to the effect that the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Latham & Watkins shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations, warranties and covenants set forth in certificates of officers of Parent, Acquisition Sub and the Company, in substantially the forms set forth in Part 4.12(c)(1) of the Parent Disclosure Schedule and Part 4.12(c)(1) of the Company Disclosure Schedule.

“Parent Returns” shall have the meaning set forth in Section 3.12(a)(i).

“Parent RSUs” shall mean restricted stock units representing the right to vest in and be issued shares of Parent Common Stock by Parent that are subject to vesting restrictions based on continuing service or based on performance.

“Parent SEC Documents” shall have the meaning set forth in Section 3.7(a).

“Parent Share Issuance” shall have the meaning set forth in Section 3.4(a).

“Parent Stockholder Meeting” shall have the meaning set forth in Section 4.6(a).

“Parent Subsidiary” shall mean any direct or indirect Subsidiary of Parent.

“Parent Superior Proposal” shall mean any bona fide, unsolicited written Parent Acquisition Proposal made after the date of this Agreement that: (a) if consummated, would result in any Person or “group” (as defined in the Exchange Act and the rules thereunder) of Persons (other than the Company) directly or indirectly becoming the beneficial owner of (i) any business or businesses that constitute or account for fifty percent (50%) or more of the net revenues, net income or assets of Parent, or (ii) fifty percent (50%) or more of the outstanding total voting power of the equity securities of the Parent; and (b) the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, is reasonably capable of being consummated on the terms proposed and which, taking into account such factors as the Parent Board considers to be appropriate or relevant, including the timing, likelihood of consummation, confidentiality, legal, financial, regulatory, financing and other aspects of such Parent Acquisition Proposal would be more favorable to the holders of shares of Parent Common Stock from a financial point of view (including taking into account payment by the Parent of the Parent Termination Fee) than the transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement proposed by the Company in response to such Parent Acquisition Proposal pursuant Section 4.6).

“Parent Superior Proposal Notice” shall have the meaning set forth in Section 4.6(c)(ii).

“Parent Termination Fee” shall mean an amount in cash equal to one billion five hundred million dollars ($1,500,000,000).

“Person” shall mean any individual or Entity.

“Personal Data” shall mean any information about an identifiable natural person that alone or in combination with other information identifies, or could be used to identify, a natural person, and includes a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person, and any information that is defined as “personal data,” “personally identifiable information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable data protection Legal Requirement.

“Privacy Laws” shall mean each Legal Requirement applicable to Personal Data and/or direct marketing and advertising, profiling and tracking, e-mail, messaging and/or telemarketing, including, but not limited to, the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK), the California Consumer Protection Act, and the Payment Card Industry Data Security Standards.

“Prohibited Person” shall mean any Person that is the target of Sanctions Laws, including (a) a Person that has been determined by a competent authority to be the subject of a prohibition on such conduct of any law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes (currently Iran, Syria, Cuba, North Korea, and the Crimea region of Ukraine); (c) any Person that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any Person organized or resident in a country or territory subject to comprehensive sanctions; (e) any Person that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by any such Person or Persons, or, where relevant under applicable Sanctions Laws, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons; or (f) any Person that has been designated on any similar list or Order published by a Governmental Entity in the United States.

“Registered IP” shall mean all U.S., international or foreign (a) issued Patents and Patent applications, (b) registered Marks and applications to register Marks, (c) registered Copyrights and applications for Copyright registration, (d) registered Mask Work Rights and applications to register Mask Work Rights, (e) domain name registrations and (f) all other Intellectual Property Rights that are registered with, issued by or applied for by or with any Governmental Entity or other public or quasi-public legal authority (including domain name registrars).

“Regulatory Termination Fee” shall mean an amount in cash equal to one billion dollars ($1,000,000,000).

“Relevant Legal Restraint” shall have the meaning set forth in Section 5.1(e).

“Representatives” shall mean, with respect to a Person, all of the officers, directors, employees, consultants, legal representatives, agents, advisors, auditors, investment bankers, Affiliates and other representatives of such Person.

“Required Company Stockholder Vote” shall have the meaning set forth in Section 2.5.

“Required Parent Stockholder Vote” shall have the meaning set forth in Section 3.5.

“Revolving Credit Facility” shall mean that certain Revolving Credit Agreement, dated as of December 7, 2016, by and among the Company, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.

“Sanctions Laws” shall mean applicable economic or financial sanctions or trade embargoes imposed, administered, or enforced by relevant Governmental Entities, including those administered by OFAC or the U.S. Department of State, the European Union or its Member States, or Her Majesty’s Treasury of the United Kingdom.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Skadden” shall the meaning set forth in Section 4.12(c).

“Software” shall mean any computer software, programs and databases in any applicable form, including object code, source code, firmware and embedded versions thereof tools, assemblers, applets, compilers, application programming interfaces, developers kits, utilities, bitstreams, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns, beneficially or of record: (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or comparable governing body; or (b) at least fifty percent (50%) of the outstanding voting equity interests issued by such Entity.

“Surviving Corporation” shall have the meaning set forth in Section 1.1.

“Tax Returns” shall mean any and all returns, reports, elections, claims for refund, estimated Tax filings, declarations, certificates or other documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto, and any amendments thereof.

“Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including, without limitation, any income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration and documentation fees, severance, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, and including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.

“Technology” shall mean tangible embodiments of Intellectual Property Rights, including know-how, trade secrets and other proprietary information contained with, protecting, covering or relating to mask sets, wafers, products, development tools, algorithms, APIs, databases, data collections, Internet web sites, web content and links, diagrams, inventions, methods and processes (whether or not patentable), assembly designs, assembly methods, network configurations and architectures, proprietary information, protocols, layout rules, schematics, packaging and other specifications, Software (in any form, including source code, executable code, firmware, hardware configuration data, Verilog files, RTL code, Gerber files and GDSII files), concepts, techniques, test methods, interfaces, verification tools, technical documentation (including instruction manuals, samples, studies and summaries), annotations, comments, files, records, designs, bills of material, build instructions, test automation, test reports, performance data, optical quality data, routines, formulae, layout designs, topographies, blocks, libraries, circuit designs, test vectors, IP cores, net lists, emulation and simulation tools and reports, lab notebooks, invention disclosures, discoveries, improvements, prototypes, samples, studies, process flow, process module data, yield data, reliability data, engineering data, test results and all other forms of technical information and technology that are used in, held for use in, or relating to the Company Products and the business of the Company and the Company Subsidiaries. Technology does not include Intellectual Property Rights, including any Intellectual Property Rights in any of the foregoing.

“Third Party Intellectual Property” means any and all Intellectual Property owned or purported to be owned by a third party.

“Top Customer” shall mean a top ten customer of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the twelve (12) months ended March 28, 2020.

“Top Distributor” shall mean a top five distributor of the Company and the Company Subsidiaries, taken as a whole, based on revenues during the twelve (12) months ended March 28, 2020.

“Top Supplier” shall mean a top ten supplier of the Company and the Company Subsidiaries, taken as a whole, based on expenditures during the twelve (12) months ended March 28, 2020.

“Trading Day” shall mean a day on which shares of Parent Common Stock are traded on Nasdaq.

“Treasury Regulations” shall mean the regulations prescribed under the Code (including any temporary regulations, amended or successor provisions with respect to such regulations).

Exhibit 3.1

ADVANCED MICRO DEVICES, INC.

AMENDED AND RESTATED BYLAWS

(AS AMENDED October 26, 2020)

ARTICLE I

OFFICES

Section 1. The registered office shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors (the “Board”) may from time to time determine or the business of the Corporation may require.

ARTICLE II

MEETING OF STOCKHOLDERS

Section 1. The annual meeting of stockholders shall be held each year on a date and at a time designated by the Board. At the meeting, directors shall be elected and any other business properly brought before the meeting pursuant to these Bylaws may be transacted.

Section 2. No business shall be transacted at a meeting of stockholders except in accordance with the following procedures.

(a) At an annual meeting of stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be (i) brought before the meeting by the Corporation and specified in the notice of meeting given by or at the direction of the Board, (ii) brought before the meeting by or at the direction of the Board (or any duly authorized committee thereof) or (iii) otherwise properly brought before the meeting by any stockholder of the Corporation who (A) was a stockholder of record of the Corporation (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time the notice provided for in this Section 2 is delivered to the Secretary of the Corporation and at the time of the meeting, (B) who is entitled to vote at the meeting and (C) who complies with the notice procedures set forth in this Section 2. Except for (x) proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations, the “Exchange Act”), (y) nominations by any stockholder in accordance with the procedures set forth in Article II, Section 3 and (z) nominations by any Eligible Stockholder (as defined in Article II, Section 14) in accordance with the procedures set forth in Article II, Section 14, in each case, included in the notice of meeting given by or at the direction of the Board, the foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders, and the only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 4 of this Article II. Stockholders seeking to nominate persons for election to the Board must comply with Section 3 or Section 14 of this Article II, and this Section 2 shall not be applicable to nominations except as expressly provided in Section 3 or Section 14 of this Article II, as applicable.

(b) Without qualification, for business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section 2, the stockholder must have given timely notice thereof in writing and in proper form to the Secretary of the Corporation and provide any updates or supplements to such notice at the times and in the forms required by this Section 2, and such business must otherwise be a proper matter for stockholder action as determined by the Board. To be timely, a stockholder’s notice must be delivered to the Secretary at the principal executive offices of the Corporation not less than ninety (90) nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for on a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which the first public announcement of the date of the annual meeting was made or the notice of the meeting was mailed, whichever first occurs. In no event shall the public announcement of an adjournment or postponement of an annual meeting of stockholders commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The stockholder’s notice shall contain, at a minimum, the information set forth in paragraph (c) of this Section 2. For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission (the “Commission”) pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(c) Contents of Stockholder’s Notice. Any proper stockholder’s notice required by this Section 2 shall set forth:

(i) For each item of business that the stockholder proposes for consideration before the annual meeting, (A) a reasonably detailed description of the business desired to be brought before the annual stockholder meeting, (B) the text of the proposal or business (including the text on any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), (C) the reasons for conducting such business at the stockholder meeting and (D) a reasonably detailed description of any material interest in such business of such stockholder, beneficial owner, if any, on whose behalf the proposal is made, and any affiliate or associate (each within the meaning of Rule 12b-2 under the Exchange Act for purposes of these Bylaws) of such stockholder or beneficial owner (each, a “Proposing Person”), including all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other person or entity (including their names) in connection with the proposal of such business by such stockholder;

(ii) As to each Proposing Person, (A) the name and address of such Proposing Person, as they appear on the Corporation’s books, (B) the class and number of shares of capital stock of the Corporation which are owned beneficially and of record of such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”); and

(iii) As to each Proposing Person, (A) any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to give such Proposing Person economic risk similar to ownership of shares of any class or series of the Corporation, including due to the fact that the value of such derivative, swap or other transactions are determined by reference to the price, value or volatility of any shares of any class or series of the Corporation, or which derivative, swap or other transactions provide, directly or indirectly, the opportunity to profit from any increase in the price or value of shares of any class or series of the Corporation (“Synthetic Equity Interests”), which Synthetic Equity Interests shall be disclosed without regard to whether (x) the derivative, swap or other transactions convey any voting rights in such shares to such Proposing Person, (y) the derivative, swap or other transactions are required to be, or are capable of being, settled through delivery of such shares or (z) such Proposing Person may have entered into other transactions that hedge or mitigate the economic effect of such derivative, swap or other transactions (B) any proxy (other than a revocable proxy or consent given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A), agreement, arrangement, understanding or relationship pursuant to which such Proposing Person has or shares a right to vote any shares of any class or series of the Corporation, (C) any agreement, arrangement, understanding or relationship, including any repurchase or similar so-called “stock borrowing” agreement or arrangement, engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to mitigate loss to, reduce the economic risk (of ownership or otherwise) of shares of any class or series of the Corporation by, manage the risk of share price changes for, or increase or decrease the voting power of, such Proposing Person with respect to the shares of any class or series of the Corporation, or which provides, directly or indirectly, the opportunity to profit from any decrease in the price or value of the shares of any class or series of the Corporation (“Short Interests”), (D) any performance related fees (other than an asset based fee) that such Proposing Person is entitled to based on any increase or decrease in the price or value of shares of any class or series of the Corporation, or any Synthetic Equity Interests or Short Interests, if any, and (E) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (E) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.

(d) A stockholder providing notice of business proposed to be brought before an annual meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 2 shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to), or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

(e) Notwithstanding anything in these Bylaws to the contrary and except for (i) proposals properly made in accordance with Rule 14a-8 under the Exchange Act, (ii) nominations by any stockholder in accordance with the procedures set forth in Article II, Section 3 or (iii) nominations by any Eligible Stockholder in accordance with the procedures set forth in Article II, Section 14, no business shall be conducted at an annual meeting except in accordance with this Section 2. Except as otherwise provided by law, the chair of the meeting shall have the power and duty, if the facts warrant, to (i) determine whether any business proposed to be brought before an annual meeting was proposed in accordance with the procedures set forth in this Section 2 and (ii) if any proposed business is not in compliance with this Section 2 (including whether the stockholder or beneficial owner, if any, on whose behalf the proposal is made solicits (or is part of a group which solicits)), to declare that such proposed business shall not be transacted.

(f) This Section 2 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than (i) any proposal made pursuant to Rule 14a-8 under the Exchange Act, (ii) any nomination by a stockholder in accordance with the procedures set forth in Article II, Section 3 or (iii) any nominations by an Eligible Stockholder in accordance with the procedures set forth in Article II, Section 14. Notwithstanding the foregoing provisions of this Section 2, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 2. Nothing in this Section 2 shall be deemed to affect (i) any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, (ii) the ability of any stockholder to request inclusion of a director nominee in the Corporation’s proxy statement pursuant to Article II, Section III or (iii) the ability of any Eligible Stockholder (as defined in Article II, Section 14) to request inclusion of a Nominee in the Corporation’s proxy statement pursuant to Article II, Section 14.

Section 3. Only persons who are nominated in accordance with the following procedures or in accordance with the procedures set forth in Article II, Section 14 shall be eligible for election as directors of the Corporation except as may be otherwise provided in the Certificate of Incorporation with respect to the right of holders of preferred shares of the Corporation to nominate and elect a specified number of directors in certain circumstances.

(a) (1) Nominations of persons for election to the Board may be made at an annual meeting or at a special meeting of stockholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) only (i) by or at the direction of the Board (or any duly authorized committee thereof) or the Chairman of the Board; (ii) by any stockholder of the Corporation who (A) was a stockholder of record of the Corporation (and, with respect to any beneficial owner, if different, on whose behalf such nomination is proposed to be made, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time the notice provided for in this Section 3 is delivered to the Secretary of the Corporation and at the time of the meeting, (B) who is entitled to vote at the meeting and (C) who complies with the notice procedures set forth in this Section 3 as to such nomination; or (iii) by any Eligible Stockholder (as defined in Article II, Section 14) in accordance with the procedures set forth in Article II, Section 14. The foregoing clauses (ii) and (iii) shall be the exclusive means for a stockholder to make any nomination of a person or persons for election to the Board at an annual meeting or special meeting.

(2) Without qualification, for a stockholder to make any nomination of a person or persons to the Board at an annual meeting or at a special meeting of stockholders pursuant to clause (ii) of paragraph (a)(1) of this Section 3, and for such nomination to be properly brought before such meeting (and, in the case of a special meeting, only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting), the stockholder must have given timely notice thereof in writing and in proper form to the Secretary of the Corporation and must provide any updates or supplements to such notice at the times and in the forms required by this Section 3. In order for nominations of persons for election to the Board at an annual meeting in accordance with this Section 3 to be timely, a stockholder’s notice must be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for on a date that is not within thirty (30) days before or after such anniversary date of the annual meeting, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which the first public announcement of the date of the annual meeting was made or the notice of the meeting was mailed, whichever first occurs. In order for nominations of persons for election to the Board at a special meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting) in accordance with this Section 3 to be timely, a stockholder’s notice must be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) nor more than one hundred twenty (120) days prior to such special meeting; provided, however, that in the event that the special meeting is called for on a date that is less than ninety (90) days prior to the special meeting, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which the first public announcement of the date of the special meeting was made or the notice of the meeting was mailed, whichever first occurs. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting, as applicable, of stockholders commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. The stockholder’s notice shall contain, at a minimum, the information set forth in paragraph (b) of this Section 3.

(3) Notwithstanding anything in the second sentence of paragraph (a)(2) of this Section 3 to the contrary, in the event that the number of directors to be elected to the Board of the Corporation at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 3 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) Contents of Stockholder’s Notice. Any proper stockholder’s notice required by this Section 3 shall set forth:

(i) As to each stockholder providing the notice of the nomination proposed to be made at the meeting, beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made, and any affiliate or associate of such stockholder or beneficial owner (each, a “Nominating Person”), the name, age, nationality, business address and residence address of such Nominating Person, (ii) the principal occupation and employment of such Nominating Person and (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such Nominating Person;

(ii) As to any Nominating Person, any Disclosable Interests (as defined in Section 2(c)(iii), except that for purposes of this Section 3(b) the term “Nominating Person” shall be substituted for the term “Proposing Person” in all places it appears in Section 2(c)(iii) and the disclosure in clause (E) of Section 2(c)(iii) shall be made with respect to the election of directors at the meeting);

(iii) As to each person whom a Nominating Person proposes to nominate for election as a director, (A) all information with respect to such proposed nominee that would be required to be set forth in a stockholder’s notice pursuant to this Section 3(b) if such proposed nominee were a Nominating Person, (B) all information relating to such proposed nominee that is required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14(a) under the Exchange Act (including such proposed nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), (C) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among any Nominating Person, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K if such Nominating Person were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant, and (D) a completed and signed questionnaire, representation and agreement as provided in this Section 3(e); and

(iv) The Corporation may require any proposed nominee to furnish such other information (A) as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation in accordance with the Corporation’s Principles of Corporate Governance or (B) that could be material to a reasonable stockholder’s understanding of the independence or lack of independence of such proposed nominee.

(c) A stockholder providing notice of any nomination proposed to be made at a meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to Section 3(b) shall be true and correct as of the record date for the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for the meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting, if practicable (or, if not practicable, on the first practicable date prior to), or any adjournment or postponement thereof (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

(d) Notwithstanding anything in these Bylaws to the contrary, only such persons who are nominated in accordance with the procedures set forth in this Section 3 or in accordance with the procedures set forth in Article II, Section 14 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors. Except as otherwise provided by law, the chair of the meeting shall have the power and duty to determine (i) whether a nomination to be brought before an annual or special meeting was made in accordance with the procedures set forth in this Section 3 or Article II, Section 14, as applicable, and (ii) if any proposed nomination is not in compliance with such Section (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicits (or is part of a group which solicits), or fails to so solicit (as the case may be), proxies in support of such stockholder’s nominee in compliance with such stockholder’s representation as required by paragraph (e) of this Section 3), to declare that such nomination shall be disregarded.

(e) To be eligible to be a nominee for election as a director of the Corporation pursuant to this Section 3, if so requested by the Corporation, the proposed nominee must deliver (in accordance with the time periods prescribed for delivery of notice under this Section 3) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such proposed nominee (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such proposed nominee (1) is not and will not become a party to (A) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation in writing or (B) any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a director of the Corporation, with such proposed nominee’s fiduciary duties under applicable law, (2) is not, and will not become a party to, any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed to the Corporation in writing and (3) in such proposed nominee’s individual capacity and on behalf of the stockholder (or the beneficial owner, if different) on whose behalf the nomination is made, would be in compliance, if elected as a director of the Corporation, and will comply with applicable publicly disclosed corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

(f) In addition to the requirements of this Section 3 with respect to any nomination proposed to be made at a meeting pursuant to this Section 3, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

Section 4. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or by the Certificate of Incorporation, may be called only by the Chairman of the Board or the Secretary of the Corporation at the request in writing of a majority of the Board.

Section 5. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the U.S. mail, postage prepaid, directed to the stockholder at the stockholder’s address as it appears on the records of the Corporation.

Section 6. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal executive offices of the Corporation. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

Section 7. Any meeting of stockholders, annual or special, may be adjourned solely by the chair of the meeting from time to time to reconvene at the same or some other time, date and place. The stockholders present at a meeting shall not have authority to adjourn the meeting. Notice need not be given of any such adjourned meeting if the time, date and place thereof are announced at the meeting at which the adjournment is taken. If the time, date and place of the adjourned meeting are not announced at the meeting at which the adjournment is taken, then the Secretary of the Corporation shall give written notice of the time, date and place of the adjourned meeting not less than ten (10) days prior to the date of the adjourned meeting. The provisions of Article II, Section 5 of these Bylaws shall govern the delivery of such notice.

At an adjourned meeting at which a quorum is present, the stockholders may transact any business which might have been transacted at the original meeting. Once a share is represented for any purpose at a meeting, it shall be present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for the adjourned meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting.

Section 8. The holders of a majority in voting power of the issued and outstanding shares of stock entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by statute or by the Certificate of Incorporation. When a quorum is present at any meeting, the affirmative vote of the holders of a majority in voting power of the shares of stock of the Corporation having voting power present in person or represented by proxy and entitled to vote thereon shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law, rule or regulation applicable to the Corporation or its securities or of the Certificate of Incorporation, a different vote is required in which case such express provision shall govern and control the decision of such question.

Section 9. Each stockholder shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period.

Section 10. (a) Any action required or permitted to be taken at an annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents sets forth, in writing, the action so taken (each such written consent and related revocation is referred to in this Section 10 as a “Consent”) pursuant to the requirements of this Section 10. Every Consent shall bear the date of signature of each stockholder who signs the Consent, and no Consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated Consent delivered in the manner required by this Section 10, Consents signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or to take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) A Consent shall be delivered to the Corporation to its registered office in the State of Delaware or to the Secretary of the Corporation at the Corporation’s principal executive offices. Delivery to the Corporation’s registered office shall be made by hand or by certified or registered mail, return receipt requested. In the event of the delivery to the Corporation of a Consent, the Secretary of the Corporation shall provide for the safe-keeping of such Consent and shall promptly conduct such ministerial review of the sufficiency of the Consents and of the validity of the action to be taken by stockholder consent as the Secretary deems necessary or appropriate, including, without limitation, whether the holders of a number of shares having the requisite voting power to authorize or take the action specified in the Consent have given consent; provided, however, that if the corporate action to which the Consent relates is the removal or replacement of one (1) or more members of the Board, the Secretary of the Corporation shall promptly designate two (2) persons, who shall not be members of the Board, to serve as inspectors with respect to such Consent and such Inspectors shall discharge the functions of the Secretary of the Corporation under this Section. If after such investigation the Secretary or the inspectors (as the case may be) shall determine that the Consent is valid and that the action therein specified has been validly authorized, that fact shall forthwith be certified on the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders, and the Consent shall be filed in such records, at which time the Consent shall become effective as stockholder action. In conducting the investigation required by this Section 10, the Secretary or the inspectors (as the case may be) may, at the expense of the Corporation, retain special legal counsel and any other necessary or appropriate professional advisors, and such other personnel as they may deem necessary or appropriate to assist them, and shall be fully protected in relying in good faith upon the opinion of such counsel or advisors.

(c) No action by written consent without a meeting shall be effective until such date as the Secretary or the inspectors (as the case may be) certify to the Corporation that the Consents delivered to the Corporation in accordance with this Section 10 represent at least the minimum number of votes that would be necessary to take action.

(d) The record date for determining stockholders entitled to express consent to corporate action in writing without a meeting shall be as fixed by the Board or as otherwise established under this Section 10. Any person seeking to have the stockholders authorize or take corporate action by written consent without a meeting shall, by written notice addressed to the Secretary and delivered to the Corporation at the principal executive office of the Corporation and signed by a stockholder of record, request that a record date be fixed for such purpose. Following the receipt of the request in compliance with this Section 10, no later than ten (10) days after the date on which such request is received by the Corporation, the Board may fix a record date for such purpose which shall be no more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board and shall not precede the date such resolution is adopted. If the Board fails within ten (10) days after the date the Corporation receives such notice to fix a record date for such purpose, the record date shall be the day on which the first written consent is delivered to the Corporation in the manner described in this Section 10 unless prior action by the Board is required under the Delaware General Corporation Law, in which event the record date shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(e) Notwithstanding anything in these Bylaws to the contrary, no action may be taken by the stockholders by written consent except in accordance with this Section 10. If the Board shall determine that any request to fix a record date or to take stockholder action by written consent was not properly made in accordance with this Section 10, or the stockholder or stockholders seeking to take such action do not otherwise comply with this Section 10, then the Board shall not be required to fix a record date and the Corporation shall be entitled to take such other actions in connection with any such purported action by written consent as permitted by applicable law. In addition to the requirements of this Section 10 with respect to stockholders seeking to take an action by written consent, any stockholder of record seeking to have the stockholders authorize or take any action by written consent shall comply with all requirements of applicable law, including all requirements of the Exchange Act, with respect to such action.

(f) Nothing contained in this Section 10 shall in any way be construed to suggest or imply that the Board or any stockholder shall not be entitled to contest the validity of any Consent or revocation thereof, whether before or after such certification by the Secretary or the inspectors, or to take any other action (including, without limitation, the commencement, prosecution, or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

Section 11. Meetings of stockholders shall be presided over by the Chairman of the Board or by another chair designated by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be determined by the chair of the meeting and announced at the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chair of any meeting of stockholders shall have the exclusive right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chair, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chair of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof, and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 12. Any previously scheduled annual or special meeting of the stockholders may be postponed, and any previously scheduled annual or special meeting of the stockholders called by the Board may be canceled, by resolution of the Board upon public notice given prior to the time previously scheduled for such meeting of stockholders. The Board in its discretion may set a new record date for the postponed meeting.

Section 13. The Board may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. No person who is a candidate for an office at an election may serve as an inspector at such election.

Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspector’s count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. The results of any election at which inspectors are appointed shall not be deemed final and effective until the receipt and approval by the Board of the inspectors’ certification and report.

Section 14. Proxy Access.

(a) Subject to the provisions of this Section 14, if any Eligible Stockholder (as defined below) or group of up to 20 Eligible Stockholders submits to the Corporation a Proxy Access Notice (as defined below) that complies with this Section 14 and such Eligible Stockholder or group of Eligible Stockholders otherwise satisfies all the terms and conditions of this Section 14 (such Eligible Stockholder or group of Eligible Stockholders, a “Nominating Stockholder”), the Corporation shall include in its proxy statement or on its form of proxy and ballot, as applicable (collectively, “proxy materials”), for any annual meeting of stockholders, in addition to any persons nominated for election by the Board or any committee thereof:

(i) the name of any person or persons nominated by such Nominating Stockholder for election to the Board at such annual meeting of stockholders who meets the requirements of this Section 14 (a “Nominee”);

(ii) disclosure about the Nominee and the Nominating Stockholder required under the rules of the Commission or other applicable law to be included in the proxy materials;

(iii) subject to the other applicable provisions of this Section 14, a written statement, not to exceed 500 words, that is not contrary to any of the Commission’s proxy rules, including Rule 14a-9 under the Exchange Act (a “Supporting Statement”), included by the Nominating Stockholder in the Proxy Access Notice intended for inclusion in the proxy materials in support of the Nominee’s election to the Board; and

(iv) any other information that the Corporation or the Board determines, in its discretion, to include in the proxy materials relating to the nomination of the Nominee, including, without limitation, any statement in opposition to the nomination and any of the information provided pursuant to this Section 14.

(b) Maximum Number of Nominees.

(i) The Corporation shall not be required to include in the proxy materials for an annual meeting of stockholders more Nominees than that number of directors constituting 20% of the total number of directors of the Corporation on the last day on which a Proxy Access Notice may be submitted pursuant to this Section 14 (rounded down to the nearest whole number) (the “Maximum Number”). The Maximum Number for a particular annual meeting shall be reduced by: (A) the number of Nominees who are subsequently withdrawn or that the Board itself decides to nominate for election at such annual meeting of stockholders (including, without limitation, any person who is or will be nominated by the Board pursuant to any agreement or understanding with one or more stockholders to avoid such person being formally proposed as a Nominee), and (B) the number of incumbent directors who had been Nominees with respect to any of the preceding two annual meetings of stockholders and whose reelection at the upcoming annual meeting of stockholders is being recommended by the Board (including, without limitation, any person who was nominated by the Board pursuant to any agreement or understanding with one or more stockholders to avoid such person being formally proposed as a Nominee). In the event that one or more vacancies for any reason occurs on the Board after the deadline set forth in Section 14(d) but before the date of the annual meeting of stockholders, and the Board resolves to reduce the size of the Board in connection therewith, the Maximum Number shall be calculated based on the number of directors as so reduced.

(ii) Any Nominating Stockholder submitting more than one Nominee for inclusion in the Corporation’s proxy materials shall rank such Nominees based on the order that the Nominating Stockholder desires such Nominees to be selected for inclusion in the Corporation’s proxy materials in the event that the total number of Nominees submitted by Nominating Stockholders exceeds the Maximum Number. In the event that the number of Nominees submitted by Nominating Stockholders exceeds the Maximum Number, the highest ranking Nominee from each Nominating Stockholder will be included in the Corporation’s proxy materials until the Maximum Number is reached, going in order from largest to smallest of the number of shares of the capital stock of the Corporation owned by each Nominating Stockholder as disclosed in each Nominating Stockholder’s Proxy Access Notice. If the Maximum Number is not reached after the highest ranking Nominee of each Nominating Stockholder has been selected, this process will be repeated as many times as necessary until the Maximum Number is reached. If, after the deadline for submitting a Proxy Access Notice as set forth in Section 14(d), a Nominating Stockholder ceases to satisfy the requirements of this Section 14 or withdraws its nomination or a Nominee ceases to satisfy the requirements of this Section 14 or becomes unwilling or unable to serve on the Board, whether before or after the mailing of definitive proxy materials, then the nomination shall be disregarded, and the Corporation: (A) shall not be required to include in its proxy materials the disregarded Nominee and (B) may otherwise communicate to its stockholders, including without limitation by amending or supplementing its proxy materials, that the Nominee will not be included as a Nominee in the proxy materials and the election of such Nominee will not be voted on at the annual meeting of stockholders.

(c) Eligibility of Nominating Stockholder.

(i) As used herein, an “Eligible Stockholder” is a person who has either (A) been a record holder of the shares of capital stock of the Corporation used to satisfy the eligibility requirements in this Section 14(c) continuously for the three-year period specified in Subsection (ii) below or (B) provides to the Secretary of the Corporation, within the time period referred to in Section 14(d), evidence of continuous ownership of such shares for such three-year period from one or more securities intermediaries in a form that satisfies the requirements as established by the Commission for a stockholder proposal under Rule 14a-8, or any successor rule or regulation, under the Exchange Act.

(ii) An Eligible Stockholder or group of up to 20 Eligible Stockholders may submit a nomination in accordance with this Section 14 only if the person or each member of the group, as applicable, has continuously owned at least the Minimum Number (as defined below) of shares of capital stock of the Corporation throughout the three-year period preceding and including the date of submission of the Proxy Access Notice, and continues to own at least the Minimum Number through the date of the annual meeting of stockholders. Two or more funds that are (A) under common management and investment control, (B) under common management and funded primarily by a single employer or (C) a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, (two or more funds referred to under any of clause (A), (B) or (C), collectively a “Qualifying Fund”) shall be treated as one Eligible Stockholder. For the avoidance of doubt, in the event of a nomination by a group of Eligible Stockholders, any and all requirements and obligations for an individual Eligible Stockholder that are set forth in this Section 14, including the minimum holding period, shall apply to each member of such group; provided, however, that the Minimum Number shall apply to the ownership of the group in the aggregate. Should any stockholder withdraw from a group of Eligible Stockholders at any time prior to the annual meeting of stockholders, the group of Eligible Stockholders shall only be deemed to own the shares held by the remaining members of the group.

(iii) The “Minimum Number” of shares of capital stock of the Corporation means three percent (3%) of the number of shares of capital stock of the Corporation outstanding as of the most recent date for which such amount is given in any filing by the Corporation with the Commission prior to the submission of the Proxy Access Notice.

(iv) For purposes of this Section 14, an Eligible Stockholder “owns” only those shares of capital stock of the Corporation as to which the Eligible Stockholder possesses both: (A) the full voting and investment rights pertaining to the shares; and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided, that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares: (1) sold by such Eligible Stockholder or any of its affiliates in any transaction that has not been settled or closed, (2) borrowed by such Eligible Stockholder or any of its affiliates for any purpose or purchased by such Eligible Stockholder or any of its affiliates pursuant to an agreement to resell, or (3) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such Eligible Stockholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares, cash or other property based on the notional amount or value of outstanding shares of the Corporation, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of: (w) reducing in any manner, to any extent or at any time in the future, such Eligible Stockholder’s or any of its affiliates’ full right to vote or direct the voting of any such shares, and/or (x) hedging, offsetting, or altering to any degree, gain or loss arising from the full economic ownership of such shares by such Eligible Stockholder or any of its affiliates. An Eligible Stockholder “owns” shares held in the name of a nominee or other intermediary so long as the Eligible Stockholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. An Eligible Stockholder’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has delegated any voting power by means of a proxy, power of attorney, or other similar instrument or arrangement that is revocable at any time by the Eligible Stockholder. An Eligible Stockholder’s ownership of shares shall be deemed to continue during any period in which the Eligible Stockholder has loaned such shares; provided that the Eligible Stockholder has the power to recall such loaned shares on no more than three business days’ notice and includes in the Proxy Access Notice an agreement that it will (y) promptly recall such loaned shares upon being notified that any of its Nominees will be included in the Corporation’s proxy materials pursuant to this Section 14 and (z) continue to hold such recalled shares (including the right to vote such shares) through the date of the annual meeting of stockholders. The terms “owned,” “owning” and other variations of the word “own” shall have correlative meanings. Each Nominating Stockholder shall furnish any other information that may reasonably be required by the Board to verify such stockholder’s continuous ownership of at least the Minimum Number during the three-year period referred to above.

(v) No person may be in more than one group constituting a Nominating Stockholder, and if any person appears as a member of more than one group, it shall be deemed to be a member of the group that owns the greatest aggregate number of shares of capital stock of the Corporation as reflected in the Proxy Access Notice, and no shares may be attributed as owned by more than one person constituting a Nominating Stockholder under this Section 14.

(d) To nominate a Nominee, the Nominating Stockholder must, not later than the close of business on the one hundred twentieth (120th) day nor earlier than the close of business on the one hundred fiftieth (150th) day prior to the first anniversary of the date of the Corporation’s proxy materials released to stockholders in connection with the preceding year’s annual meeting of stockholders, submit to the Secretary of the Corporation at the principal executive offices of the Corporation all of the following information and documents (collectively, the “Proxy Access Notice”):

(i) A Schedule 14N (or any successor form) relating to the Nominee, completed and filed with the Commission by the Nominating Stockholder as applicable, in accordance with the Commission’s rules;

(ii) A written notice of the nomination of such Nominee that includes the following additional information, agreements, representations and warranties by the Nominating Stockholder (including each group member):

(A)	the information, representations and agreements required with respect to the nomination of directors pursuant to Sections 2(c) and 3(b) of Article II of these Bylaws;

(B)

the details of any relationship that existed within the past three years and that would have been described pursuant to Item 6(e) of Schedule 14N (or any successor item) if it existed on the date of submission of the Schedule 14N;

(C)

a representation and warranty that the Nominating Stockholder did not acquire, and is not holding, securities of the Corporation for the purpose or with the effect of influencing or changing control of the Corporation;

(D)

a representation and warranty that the Nominee’s candidacy or, if elected, Board membership, would not violate the Certificate of Incorporation, these Bylaws, or any applicable state or federal law or the rules of any stock exchange on which the capital stock of the Corporation is traded;

(E)	a representation and warranty that the Nominee:

(1)

does not have any direct or indirect material relationship with the Corporation and otherwise would qualify as an “independent director” under the rules of the primary stock exchange on which the capital stock of the Corporation is traded and any applicable rules of the Commission;

(2)	would meet the audit committee independence requirements under the rules of the Commission and of the principal stock exchange on which the capital stock of the Corporation is traded;

(3)	would qualify as a “non-employee director” for the purposes of Rule 16b-3 under the Exchange Act (or any successor rule);

(4)	would qualify as an “outside director” for the purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (or any successor provision);

(5)

is not and has not been, within the past three years, an officer, director, affiliate or representative of a competitor, as defined under Section 8 of the Clayton Antitrust Act of 1914, as amended, and if the Nominee has held any such position during this period, details thereof; and

(6)

is not and has not been subject to any event specified in Rule 506(d)(1) of Regulation D (or any successor rule) under the Securities Act of 1933, as amended, or Item 401(f) of Regulation S-K (or any successor rule) under the Exchange Act, without reference to whether the event is material to an evaluation of the ability or integrity of the Nominee;

(F)

a representation and warranty that the Nominating Stockholder satisfies the eligibility requirements set forth in Section 14(c), has provided evidence of ownership to the extent required by Section 14(c)(i), and such evidence of ownership is true, complete and correct in all respects;

(G)

a representation and warranty that the Nominating Stockholder intends to continue to satisfy the eligibility requirements described in Section 14(c) through the date of the annual meeting of stockholders;

(H)	a statement as to whether or not the Nominating Stockholder intends to continue to hold the Minimum Number of shares for at least one year following the annual meeting of stockholders;

(I)

a representation and warranty that the Nominating Stockholder will not engage in or support, directly or indirectly, a “solicitation” within the meaning of Rule 14a-1(l) (without reference to the exception in Section 14a-1(l)(2)(iv)) (or any successor rules) with respect to the annual meeting of stockholders, other than a solicitation in support of the Nominee or any nominee of the Board;

(J)

a representation and warranty that the Nominating Stockholder will not use any proxy card other than the Corporation’s proxy card in soliciting stockholders in connection with the election of a Nominee at the annual meeting of stockholders;

(K)	if desired by the Nominating Stockholder, a Supporting Statement;

(L)

in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all group members with respect to matters relating to the nomination, including withdrawal of the nomination;

(M)

in the case of any Eligible Stockholder that is a Qualifying Fund consisting of two or more funds, documentation demonstrating that the funds are eligible to be treated as a Qualifying Fund and that each such fund comprising the Qualifying Fund otherwise meets the requirements set forth in this Section 14; and

(N)

a representation and warranty that the Nominating Stockholder has not nominated and will not nominate for election any individual as director at the annual meeting of stockholders other than its Nominee(s).

(iii) An executed agreement pursuant to which the Nominating Stockholder (including each group member) agrees:

(A)	to comply with all applicable laws, rules and regulations in connection with the nomination, solicitation and election;

(B)

to file with the Commission any solicitation or other communication with the Corporation’s stockholders relating to any Nominee or one or more of the Corporation’s directors or director nominees, regardless of whether any such filing is required under any law, rule or regulation or whether any exemption from filing is available for such materials under any law, rule or regulation;

(C)

to assume all liability stemming from an action, suit or proceeding concerning any actual or alleged legal or regulatory violation arising out of any communication by the Nominating Stockholder with the Corporation, its stockholders or any other person in connection with the nomination or election of directors, including, without limitation, the Proxy Access Notice;

(D)

to indemnify and hold harmless (jointly and severally with all other group members, in the case of a group member) the Corporation and each of its directors, officers and employees individually against any liability, loss, damages, expenses, demands, claims or other costs (including reasonable attorneys’ fees and disbursements of counsel) incurred in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Nominating Stockholder (including, without limitation, relating to any breach or alleged breach of its obligations, agreements, representations or warranties) pursuant to this Section 14;

(E)

in the event that (i) any information included in the Proxy Access Notice, or any other communication by the Nominating Stockholder (including with respect to any group member) with the Corporation, its stockholders or any other person in connection with the nomination or election of directors ceases to be true and accurate in all material respects (or omits a material fact necessary to make the statements made not misleading), or (ii) the Nominating Stockholder (including any group member) fails to continue to satisfy the eligibility requirements described in Section 14(c), the Nominating Stockholder shall promptly (and in any event within forty-eight (48) hours of discovering such misstatement, omission or failure) (x) in the case of clause (i) above, notify the Corporation and any other recipient of such communication of the misstatement or omission in such previously provided information and of the information that is required to correct the misstatement or omission, and (y) in the case of clause (ii) above, notify the Corporation why, and in what regard, the Nominating Stockholder fails to comply with the eligibility requirements described in Section 14(c) (it being understood that providing any such notification referenced in clauses (x) and (y) above shall not be deemed to cure any defect or limit the Corporation’s rights to omit a Nominee from its proxy materials as provided in this Section 14); and

(iv) An executed agreement by the Nominee:

(A)	to provide to the Corporation a completed copy of the Corporation’s director questionnaire and such other information as the Corporation may reasonably request;

(B)

that the Nominee (i) consents to be named in the proxy materials as a nominee and, if elected, to serve on the Board and (ii) has read and agrees to adhere to the Principles of Corporate Governance and any other Corporation policies and guidelines applicable to directors generally; and

(C)

that the Nominee is not and will not become a party to (1) any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director of the Corporation that has not been disclosed to the Corporation in writing, (2) any Voting Commitment that has not been disclosed to the Corporation in writing, or (3) any Voting Commitment that could limit or interfere with the Nominee’s ability to comply, if elected as a director of the Corporation, with its fiduciary duties under applicable law or with the Corporation’s Principles of Corporate Governance and any other Corporation policies and guidelines applicable to directors generally.

The information and documents required by this Section 14(d) shall be: (x) provided with respect to and executed by each group member, in the case of information applicable to group members; and (y) provided with respect to the persons specified in Instruction 1 to Items 6(c) and (d) of Schedule 14N (or any successor item) if and to the extent applicable to a Nominating Stockholder or group member. The Proxy Access Notice shall be deemed submitted on the date on which all the information and documents referred to in this Section 14(d) (other than such information and documents contemplated to be provided after the date the Proxy Access Notice is provided) have been delivered to or, if sent by mail, received by the Secretary of the Corporation. For the avoidance of doubt, in no event shall any adjournment or postponement of an annual meeting of stockholders or the public announcement thereof commence a new time period for the giving of a Proxy Access Notice pursuant to this Section 14.

(e) Exceptions and Clarifications.

(i) Notwithstanding anything to the contrary contained in this Section 14, (x) the Corporation may omit from its proxy materials any Nominee and any information concerning such Nominee (including a Nominating Stockholder’s Supporting Statement), (y) any nomination shall be disregarded, and (z) no vote on such Nominee will occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation), and the Nominating Stockholder may not, after the last day on which a Proxy Access Notice would be timely, cure in any way any defect preventing the nomination of the Nominee, if:

(A)	the Corporation receives a notice pursuant to Article II, Section 3 of these Bylaws that a stockholder intends to nominate a candidate for director at the annual meeting of stockholders;

(B)

the Nominating Stockholder or the designated lead group member, as applicable, or any qualified representative thereof, does not appear at the annual meeting of stockholders to present the nomination submitted pursuant to this Section 14 or the Nominating Stockholder withdraws its nomination prior to the annual meeting of stockholders;

(C)

the Board determines that such Nominee’s nomination or election to the Board would result in the Corporation violating or failing to be in compliance with the Certificate of Incorporation, these Bylaws or any applicable law, rule or regulation to which the Corporation is subject, including any rules or regulations of any stock exchange on which the capital stock of the Corporation is traded;

(D)

the Nominee was nominated for election to the Board pursuant to this Section 14 at one of the Corporation’s two preceding annual meetings of stockholders and (i) its nomination was withdrawn, (ii) such Nominee became ineligible to serve as a Nominee or as a director or (iii) such Nominee received a vote of less than 25% of the shares entitled to vote for such Nominee; or

(E)

(i) the Nominating Stockholder fails to continue to satisfy the eligibility requirements described in Section 14(c), (ii) any of the representations and warranties made in the Proxy Access Notice cease to be true, complete and correct in all material respects (or omits to state a material fact necessary to make the statements made therein not misleading), (iii) the Nominee becomes unwilling or unable to serve on the Board or (iv) the Nominating Stockholder or the Nominee materially violates or breaches any of its agreements, representations or warranties in this Section 14;

(ii) Notwithstanding anything to the contrary contained in this Section 14, the Corporation may omit from its proxy materials, or may supplement or correct, any information, including all or any portion of the Supporting Statement included in the Proxy Access Notice, if: (A) such information is not true and correct in all material respects or omits a material statement necessary to make the statements therein not misleading; (B) such information directly or indirectly impugns the character, integrity or personal reputation of, or, without factual foundation, directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations with respect to, any person; or (C) the inclusion of such information in the proxy materials would otherwise violate the Commission’s proxy rules or any other applicable law, rule or regulation. Once submitted with a Proxy Access Notice, a Supporting Statement may not be amended, supplemented or modified by the Nominee or Nominating Stockholder.

(iii) For the avoidance of doubt, the Corporation may solicit against, and include in the proxy materials its own statement relating to, any Nominee.

(iv) This Section 14 provides the exclusive method for a stockholder to include nominees for election to the Board in the Corporation’s proxy materials (including, without limitation, any proxy card or written ballot).

(v) The interpretation of, and compliance with, any provision of this Section 14, including the representations, warranties and covenants contained herein, shall be determined by the Board or, in the discretion of the Board, one or more of its designees, in each case acting in good faith.

ARTICLE III

DIRECTORS

Section 1. The number of directors which shall constitute the whole board shall be not less than three (3) nor more than twelve (12). Within the limits above specified, the number of directors shall be determined by resolution of the Board or by the stockholders at the annual meeting. Except as provided in Section 2 of this Article III, the directors shall be elected at the annual meeting of the stockholders in the manner provided in paragraphs (a) through (c) of this Section 1. Directors need not be stockholders.

(a) Each director to be elected by the stockholders of the Corporation shall be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares represented and entitled to vote therefor at a meeting of the stockholders for the election of directors at which a quorum is present (an “Election Meeting”); provided, however, that if the Board determines that the number of nominees exceeds the number of directors to be elected at such meeting (a “Contested Election”), and the Board has not rescinded such determination by the date that is twenty (20) days prior to the date of the Election Meeting as initially announced, each of the directors to be elected at the Election Meeting shall be elected by the affirmative vote of a plurality of the votes cast by the shares represented and entitled to vote at such meeting with respect to the election of such director. For purposes of this Section 1, a “majority of the votes cast” means that the number of votes cast “for” a candidate for director exceeds the number of votes cast “against” that director. In an election other than a Contested Election, stockholders will be given the choice to cast votes “for” or “against” the election of directors or to “abstain” from such vote and shall not have the ability to cast any other vote with respect to such election of directors. In a Contested Election, stockholders will be given the choice to cast “for” or “withhold” votes for the election of directors and shall not have the ability to cast any other vote with respect to such election of directors.

(b) In the event one or more incumbent directors fails to receive the affirmative vote of a majority of the votes cast at an Election Meeting at which there was no Contested Election (each, a “Subject Director”), either (i) the Nominating and Corporate Governance Committee or (ii) if one or more of the members of the Nominating and Corporate Governance Committee is a Subject Director or the Board determines that any decision to be made with respect to a Subject Director should be made by a committee other than the Nominating and Corporate Governance Committee, a committee consisting solely of independent directors (as determined in accordance with applicable stock exchange rules and listing requirements and any additional criteria set forth in the Corporation’s Nominating and Corporate Governance Committee Charter) who are not Subject Directors or (iii) if all independent directors are Subject Directors, the entire board (the committee or board described in clause (i), (ii) or (iii) of this sentence, the “Committee”) will make a determination as to whether to accept or reject any previously tendered Resignations (as defined below), or whether other action should be taken (including whether to request that a Subject Director resign from the Board if no Resignation had been tendered prior to the relevant Election Meeting). The Committee will act with respect to any Subject Directors within ninety (90) days from the date of the certification of the election results and shall notify the Subject Directors of its decision. The Committee may consider all factors it considers relevant, including any stated reasons for “against” votes, whether the underlying cause or causes of the “against” votes are curable, the factors, if any, set forth in the Corporation’s Nominating and Corporate Governance Committee Charter or other policies that are to be considered by the Nominating and Corporate Governance Committee in evaluating potential candidates for the Board as such criteria relate to each Subject Director, the length of service of each Subject Director and each Subject Director’s contributions to the Corporation. Subject Directors shall not participate in the deliberation or decision(s) of the Committee. The Corporation shall publicly disclose the decision(s) of the Committee in a filing with the Securities and Exchange Commission of a Current Report on Form 8-K. Notwithstanding the foregoing, if the result of accepting all tendered Resignations then pending and requesting resignations from incumbent directors who did not submit a Resignation prior to the relevant Election Meeting, would be that the corporation would have fewer than three directors who were in office before the election of directors, the Committee may determine to extend such ninety (90-) day period by an additional ninety (90) days if it determines that such an extension is in the best interests of the Corporation and its stockholders. For purposes of this Section 1, a “Resignation” is an irrevocable resignation submitted by an incumbent director nominated for re-election prior to the relevant Election Meeting that will become effective upon the occurrence of both (i) the failure to receive the affirmative vote of a majority of the votes cast at an Election Meeting at which there was no Contested Election and (ii) acceptance of such resignation by the Committee.

(c) If a Subject Director’s tendered Resignation is not accepted by the Committee or such Subject Director does not otherwise submit his or her resignation to the Board, such director shall continue to serve until his or her successor is duly elected, or his or her earlier resignation or removal. If a Subject Director’s resignation is accepted by the Committee pursuant to this Section 1, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board, in its sole discretion, may fill any resulting vacancy or decrease the size of the Board pursuant to the provisions of Article III, Section 2 of these Bylaws.

Section 2. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute. If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any stockholder or stockholders holding at least ten percent (10%) of the total number of the shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.

Section 3. The business of the Corporation shall be managed by or under the direction of its Board which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders.

Section 4. The provisions of Sections 1 and 2 of this Article III are subject to the rights, if any, of the holders of shares of any series of the Preferred Stock of the Corporation with respect to the election of directors in the event the Corporation defaults in the payment of dividends, the term of office of any director so elected and the filling of a vacancy in the office of any director so elected.

MEETINGS OF THE BOARD OF DIRECTORS

Section 5. The Board may hold meetings, both regular and special, either within or without the State of Delaware.

Section 6. The first meeting of each newly elected Board shall be held at such time and place as the Board shall determine.

Section 7. Regular meetings of the Board may be held without notice at such time and at such place as shall from time to time be determined by the Board.

Section 8. Special meetings of the Board may be called by the Chairman, the President, or the Secretary. A special meeting of the Board shall be called by the President or the Secretary upon the written request of at least two directors. Notice of a special meeting of the Board shall be given in writing, by telephone, telegraph, facsimile or e-mail, or in person, as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. Notice shall be deemed valid if deposited in the United States mail, postage prepaid, directed to the director at the director’s address as it appears in the records of the Corporation, not less than forty-eight (48) hours before the date of the meeting, or if sent by telephone, telegram, facsimile or e-mail not less than twenty-four (24) hours before the date of the meeting to the director in accordance with the information for such communications as it appears in the records of the Corporation.

Section 9. At all meetings of the Board, the Directors entitled to cast a majority of the votes of the whole Board shall constitute a quorum for the transaction of business and the act of a majority of the votes entitled to be cast by the Directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by statute or by the Certificate of Incorporation. If a quorum shall not be present at any meeting of the Board, the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 10. Members of the Board, or any committee designated by the Board, may participate in a meeting thereof by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 10 shall constitute presence in person at such meeting.

Section 11. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmissions are filed with the minutes of proceedings of the board or committee.

COMMITTEES OF DIRECTORS

Section 12. The Board may, in the manner provided by law, designate one or more committees of the Board. Any such committee, to the extent provided in the enabling resolution and permitted by applicable law, shall have and may exercise the powers of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided that in the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not the member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Such committee or committees shall have such name or names as they may be determined from time to time by resolution adopted by the Board.

Section 13. Meetings of a committee of the Board may be called by any member of the committee upon notice thereof given to each member either by mail not less than forty-eight (48) hours before the date of the meeting, by electronic transmission, telephone or telegram on twenty-four (24) hours’ notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. Except as may be otherwise specifically provided by the Board, at all committee meetings a majority of the members of the committee shall constitute a quorum for the transaction of business and the act of a majority of the members voting at any meeting at which there is a quorum shall be the act of the committee; if a quorum shall not be present at any committee meeting the members present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

COMPENSATION OF DIRECTORS

Section 14. The directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation thereof. Members of special or standing committees may be allowed like compensation for attending committee meetings.

ARTICLE IV

NOTICES

Section 1. Whenever, under the provisions of the statutes or of the Certificate of Incorporation or of these Bylaws, notice is required to be given to any director or stockholder, it shall not be construed to mean personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his or her address as it appears on the records of the Corporation, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the U.S. mail. Notice to directors may also be given by telephone, telegram or other means of electronic transmission.

Section 2. Whenever any notice is required to be given under the provisions of the statutes of the Certificate of Incorporation or of these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

ARTICLE V

OFFICERS

Section 1. The officers of the Corporation shall be chosen by the Board and shall be a Chief Executive Officer, a President, a Vice President, a Secretary and a Treasurer. The Board may also choose additional Vice Presidents, and one or more Assistant Secretaries and Assistant Treasurers. Any number of offices may be held by the same person, unless the Certificate of Incorporation or these bylaws otherwise provide.

Section 2. The Board at its first meeting after each annual meeting of stockholders shall choose a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer.

Section 3. The Board may appoint such other officers and agents as it shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board.

Section 4. The salaries of all officers and agents of the Corporation shall be fixed by the Board, or by the officers under authority granted by the Board.

Section 5. The officers of the Corporation shall hold office until their successors are chosen and qualify. Any officer elected or appointed by the Board may be removed at any time by the affirmative vote of a majority of the Board. Any vacancy occurring in any office of the Corporation may only be filled by the Board.

THE CHAIRMAN OF THE BOARD

Section 6. The Chairman of the Board shall preside at meetings of the stockholders and directors, lead the board in fulfilling its responsibilities to oversee the performance of the Corporation and perform such other duties as the Board shall prescribe. The Chairman of the Board may be, upon the decision of the Board, an executive officer of the Corporation and receive such compensation as the Board shall determine.

THE CHIEF EXECUTIVE OFFICER

Section 7. The Chief Executive Officer of the Corporation shall have the executive responsibility for the general and active management of the business of the Corporation. If there is no Chairman of the Board or during the absence or disability of the Chairman of the Board, the Chief Executive Officer shall exercise all of the powers and discharge all of the duties of the Chairman of the Board. The Chief Executive Officer shall possess power to sign all certificates, contracts and other instruments of the Corporation. The Chief Executive Officer shall, in the absence of the Chairman of the Board, preside at all meetings of the stockholders and the Board. The Chief Executive Officer shall perform all other such duties as the Board shall prescribe.

THE PRESIDENT

Section 8. The President of the Corporation shall possess power to sign all certificates, contracts and other instruments of the Corporation, except as otherwise limited by the Chief Executive Officer of the Corporation. Unless otherwise provided by the Board, the President may, in the absence of the Chief Executive Officer, perform duties and exercise the powers of the Chief Executive Officer. The President shall perform all such other duties as are incident to the President’s office or are properly required of the President by the Board.

THE VICE PRESIDENTS

Section 9. Unless otherwise provided by the Board, each Vice President may, in the absence of the Chairman of the Board, the Chief Executive Officer and President, perform the duties and exercise the powers of the President. Each Vice President shall at all times possess power to sign all certificates, contracts and other instruments of the Corporation, except as otherwise limited in writing by the Chief Executive Officer or the President of the Corporation, and shall have such other authority and perform such other duties as these bylaws or the Board, executive committee, Chairman of the Board, Chief Executive Officer, or President shall prescribe.

THE SECRETARY AND ASSISTANT SECRETARIES

Section 10. The Secretary shall attend all meetings of the Board and all meetings of the stockholders and record all the proceedings of the meetings of the Corporation and of the Board in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board, and shall perform such other duties as may be prescribed by the Board or the officer of the Corporation under whose supervision the Secretary shall be. The Secretary shall have custody of the corporate seal of the Corporation and shall, or an Assistant Secretary shall, have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his or her signature.

Section 11. The Assistant Secretary, or if there be more than one, the Assistant Secretaries in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Secretary or in the event of the Secretary’s inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURER

Section 12. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation to such depositories as may be designated by the Board.

Section 13. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board, taking proper vouchers for such disbursements, and shall render to the President and the Board, at its regular meetings, or when the Board so requires, an account of all the Treasurer’s transactions as Treasurer and of the financial condition of the Corporation.

Section 14. If required by the Board, the Treasurer shall give the Corporation a bond (which shall be renewed every six (6) years) in such sum and with such surety or sureties as shall be satisfactory to the Board for the faithful performance of the duties of the Treasurer’s office and for the restoration to the Corporation, in case of the Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Corporation.

Section 15. The Assistant Treasurer, or if there shall be more than one, the Assistant Treasurers in the order determined by the Board (or if there be no such determination, then in the order of their election), shall, in the absence of the Treasurer or in the event of the Treasurer’s inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such powers as the Board may from time to time prescribe.

ARTICLE VI

CERTIFICATES OF STOCK

Section 1. The shares of the Corporation shall be represented by certificates, provided that the shares of stock of the Corporation may also be represented by uncertificated shares evidenced by a book-entry system maintained by the registrar of such stock. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate, signed by, or in the name of the Corporation by, the Chairman or Vice Chairman of the Board or the President or a Vice President and the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such holder of stock in the Corporation.

Section 2. Any or all of the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if that person were such officer, transfer agent or registrar at the date of issue.

LOST CERTIFICATES

Section 3. The Board may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. When authorizing such issue of a new certificate or certificates, the Board may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or his or her legal representative, to advertise the same in such manner as it shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFERS OF STOCK

Section 4. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

RECORD DATE

Section 5. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action other than stockholder action by written consent, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date: (i) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting, and (ii) in the case of any other lawful action other than stockholder action by written consent, shall not be more than sixty (60) days prior to such other action. If no record date is fixed by the Board: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the next day preceding the day on which the meeting is held, and (ii) the record date for determining stockholders for any other purpose (other than stockholder action by written consent) shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

REGISTERED STOCKHOLDERS

Section 6. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

EXCLUSIVE FORUMS

Section 7. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine. Subject to the foregoing provisions of this Section 7, unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 7.

ARTICLE VII

GENERAL PROVISIONS

DIVIDENDS

Section 1. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation, if any, may be declared by the Board at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation.

Section 2. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the directors shall think conducive to the interest of the Corporation, and the directors may modify or abolish any such reserve in the manner in which it was created.

ANNUAL STATEMENT

Section 3. The Board shall present at each annual meeting, and at any special meeting of the stockholders when called for by vote of the stockholders, a full and clear statement of the business and condition of the Corporation.

CHECKS

Section 4. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board may from time to time designate.

FISCAL YEAR

Section 5. The fiscal year of the Corporation shall be fixed by resolution of the Board.

SEAL

Section 6. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE VIII

INDEMNIFICATION

Section 1. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) (a “third party proceeding”) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (an “indemnitee”), against all expenses, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that such person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 2. Subject to Section 3 of this Article VIII, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor (together with third party proceedings, “proceedings”) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another Corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (an “indemnitee”), against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith in a manner that such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

AUTHORIZATION OF INDEMNIFICATION

Section 3. Any indemnification under this Article VIII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such director or officer has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VIII, as the case may be. Such determination shall be made (i) by a majority vote of the directors who were not parties to such actions, suit or proceeding, even though less than a quorum, (ii) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (iii) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (iv) by the stockholders. To the extent, however, that a director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding, described above, or in defense of any claim, issue or matter therein, such officer or director shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him or her in connection therewith, without the necessity of authorization in the specific case.

Section 4. If a claim for indemnification or advancement of expenses under this Article VIII is not paid in full within thirty (30) days after a written claim therefor by the Indemnitee has been received by the Corporation, the Indemnitee may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expenses of prosecuting such claim, including attorneys’ fees and costs, to the fullest extent permitted by law. In any such action the Corporation shall have the burden of proving that the Indemnitee is not entitled to the requested indemnification or advancement of expenses under applicable law. The Court of Chancery of the State of Delaware shall be the exclusive forum for any litigation by the Indemnitee and the Corporation over any aspect of the Indemnitee’s rights to indemnification or advancements.

EXPENSES PAYABLE IN ADVANCE

Section 5. Expenses incurred in defending a threatened or pending action, suit or proceeding shall, to the fullest extent not prohibited by applicable law, be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation as authorized in this Article VIII.

NON-EXCLUSIVITY AND SURVIVAL OF INDEMNIFICATION

Section 6. The indemnification and advancement of expenses provided by or granted pursuant to the other Sections of this Article VIII shall not be deemed exclusive of any rights to which any person seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, contract, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that indemnification of the persons specified in Sections 1 and 2 of this Article VIII shall be made to the fullest extent permitted by Delaware law. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of Delaware law or otherwise. The indemnification and advancement of expenses provided by or granted pursuant to this Article VIII shall, unless otherwise provided or ratified, continue as to a person who has ceased to be a director, officer or employee and shall inure to the benefit of the heirs, executors and administrators of such person.

INSURANCE

Section 7. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another Corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VIII, or otherwise under Delaware law.

MEANING OF “CORPORATION” FOR PURPOSES OF ARTICLE VIII

Section 8. For purposes of this Article VIII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers or employees, so that any person who is or was a director, officer or employee, of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer or employee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

Section 9. Subject to Section 3 of this Article VIII, the Corporation shall be required to indemnify an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if the initiation of such proceeding (or part thereof) by the indemnitee was authorized in writing by the Board.

Section 10. Any repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection hereunder of any indemnitee in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to the time of such repeal or modification.

ARTICLE IX

AMENDMENTS

Section 1. These Bylaws may be altered, amended or repealed or new bylaws may be adopted by the stockholders or by the Board, when such power is conferred upon the Board, by the Certificate of Incorporation, at any regular meeting of the stockholders or of the Board or at any special meeting of the stockholders or of the Board if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such meeting.

Exhibit 99.1

AMD to Acquire Xilinx, Creating the Industry’s High Performance Computing Leader

— Strategic transaction strengthens AMD’s industry-leading technology portfolio —

•	Expands AMD’s rapidly growing data center business

•	Xilinx, the No. 1 provider of adaptive computing solutions, increases AMD TAM to $110 billion

•	Immediately accretive to AMD margins, cash flow and EPS

•	All stock transaction with combined enterprise value of approximately $135 billion

SILICON VALLEY, CALIF. — Oct. 27, 2020 — AMD (NASDAQ: AMD) and Xilinx (NASDAQ: XLNX) today announced they have entered into a definitive agreement for AMD to acquire Xilinx in an all-stock transaction valued at $35 billion. The combination will create the industry’s leading high performance computing company, significantly expanding the breadth of AMD’s product portfolio and customer set across diverse growth markets where Xilinx is an established leader. The transaction is expected to be immediately accretive to AMD margins, EPS and free cash flow generation and deliver industry-leading growth.

The acquisition brings together two industry leaders with complementary product portfolios and customers. AMD will offer the industry’s strongest portfolio of high performance processor technologies, combining CPUs, GPUs, FPGAs, Adaptive SoCs and deep software expertise to enable leadership computing platforms for cloud, edge and end devices. Together, the combined company will capitalize on opportunities spanning some of the industry’s most important growth segments from the data center to gaming, PCs, communications, automotive, industrial, aerospace and defense.

“Our acquisition of Xilinx marks the next leg in our journey to establish AMD as the industry’s high performance computing leader and partner of choice for the largest and most important technology companies in the world,” AMD President and CEO Dr. Lisa Su said. “This is truly a compelling combination that will create significant value for all stakeholders, including AMD and Xilinx shareholders who will benefit from the future growth and upside potential of the combined company. The Xilinx team is one of the strongest in the industry and we are thrilled to welcome them to the AMD family. By combining our world-class engineering teams and deep domain expertise, we will create an industry leader with the vision, talent and scale to define the future of high performance computing.”

“We are excited to join the AMD family. Our shared cultures of innovation, excellence and collaboration make this an ideal combination. Together, we will lead the new era of high performance and adaptive computing,” said Victor Peng, Xilinx president and CEO. “Our leading FPGAs, Adaptive SoCs, accelerator and SmartNIC solutions enable innovation from the cloud, to the edge and end devices. We empower our customers to deploy differentiated platforms to market faster, and with optimal efficiency and performance. Joining together with AMD will help accelerate growth in our data center business and enable us to pursue a broader customer base across more markets.”

With a combined team of 13,000 talented engineers and over $2.7 billion of annual1 R&D investment, AMD will have additional talent and scale to deliver an even stronger set of products and domain-specific solutions.

Additional Transaction Details

Under the terms of the agreement, Xilinx stockholders will receive a fixed exchange ratio of 1.7234 shares of AMD common stock for each share of Xilinx common stock they hold at the closing of the transaction. Based on the exchange ratio, this represents approximately $143 per share of Xilinx common stock2. Post-closing, current AMD stockholders will own approximately 74 percent of the combined company on a fully diluted basis, while Xilinx stockholders will own approximately 26 percent. The transaction is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

AMD expects to achieve operational efficiencies of approximately $300 million within 18 months of closing the transaction, primarily based on synergies in costs of goods sold, shared infrastructure and through streamlining common areas.

The transaction has been unanimously approved by the AMD and Xilinx Boards of Directors. The acquisition is subject to approval by AMD and Xilinx shareholders, certain regulatory approvals and other customary closing conditions. The transaction is currently expected to close by the end of calendar year 2021. Until close, the parties remain separate, independent companies.

Management and Board of Directors

Dr. Lisa Su will lead the combined company as CEO. Xilinx President and CEO, Victor Peng, will join AMD as president responsible for the Xilinx business and strategic growth initiatives, effective upon closing of the transaction. In addition, at least two Xilinx directors will join the AMD Board of Directors upon closing.

Advisors

Credit Suisse and DBO Partners are acting as financial advisors to AMD and Latham & Watkins LLP is serving as its legal advisor. Morgan Stanley is acting as lead financial advisor to Xilinx. BofA Securities is also acting as a financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal counsel.

Transaction Website

[1]	Based on trailing twelve months.
[2]

Based on an AMD price of $82.9726, which is the average of AMD’s daily volume weighted average prices per share for the 10 consecutive trading day period up to and including October 8, 2020, the last trading day prior to media reports regarding a potential transaction between AMD and Xilinx.

For more information about the transaction investors are encouraged to visit http://ir.amd.com which will be used by AMD to disclose information about the transaction.

Conference Call and Webcast Details

AMD will hold a conference call for the financial community at 8:00 AM ET (5:00 AM PT) today to discuss its third quarter 2020 financial results and plans to acquire Xilinx. AMD will provide a real-time audio broadcast of the teleconference on the Investor Relations page of its website at www.amd.com. The webcast will be available for 12 months after the conference call.

About AMD

For more than 50 years AMD has driven innovation in high performance computing, graphics and visualization technologies — the building blocks for gaming, immersive platforms and the data center. Hundreds of millions of consumers, leading Fortune 500 businesses and cutting-edge scientific research facilities around the world rely on AMD technology daily to improve how they live, work and play. AMD employees around the world are focused on building great products that push the boundaries of what is possible. For more information about how AMD is enabling today and inspiring tomorrow, visit the AMD (NASDAQ: AMD) website, blog, Facebook and Twitter pages.

About Xilinx

Xilinx develops highly flexible and adaptive processing platforms that enable rapid innovation across a variety of technologies — from the cloud to the edge and to the endpoint. Xilinx is the inventor of the FPGA and Adaptive SoCs, designed to deliver the most dynamic processor technology in the industry. We partner with our customers to create scalable, differentiated and intelligent solutions to enable the adaptable, intelligent and connected world of the future. For more information, visit www.xilinx.com.

# # #

Contact information

Drew Prairie

AMD Communications

512-602-4425

drew.prairie@amd.com

Investor Contact:

Laura Graves

AMD Investor Relations

408-749-5467

laura.graves@amd.com

Tara Sims

Xilinx Communications

415-713-5986

taras@xilinx.com

Suresh Bhaskaran

Xilinx Investor Relations

408-879-4784

ir@xilinx.com

Additional Information about the Acquisition and Where to Find It

In connection with the proposed transaction, AMD intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of AMD and Xilinx and that also will constitute a prospectus with respect to shares of AMD’s common stock to be issued in the transaction (the “joint proxy statement/prospectus”). Each of AMD and Xilinx may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or any other document that AMD or Xilinx may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of AMD and Xilinx. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (if and when available) and other documents containing important information about AMD, Xilinx and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by AMD will be available free of charge on AMD’s website at ir.AMD.com or by contacting AMD’s Corporate Secretary by email at Corporate.Secretary@AMD.com. Copies of the documents filed with the SEC by Xilinx will be available free of charge on Xilinx’s website at investor.Xilinx.com or by contacting Xilinx’s Investor Relations department by phone at 408-879-4784.

Participants in the Solicitation

AMD, Xilinx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of AMD, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AMD’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 26, 2020. Information about the directors and executive officers of Xilinx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Xilinx’s proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on June 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

The statements in this communication include forward-looking statements concerning AMD, Xilinx, the proposed transaction described herein and other matters. Forward-looking statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs and involve numerous risks and uncertainties that could cause actual results to differ materially from expectations. Forward-looking statements speak only as of the date they are made or as of the dates indicated in the statements and should not be relied upon as predictions of future events, as there can be no assurance that the events or circumstances reflected in these statements will be achieved or will occur. Forward-looking statements can often, but not always, be identified by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” “anticipates,” “designed,” or the negative of these words and phrases, other variations of these words and phrases or comparable terminology. The forward-looking statements in this communication relate to, among other things, obtaining applicable regulatory and stockholder approvals, satisfying other closing conditions to the proposed transaction, the expected tax treatment of the transaction, the expected timing of the transaction, and the integration of the businesses and the expected benefits, cost savings, accretion, synergies and growth to result therefrom. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the statements. These risks include, among other things: failure to obtain applicable regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the transaction or to complete the transaction on anticipated terms and timing; negative effects of the announcement of the transaction; risks that the businesses will not be integrated successfully or that the combined companies will not realize expected benefits, cost savings, accretion, synergies and/or growth, or that such benefits may take longer to realize than expected; the risk that disruptions from the transaction will harm business plans and operations; risks relating to unanticipated costs of integration; significant transaction and/or integration costs, or difficulties in connection with the transaction and/or unknown or inestimable liabilities; restrictions during the pendency of the transaction that may impact the ability to pursue certain business opportunities or strategic transactions; potential litigation associated with the transaction; the potential impact of the announcement or consummation of the transaction on AMD’s, Xilinx’s or the combined company’s relationships with suppliers, customers, employers and regulators; and demand for the combined company’s products. A more fulsome discussion of the risks related to the proposed transaction will be included in the joint proxy statement/prospectus. For a discussion of factors that could cause actual results to differ materially from those contemplated by forward-looking statements, see the section captioned “Risk Factors” in each of AMD’s and Xilinx’s Annual Report on Form 10-K for the fiscal years ended December 28, 2019 and March 28, 2020, respectively, subsequent Quarterly Reports on Form 10-Q and other filings with the SEC. While the list of factors presented here is, and the list of factors presented in the joint proxy statement/prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Many of these risks and uncertainties may be exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Neither AMD nor Xilinx assumes, and each hereby disclaims, any obligation to update forward-looking statements, except as may be required by law.